                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            For the month of May 2003

                 Sinopec Shanghai Petrochemical Company Limited
                 ----------------------------------------------
                 (Translation of registrant's name into English)

                              Jinshanwei, Shanghai
                           People's Republic of China
                           --------------------------
                    (Address of principal executive offices)


           [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                              Form 20-F  X  Form 40-F
                                        ---

           [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                    Yes _____ No  X
                                                 ---

           [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.

     Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby deposits the following exhibits pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

           a. Proposed Amendments to the Articles of Association issued on May 21, 2003;

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                SINOPEC SHANGHAI PETROCHEMICAL
                                                     COMPANY LIMITED


Dated: May 26, 2003                             By:  /s/ Lu Yiping
                                                     Name: Lu Yiping
                                                     Title: Chairman

                                  Exhibit Index

         a. Proposed Amendments to the Articles of Association issued on May 21, 2003;

--------------------------------------------------------------------------------
        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
--------------------------------------------------------------------------------

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

                                [COMPANY LOGO]

                 Sinopec Shanghai Petrochemical Company Limited
       [Chinese name for Sinopec Shanghai Petrochemical Company Limited]
 (a joint stock limited company incorporated in the People's Republic of China)

                             PROPOSED AMENDMENTS TO

                           THE ARTICLES OF ASSOCIATION

Pursuant to the notice of meeting dated 29 April 2003, the annual general meeting of the Company will be held at at Jinshan District, Shanghai, PRC, at 9:00 a.m. on Wednesday, 18 June 2003. Whether or not you are able to attend the meeting, you are requested to complete and return the form of proxy enclosed with the notice in accordance with the instructions printed thereon as soon as possible and in any event no less than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

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                                  CONTENTS
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
                                                                            Page
Definitions ..............................................................     1

Letter from the Board ....................................................     2

Appendix 1: Amended Articles of Association ..............................     6

Appendix 2: Rules of Procedure for Shareholders' General Meetings ........    74

Appendix 3: Rules of Procedure for Board of Directors' Meetings ..........    97

Appendix 4: Rules of Procedure for Supervisory Committee Meetings ........   113

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                                  DEFINITIONS
--------------------------------------------------------------------------------

In this circular, the following expressions have the meanings set out below unless the context requires otherwise.

Articles of Association       means the articles of association of the Company;

Board                         means the board of directors of the Company;

Company                       means Sinopec Shanghai Petrochemical Company;

CSRC means the China Securities Regulatory Commission of the PRC;

Hong Kong                     means the Hong Kong Special Administrative Region
                              of the PRC;

Hong Kong Stock Exchange      means The Stock Exchange of Hong Kong Limited;

Letter from the Board         means the letter from the Board which is set out
                              in pages 2 to 5 in this circular;

Listing Rules                 means the Rules Governing the Listing of
                              Securities on the Hong Kong Stock Exchange;

PRC means the People's Republic of China, excluding for the purposes of this circular, Hong Kong, Macau and Taiwan;

Rules means the "Rules of Procedure for Shareholders' General Meetings", "Rules of Procedure for Board of Directors' Meetings" and "Rules of Procedure for Supervisory Committee Meetings", as set out in Appendices 2, 3 and 4 of this circular respectively;

SETC means the State Economic and Trade Commission of the PRC.

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

                                 [COMPANY LOGO]

                 Sinopec Shanghai Petrochemical Company Limited
       [Chinese name for Sinopec Shanghai Petrochemical Company Limited]
 (a joint stock limited company incorporated in the People's Republic of China)

Directors:                                                    Registered Office:
Lu Yiping (Chairman and President)                            48 Jinyi Road
Xu Kaicheng (Vice Chairman)                                   Jinshan District
Rong Guangdao                                                 Shanghai 200540
Feng Jianping                                                 PRC
Zhang Zhiliang
Jiang Baoxing
Li Weichang
Liu Wenlong
Zhang Baojian
Zhang Honglin
Huang Jian

Independent Directors:
Gu Chuanxun
Wang Yongshou
Wang Xingyu

                                                              21 May 2003

To the Shareholders

Dear Sir or Madam,

               PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1.   INTRODUCTION

The Board of Directors would like to propose certain amendments to the Articles of Association and to adopt the Rules, in accordance with the following laws and regulations in the PRC:

     . "Standards for Governance of Listed Companies" jointly promulgated by CSRC and SETC on 7 January 2002;

     . "Guiding Opinions Concerning the Establishment of the System of Independent Directors for Listed Companies" promulgated by CSRC on 16 August 2001; and

--------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

     . "Regulatory Opinions on Standardizing Shareholders' General Meetings of Listed Companies" promulgated by CSRC on 18 May 2002.

The proposed amendments to the Articles of Association and the adoption of the Rules are subject to shareholders' approval at the annual general meeting of the Company to be held on 18 June 2003.

The text of the amended Articles of Association is set out in Appendix 1 of the circular of which this letter forms a part. The "Rules of Procedure for Shareholders' General Meetings", "Rules of Procedure for Board of Directors' Meetings" and "Rules of Procedure for Supervisory Committee Meetings" proposed to be adopted are set out in Appendices 2, 3 and 4 respectively of the circular of which this letter forms a part. Details are also available on the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

The purpose of this letter and the other sections of the circular of which this letter forms part is to provide you with information relating to the amendments to the Articles of Association and the adoption of the Rules, and to seek your approval of the foregoing at the annual general meeting to be held at Jinshan District, Shanghai, PRC, at 9:00 a.m. on Wednesday, 18 June 2003. The notice of the annual general meeting dated 29 April 2003, together with reply slips and forms of proxy for use in connection with the annual general meeting, have already been dispatched to holders of the Company's H shares.

2.   KEY AREAS OF PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

2.1  Key areas of proposed amendments

The proposed amendments aim to enhance the corporate governance of the Company, and include matters relating to a number of areas, including: rights of shareholders, obligations of controlling shareholders, procedures at shareholders' general meetings, authority of shareholders' general meetings, qualifications of directors and supervisors, authority of board of directors, procedures for nominating and electing directors, procedures for board of directors meetings, duties of the company secretary, duties of the general manager and internal audit.

Further details of certain amendments are set out below.

2.2  Cumulative voting system

Article 113 of the amended Articles of Association provide for a system of cumulative voting on the election of directors, which shall be adopted when a controlling shareholder of the Company controls more than 30% of the Company's shares.

2.3  Methods and procedures for nomination of directors and supervisors

In order to increase the transparency of the system of election of directors and supervisors, Articles 109, 110 and 111 of the amended Articles of Association set out details of the procedures for nomination and election of directors and supervisors.

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                             LETTER FROM THE BOARD
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2.4  Qualifications and powers of independent directors

The qualifications for independent directors are set out in Article 112 of the amended Articles of Association. In order to ensure that independent directors are able to carry out their duties effectively and efficiently, Articles 119 and 120 of the amended Articles of Association contain provisions relating to the powers of independent directors.

2.5  Right to put forward motions

Specific provisions are contained in Articles 61 through 66 of the amended Articles of Association relating to the right of shareholders to put forward motions at shareholders' general meetings. The directors are required by these articles to provide an explanation when shareholders' motions are not put to the shareholders' general meeting.

2.6  Strengthening internal audit

Articles 208 and 209 of the amended Articles of Association contain provisions relating to the internal audit of the Company.

2.7  Procedural matters

The amended Articles of Association contain a number of provisions standardising the convening and procedures of shareholders' general meetings, board of directors' meetings and supervisory committee meetings. These include provisions relating to convening meetings, notices of meetings, motions and voting at meetings, minutes of meetings and announcements and other post-meeting matters.

The Rules proposed to be adopted provide further provisions regarding the procedures for each of these respective meetings.

2.8  Amendment of wording

The wording of certain articles in the Articles of Association are also proposed to be amended to improve the orderliness and clarity of the text, and to correct minor errors in the text as appropriate.

3.   ELECTION OF DIRECTOR AND SUPERVISOR

In addition, at the annual general meeting, Chen Xinyuan shall be nominated for election as a new independent director of the Company, and Zhou Yunnong shall be nominated for election as a new independent supervisor of the Company. Biographical details of these candidates are as follows:

Chen Xinyuan, 38, currently President, professor and tutor to doctoral students of the College of Accounting, Shanghai University of Finance and Economics, was appointed Independent Supervisor of the Company in June 2000. After graduation from the Accounting Faculty, Hangzhou College of Commerce, Zhejiang in July 1985, Mr. Chen undertook graduate studies at the Accounting Faculty of Shanghai University of Finance and Economics

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                             LETTER FROM THE BOARD
--------------------------------------------------------------------------------

and stayed on as a lecturer. He commenced his doctoral studies in accounting while teaching and received his doctorate in June 1994. He has been a tutor to doctoral students since December 1998. Mr. Chen has also studied in West Germany for one year. He is familiar with financial accounting, given his experience in the academic aspects of accounting and notable achievements in accounting research. He is also experienced in business management.

Zhou Yunnong, 61, former Governor of Shanghai Jinshan District, and Member of the Leaders Group of Shanghai Chemical and Industrial Park, is currently the Senior Advisor of Jinshan Industrial Investment and Development Company. In August 1964, Mr. Zhou graduated from Huadong Normal University majoring in radio. He joined Shanghai Petrochemical Complex in October 1972, and was appointed the Vice President of the Complex in November 1984. From June 1989 to August 1991, Mr. Zhou was the Deputy Director of the Human Resource Department of China Petrochemical Corporation. In August 1991, Mr. Zhou became the Deputy Secretary of Communist Party Committee of Shanghai Petrochemical Complex, and was appointed the Vice President of the Complex in March 1992. From July 1993 to April 1994, Mr. Zhou was appointed the Vice President of Shanghai Petrochemical Company in charge of administration and human resources. In April 1994, Mr. Zhou was appointed the Secretary of the Communist Party Committee of Sinopec Jinshan Industrial Company, and he was the Governor to Jinshan District of Shanghai from May 1997 to November 1999. Mr. Zhou has the title of senior engineer and he has rich experience in business management.

4.   RECOMMENDATIONS

The Board believes that the proposed amendments are a practical opportunity to update the Articles of Association and, together with the adoption of the Rules, will ensure that mechanisms are in place for the Company to continue to adhere to the highest standards of corporate governance.

The Board is unanimous in recommending the proposed amendments to the Articles of Association and the adoption of the Rules to you for your favourable consideration and would urge you to vote in favour of the resolutions set out in the notice of annual general meeting dated 29 April 2003 at the annual general meeting at Jinshan District, Shanghai, PRC, at 9:00 a.m. on Wednesday, 18 June 2003.

Shareholders should note that the Chinese text of this circular shall prevail over the English text.

5.   RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

                                                           By Order of the Board
                                                              Zhang Jingming
                                                             Company Secretary

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APPENDIX 1                                       AMENDED ARTICLES OF ASSOCIATION
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                     CHAPTER 1      GENERAL PROVISIONS

Article 1 These Articles of Association are formulated in accordance with "The Company Law of the People's Republic of China" (the "Company Law"), "The State Council Special Regulations Relating to Issue of Shares and Overseas Listing of Joint Stock Limited Companies" (the "Special Regulations"), "The Mandatory Provisions for Companies Listing Overseas" (the "Mandatory Provisions"), the "Listed Companies Articles of Association Guidelines", the "Listed Companies Corporate Governance Principles" and other relevant regulations, in order to protect the lawful rights and interests of Sinopec Shanghai Petrochemical Company Limited (the "Company"), its shareholders and creditors, and to regulate its organisation and behaviour.

The Company is a joint stock limited company established pursuant to the Company Law, the Special Regulations and other laws and regulations.

The establishment of the Company was approved by the State Commission for Restructuring the Economic System of the PRC pursuant to the document Ti Gai Sheng (1993) No. 95 by the promoter method. The Company was registered at the Shanghai Administration for Industry and Commerce and was issued an enterprise legal person business licence on 29 June 1993. The number of the enterprise legal person business licence is 3100001002263.

The promoter of the Company is Shanghai Petrochemical Complex.

Article 2    The registered name of the Company is:

Chinese:                      [Chinese name for Company]

Abbreviation:                 [Chinese Company Abbreviation]

English:                      Sinopec Shanghai Petrochemical Company Limited

Abbreviation:                 SPC

Article 3 The legal address of the Company is: 48 Jinyi Road, Jinshan District, Shanghai, People's Republic of China.

Postal code:                  200540

Telephone number:             (021) 5794 1941

Facsimile number:             (021) 5794 2267

Article 4 The legal representative of the Company is the chairman of the Company.

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APPENDIX 1                                       AMENDED ARTICLES OF ASSOCIATION
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Article 5    The Company is a permanently existing joint stock company. The capital of the Company is divided into shares. The rights and liabilities of shareholders of the Company are limited to the shares held by them, and the Company is liable for its debts to the extent of its entire capital.

The Company is an independent legal person, under the jurisdiction and protection of the laws and regulations of the People's Republic of China.

Article 6 The Articles of Association were effective from the date of establishment of the Company. Where any amendments of the Company's Articles of Association relate to the Mandatory Provisions, these shall be effective after approval by special resolution of the shareholders and approval of the company approval department as authorised by the State Council.

As from the effective date of the Articles of Association, these Articles constitute the rules governing the organisation and conduct of the Company and become a legally binding document regulating the rights and obligations between the Company and a shareholder and among the shareholders inter se.

Article 7 The Articles of Association are binding on the Company, its shareholders and senior management including directors, supervisors, general manager, deputy general manager, financial officer and company secretary (hereinafter referred to as "Senior Management"). The aforementioned persons may raise any claims relating to the affairs of the Company with the Company in accordance with the Articles.

The Company may take action against the Senior Management in accordance with the Articles. The Company may take action against the shareholders in accordance with the Articles. Shareholders may take action against each other in accordance with the Articles and a shareholder may take action against the Company and Senior Management in accordance with the Articles.

For the purposes of this Article, "action" includes court proceedings or application for arbitration proceedings.

Article 8 The Company may invest in other limited liability companies or joint stock companies and is liable to the amount of the investment in these companies.

The Company may not become an unlimited liability shareholder in other business entities.

Upon approval by the responsible company approval authority as authorised by the State Council, the Company may operate as a holding company in accordance with its management and operation requirements pursuant to article 12(2) of the Company Law.

Article 9 Subject to the provisions of PRC laws and administrative regulations, the Company has the power to raise or borrow money, including (without limitation) the power to issue corporate bonds and to mortgage or charge its assets.

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APPENDIX 1                                       AMENDED ARTICLES OF ASSOCIATION
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                  CHAPTER 2     PURPOSE AND BUSINESS SCOPE

Article 10 The purpose of the Company shall be to build and operate a diversified industrial company which will be one of the world's leading petrochemical companies; to promote the development of the petrochemical industry in the PRC through the production of a broad variety of outstanding products; to practise advanced scientific management and apply flexible business principle; and to develop overseas markets for the Company's product, so that the company and all shareholders may receive reasonable economic benefits.

Article 11 The business scope of the Company is limited to the matters approved by the company registration authority.

The business scope of the Company includes: refining crude oil, petroleum products, petrochemical products, synthetic fibres and monomers, plastic products, raw materials for knitting and textiles products, supply of electricity, heating, water and gas, water treatment, rail transportation, inland water transport, ports, warehousing, design, research and development and "four technologies" services.

Article 12 The Company may establish subsidiaries and branches, representative offices, business offices and other non-independent legal person branches in accordant with its business development needs.

Subject to approval by the relevant governmental authorities, the Company may adjust the business and operation scope or investment directions and methods in accordance with PRC domestic and international market trends, the business requirements inside and outside of the PRC and the development capabilities of the Company.

                  CHAPTER 3     SHARES AND REGISTERED CAPITAL

Article 13 The Company shall have ordinary shares at all times. The ordinary shares issued by the Company shall include domestic shares and foreign shares. The Company may issue other types of shares subject to the approval of the responsible company approval authority as authorised by the State Council and its own requirements.

Article 14 All the shares issued by the Company shall have par value. The par value shall be one Renminbi each. Renminbi refers to the official currency of the PRC.

Article 15 The stock of the Company takes the form of shares. Upon the approval of the securities regulatory authority of the State Council, the Company issue shares to investors inside the PRC and investors outside the PRC. Issues of the Company's stock shall adhere to the principles of openness, fairness and honesty.

The aforementioned investors outside the PRC refers to investors in foreign countries, Hong Kong, Macau and Taiwan regions who subscribe for shares of the Company. Investors inside the PRC refers to investors in the PRC, excluding the aforementioned regions, who subscribe for shares of the Company.

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APPENDIX 1                                       AMENDED ARTICLES OF ASSOCIATION
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Article 16   Shares issued by the Company investors inside the PRC and
subscribed for in Renminbi are referred to as domestic shares. Shares issued by the Company and subscribed for in foreign currency are referred to as foreign shares. Foreign shares listed overseas are referred to as overseas listed foreign shares. The holders of domestic shares and the holders of overseas listed foreign shares are both ordinary shareholders, and have the same rights and obligations.

The aforementioned foreign currency refers to the official currency of other countries or regions, other than Renminbi, as recognised by the responsible foreign exchange authority of the PRC which can be used for subscribing for shares.

Article 17 The overseas listed foreign shares issued by the Company and listed in Hong Kong are referred to as H shares. H shares are shares which have been approved for listing by The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), the par value of which is denominated in Renminbi and which are subscribed for and traded in Hong Kong dollars.

Article 18 The domestic shares issued by the Company are held in custody by the China Securities Registration and Clearing Company Limited, Shanghai Branch. The H shares issued by the company are held in custody by Hong Kong Securities Clearing Company Limited.

Article 19 Having been approved by the responsible company approval authority as authorised by the State Council, the Company may issue a total of 7,200,000,000 ordinary shares, or which 4,000,000,000 shares have been issued to the promoter upon its establishment representing 55.56% of the authorised ordinary share capital.

Article 20 After the establishment of the Company, the Company has issued 2,330,000,000 ordinary shares which are overseas listed foreign shares, representing 32.36% of the authorised ordinary share capital. The Company has also issued 870,000,000 ordinary shares to the general public (including the employees of the Company) which are domestic shares representing 12.08% of the authorised ordinary share capital.

The shareholding structure of the Company after issue of the shares pursuant to the above paragraph is: 7,200,000,000 ordinary shares, of which 4,000,000,000 shares issued at the time of establishment of the Company, 870,000,000 domestic shares listed in the PRC and issued after the establishment of the Company, and 2,330,000,000 overseas listed foreign shares.

Article 21 The plan as to the issue of domestic shares and overseas listed foreign shares as approved by the securities regulatory authority of the State Council shall be implemented and arranged by the directors of the Company.

The plan as to the issue of domestic shares and overseas listed foreign shares as mentioned above may be implemented within fifteen (15) months from the date of approval by the State Council securities regulatory authority.

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APPENDIX 1                                       AMENDED ARTICLES OF ASSOCIATION
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Article 22   In issuing the planned shares, the Company shall issue the domestic shares and the overseas listed foreign shares in single tranches respectively. Where there are special circumstances such that the shares cannot be issued in one tranche, the Company may issue the shares in several tranches, subject to the approval of the China Securities Regulatory Commission.

Article 23   The registered capital of the Company shall be RMB7,200,000,000.

Article 24 As required by its operations and business development, the Company may increase its capital in accordance with the Articles of Association.

The Company may increase its capital by the following methods:

(1)  public offering of new shares;

(2)  placement of shares to existing shareholders;

(3)  distribution of new shares to existing shareholders;

(4)  transfer of the capital reserve fund to increase capital;

(5) any other means as permitted by law or administrative regulations and approved by the State Council securities regulatory authority.

In increasing its capital and issuing new shares, following the approval in accordance with the stipulations of the Articles, the Company shall comply with the procedures laid down in the laws, administrative regulations and listing rules and regulations of the PRC and the locale in which the foreign shares are listed overseas.

Article 25 Except as prescribed by applicable laws and administrative regulations, the shares of the Company shall be freely transferable and shall also be free from all lien.

           CHAPTER 4     REDUCTION OF CAPITAL AND REPURCHASE OF SHARES

Article 26 The Company may reduce its registered capital in accordance with the Articles. The Company shall comply with the procedures laid down in the Company Law, other relevant regulations and the Articles in reducing its registered capital.

Article 27 The Company shall prepare balance sheet and inventory of assets when it reduces its capital.

The Company shall notify its creditors within then (10) days after the resolution to reduce the capital is passed and shall publish notice in newspapers at least three times within thirty (30) days after the resolution is passed. The creditors shall have the right within thirty (30) days of receiving such notice (or, for creditors who do not receive the notice within ninety (90) days of the date when the notice is first published) to demand repayment of the debts or for a guarantee for repayment of the debts.

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APPENDIX 1                                       AMENDED ARTICLES OF ASSOCIATION
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The share capital shall not be lower than the statutory minimum after the capital reduction.

Article 28 Subject to the approval by the relevant authority, the Company may repurchase its shares in any of the following circumstances in accordance with the procedure provided in the Articles:

(1)  cancellation of shares for reduction of capital;

(2)  merger with other companies which hold shares of the Company;

(3)  other circumstances as permitted by law or administrative regulations.

The Company shall comply with Articles 29 to 32 in repurchasing its shares.

Article 29 Upon approval by the relevant authority, the Company may repurchase its shares by one of the following ways:

(1) making a general offer to all the shareholders in proportion to their shareholding;

(2)  purchasing its shares in public on a stock exchange;

(3)  making an off-market contract;

(4) other methods as stipulated by laws or administrative regulations and approved by the Sate Council securities regulatory authorities.

Article 30 The Company may, with the prior sanction of shareholders obtained at the shareholders' general meeting in accordance with these Articles, repurchase its shares by an off-market contract in accordance with the relevant PRC and overseas regulations; the Company may release, vary or waive its rights under a contract so entered into by the Company with the prior approval of shareholders obtained in the same manner.

A contract to repurchase shares referred to in the above paragraph includes but is not limited to an agreement to become obliged to repurchase or an acquisition of the right to purchase shares of the Company.

Rights of the Company under a contract to repurchase its own shares are not capable of being assigned.

Article 31 Shares repurchased by the Company in accordance with law shall be cancelled within ten (10) days following the date of the completion of the repurchase. The Company shall also apply for registration of the change in the registered capital to the original responsible company registration authority.

The share capital of the Company shall be reduced by the aggregate par value of the cancelled shares accordingly.

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APPENDIX 1                                       AMENDED ARTICLES OF ASSOCIATION
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Article 32 Unless the Company is in the course of liquidation, the Company shall comply with the following provisions in repurchasing its shares:

(1) where the Company repurchases its shares at face value, payment shall be made out of distributable profits of the Company or out of proceeds of a fresh issue of shares made for that purpose;

(2) where the Company repurchases its shares at a premium, payment up to the face value may be made out of distributable profits of the Company or out of proceeds of a fresh issue of shares made for that purpose. Payment of the portion in excess of the face value shall be effected as follows:

     (i) if the shares being repurchased were issued at face value, payment shall be made out of distributable profits of the Company;

     (ii) if the shares being repurchased were issued at a premium, payment shall be made out of distributable profits of the Company or out of proceeds of a fresh issue of shares made for that purpose, provided that the amount paid out of proceeds of the fresh issue shall not exceed the aggregate of premiums received by the Company on the issue of the shares repurchased nor the current amount of the Company's capital reserve fund (including the premiums on the fresh issue);

(3) payment by the Company in consideration for the following shall be made out of distributable profits:

     (i)   the acquisition of rights to repurchase shares of the Company;

     (ii)  the variation of any contract to repurchase shares of the Company;

     (iii) the release of the Company's obligations under any contract to repurchase shares of the Company;

(4) to the extent that shares are repurchased out of distributable profits of the Company, the amount of the Company's registered share capital reduced shall be transferred to the Company's capital reserve fund.

            CHAPTER 5 FINANCIAL ASSISTANCE FOR ACQUISITION OF SHARES

Article 33 The Company or any of its subsidiaries shall not at any time give any form of Financial Assistance to a person who is acquiring or is proposing to acquire shares in the Company. The person referred to in this paragraph includes any person who directly or indirectly incurs a liability for the purpose of acquiring the Company's shares.

Neither the Company nor any of its subsidiaries shall give any form of Financial Assistance to the person for the purpose of lessening or discharging the liability.

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This Article shall not apply to the circumstance under Article 35.

Article 34 For the purposes of this Chapter, "Financial Assistance" includes (but not limited to) the following forms:

(1)  financial assistance given by way of gift;

(2) financial assistance given by way of guarantee (including the provision of an undertaking or assets to secure performance of the obligations by the obligor) or indemnity, other than an indemnity in respect of the Company's own neglect or default, or by way of release or waiver;

(3) financial assistance given by way of a loan or any other agreement under which the obligations of the Company are to be fulfilled before the obligations of another party to the agreement, or by way of the novation of, or the assignment of rights arising under, a loan or such other agreement; or

(4) any other financial assistance given by the Company when the Company is insolvent or has not net assets or when its net assets would thereby reduce to a material extent.

For the purposes of this Chapter, "incurring a liability" includes changing one's financial position by making an agreement or arrangement (whether enforceable or unenforceable, and whether made on his own account or with any other person) or by any other means.

Article 35 This following transactions are not considered prohibited under
Article 33:

(1) the provision of Financial Assistance where the Financial Assistance is given in good faith in the interests of the company and the Company's principal purpose in giving that assistance is not to give it for the purpose of any such acquisition, or the giving of the assistance is but an incidental part of some larger purpose of the Company;

(2) a distribution of the Company's assets by way of dividend lawfully declared;

(3)  the allotment of bonus shares;

(4) a reduction of share capital, a repurchase of shares of the Company, a reorganisation of the share capital or other restructuring of the Company effected in compliance with these Articles;

(5) the lending of money by the Company in the ordinary course of its business, where the lending of money is part of the scope of business of the Company (only if the Company has net assets which are not thereby reduced or, to the extent that those assets are thereby reduced, if the assistance is provided out of distributable profits);

(6) the provision of money by the Company for contributions to employees' share schemes (only if the Company has net assets which are not thereby reduced or, to the extent that those assets are thereby reduced, if the assistance is provided out of distributable profits).

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            CHAPTER 6    SHARE CERTIFICATES AND SHAREHOLDERS' REGISTER

Article 36 The share certificates of the Company shall be in registered form.

The share certificates of the Company shall contain the following particulars:

(1)  the Company name;

(2)  the date on which the Company was registered as established;

(3) the type of shares, the value of the shares and the number of shares represented by the certificate;

(4)  the serial number of the share certificate;

(5) other information as required by the Company Law, the Special Regulations and the stock exchange where the relevant shares are listed.

Article 37 The Company shall have a securities seal in Hong Kong for the purpose of authenticating the issue of H share certificates.

The Company's shares may be transferred, gifted, inherited or charged in accordance with the stipulations of relevant laws, administrative regulations, rules and regulations of authorised departments and the Articles. The transfer and assignment of shares must be registered with the share registration organ authorised by the Company.

Article 38 The Company does not recognise the use of its shares as the subject of a mortgage.

Article 39 During their term of office, the Senior Management should report their holdings of the Company's stock to the Company at fixed times. During their term of office and during the six (6) months after their leaving office, they may not transfer their interests in the Company's stock.

Article 40 If shareholders holding 5% or more of the stock of the Company with voting power sell any shares in the Company within six (6) months of acquiring them, or acquire any shares of the Company within six (6) months of selling them, then any profits thereby obtained shall belong to the Company.

This Article shall apply to legal person shareholders holding 5% or more of the stock of the Company with voting power and Senior Management as stipulated in these Articles, including but not limited to directors, supervisors and general manager.

Article 41 The Company's share certificates shall be signed by the chairman of the board of directors. If the stock exchange where the shares are listed requires other senior officer's signature, such signature shall be included. The share certificates shall be effective with affixure of the Company's seal or a facsimile seal. Authorisation from the board of directors is required for affixing the Company seal to share certificates. Signature of the chairman or other senior officer may be made by facsimile signatures.

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Article 42 The Company shall maintain a register of holders of shares and enter therein the following particulars:

(1)  names, addresses, occupations or descriptions;

(2)  the number of each class of shares held;

(3)  the amount paid or agreed to be paid on the shares of shares held;

(4)  the serial number of the shares held;

(5)  the date at which each holder was entered in the register as a shareholder;

(6)  the date at which each holder ceases to be a shareholder.

The register of shareholders shall be sufficient evidence, unless evidence to the contrary is shown, of shareholding in the Company.

Article 43 The Company may maintain the register of holders of overseas listed foreign shares outside the PRC in accordance with the memorandum of understanding and agreement made between the responsible securities authority of the State Council and the securities regulatory authority overseas and appoint an overseas agency for the management of such register. The original of the register of holders of overseas listed foreign shares shall be maintained in Hong Kong.

The Company shall maintain a copy of the register of holders of overseas listed foreign shares at the legal address of the Company. The overseas agency so appointed shall ensure from time to time the consistency between the original and the copy of the register of holders of overseas listed foreign shares.

In the event of inconsistency between the original and the copy of the register of holders of overseas listed foreign shares, the original version shall prevail.

Article 44 The Company shall maintain a complete register of shareholders.

The register of shareholders shall include the following parts:

(1) the register of shareholders maintained at the legal address of the Company other than that specified in paragraphs (2) and (3) of this Article;

(2) the Company's register of holders of overseas listed foreign shares maintained at the place where the stock exchange having the shares listed is located;

(3) the register of shareholders deposited at other places decided by the board of directors as necessary for the listing of the Company's shares.

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Article 45 The various parts of the register of shareholders shall not overlap.
The transfer of shares registered in a certain part of the shareholders' register shall not be registered in other parts of the shareholders' register during the existence of the registration of such shares.

All fully paid foreign shares listed in Hong Kong may be transferred freely in accordance with these Articles provided that the board of directors may without assigning any reason therefor decline to recognise any instrument of transfer, unless:

(1) a fee in the sum of two (2) Hong Kong dollars or such higher sum then agreed by the Hong Kong Stock Exchange is paid to the Company in respect of the registration of any transfer in the title of the shares to which it relates or for the alteration in the title of such shares or other documents;

(2) the instrument of transfer is only in respect of foreign shares listed in Hong Kong;

(3) the stamp duty payable in respect of such instrument of transfer has been paid;

(4) share certificates or other evidence as the board of directors may reasonably require to prove the right of the transferor to make the transfer shall be provided;

(5) if the shares are proposed to be transferred with joint holders, the number of joint holders shall no be more than four (4); and

(6)  the relevant shares are free from any lien by any company.

The transfer of overseas-listed foreign shares listed in Hong Kong shall be carried out in writing through transfer instrument in normal or ordinary form or in the form acceptable to the board of directors; and such transfer instrument can be signed by hand or, if the transferor or transferee is a recognised cleaning house as defined in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or its attorney, signed by hand or signed in printed mechanical form. All the transfer instruments shall be maintained at the legal address of the Company or another place the board of directors may designate from time to time.

Any change or alteration to the various parts of the register of shareholders shall be conducted in accordance with the laws of the place where such part of the shareholders' register is maintained.

Article 46 No registration of any change in the register of shareholders arising from a transfer of shares shall be effected thirty (30) days before the holding of a shareholders' general meeting or within five (5) days before the decision is made on the distribution of dividends by the Company.

Article 47 The board of directors shall fix a date as the date for the determination of shareholders for the purposes of holding shareholders' general meetings, distribution of dividends, liquidation and for other activities requiring determination of shareholders. Shareholders whose names are registered in the register of shareholders at the close of business on the date of determination shall be the shareholders of the Company.

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Article 48 Any person objecting to the register of shareholders and requesting to have its name registered or removed from the register of shareholders may apply to a court with jurisdiction to have the register of shareholders amended.

Article 49 Any person who is registered holder of shares in the Company or who claims to be entitled to have his name entered in the register of shareholders in respect of shares in the Company may, if it appears that the certificate (the "original certificate") relating to the shares is lost, apply to the Company for a new certificate in respect of such shares (the "relevant shares").

Holders of domestic shares whose share certificates have been lost may apply for issue of new share certificates in accordance with the procedure set out in article 150 of the Company Law.

Holders of overseas listed foreign shares whose share certificates have been lost may apply for issue of new share certificates in accordance with the procedures laid down by the law, the rules of the stock exchange and other relevant regulations of the place where the original register of holders of overseas listed shares is located.

The issue of new share certificates to H shareholders whose share certificates have been lost shall meet the following requirements:

(1) the applicant shall submit an application to the Company in prescribed form accompanied by a notarial act or a statutory declaration made by the applicant stating the grounds upon which the application is made, the circumstances of the loss, and such other particulars as the case may require in order to verify the grounds upon which the application is made and that no other person is entitled to have his name entered in the register of shareholders in respect of the relevant shares;

(2) prior to the Company deciding to issue new share certificates, the Company not having received any statutory declaration from any person other than the applicant requesting for his name to be entered into the shareholders' register;

(3) the Company shall, if it intends to issue a new share certificate, publish a notice of its intention once every thirty (30) days in a period of ninety
     (90) consecutive days in such newspaper as may be prescribed by the board for this purpose from time to time;

(4) the Company shall, prior to publication of the notice for issue of new share certificates, deliver to the stock exchange on which the relevant shares are listed a copy of the notice to be published and received confirmation from such stock exchange that the notice has been exhibited on its premises. The period of exhibition of the notice at the relevant stock exchange shall be ninety (90) days.

     In the case of an application made without the consent of the registered holder of the relevant shares, a copy of the notice to be published shall be delivered to such registered holder;

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(5)  if, by the expiration of the 90-day period referred to in sub-paragraphs
     (3) and (4), the Company shall not have received notice of any other claim in respect of the relevant shares, the Company may issue a new certificate for the relevant shares to the applicant or as he may direct;

(6) where the Company issues a new certificate under this Article, it shall forthwith cancel the original certificate and enter the cancellation and issue in the register of shareholders accordingly;

(7) all expenses relating to an application for the cancellation of an original certificate and the issuance of a new certificate by the Company shall be borne by the applicant and the Company may refuse to take any action until reasonable security is provided.

Article 50 Where the Company issues a new certificate in compliance with these Articles, the name of a bona fide purchaser to whom the new certificate is issued or who is subsequently entered in the share register shall not be removed from the register.

Article 51 The Company shall not be liable for any damages sustained by any person by reason of the cancellation of the original certificate or the issuance of the new certificate, unless the claimant proves that the Company had acted deceitfully.

                CHAPTER 7 RIGHTS AND OBLIGATIONS OF SHAREHOLDERS

Article 52 Shareholders of the Company are persons who legally hold the shares of the Company and have their names registered on the shareholders' register.

A shareholder has rights and bears obligations in accordance with his shareholding and class of shares held by him. Shareholders of the same class have the same rights and obligations.

In the case of joint shareholders, if one of the joint shareholders has passed away, the surviving shareholder shall be deemed by the Company to have the ownership of the related shares, but the board of directors is entitled to ask for the provision of the suitable death certificate for the purpose of amendment of the register of shareholders. For joint shareholders of any shares, only the first-named shareholder in the register of shareholders has the right to receive the share certificates of the related shares, receive notices from the Company, attend shareholders' general meetings and exercise his voting rights; and any noticed delivered to the said shareholder shall be deemed as if notice has been delivered to all of the joint shareholders of the related shares.

Article 53 Holders of ordinary shares shall have the following rights:

(1) to receive dividends or other forms of distribution proportional to their shareholding;

(2) to attend general meetings of shareholders in person or by proxy and vote proportional to their shareholding;

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(3)  to supervise the business operations and activities of the Company and to make suggestions or raise questions;

(4) to transfer, gift or charge shares in accordance with law, administrative regulations and these Articles;

(5) upon providing with evidence of the class and number of shares of the Company held, and following confirmation of the shareholder's identity by the Company, to receive information in accordance with laws, administrative regulations and the Company Articles, including:

     (i) to obtain a copy of the Company Articles after payment of charges at cost;

     (ii) to inspect and copy for reasonable charges:

          (1)  all parts of the shareholders' register;

          (2)  particulars of Senior Management of the Company including:

               (a)  present and past names and aliases;

               (b)  principal residential address;

               (c)  nationality;

               (d)  primary and all other business occupations;

               (e)  identity document and its number;

          (3)  the share capital of the Company;

          (4) reports showing the number and par value of shares repurchased by the Company since the end of the last financial year, the aggregate amount paid by the Company for the shares and the maximum and minimum price paid in respect of each class of shares repurchased;

          (5)  minutes of shareholders' meetings;

          (6)  the Company's regular reports and extraordinary reports;

(6) to receive the distribution of residual assets of the Company in proportion to their shareholding upon winding up or liquidation of the Company;

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(7)  where resolutions of the shareholders' general meeting violate the provisions of laws or administrative regulations, and infringe the lawful rights and interests of shareholders, shareholders have the right to bring an action to request the ceasing of the abovementioned violation or infringement, and have the right to request the Company to take action seeking compensation;

(8) to have other rights granted by law, administrative regulations and the Company Articles.

Article 54 Holders of the ordinary shares shall assume the following obligations:

(1)  to comply with the Company Articles;

(2) to pay subscription monies in respect of the shares they have subscribed for and in accordance with the agreed manner of payment;

(3) not to return shares other than in such circumstances stipulated by law and administrative regulation;

(4) to assume other obligations as imposed by law, administrative regulations and the Company Articles.

Except as agreed at the time of subscription of shares, shareholders shall not be liable to make any further contribution to the share capital.

Article 55 In addition to obligations imposed by law, administrative regulations or required by rules of the stock exchanges on which the shares of the Company are listed, a Controlling Shareholder shall not exercise his voting rights in respect of the following matters in a manner prejudicial to the interests of the shareholders generally or of some of the shareholders of the Company:

(1) to relieve a director or a supervisor of his duty to act honestly in the best interests of the Company;

(2) to approve the expropriation by a director or supervisor for his own benefit or for the benefit of another person) in any guise of the Company's assets, including without limitation any opportunities which are favourable to the Company;

(3) to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the individual rights of other shareholders, including without limitation rights to distribution and voting rights save and except pursuant to restructuring submitted to shareholders for approval in accordance with these Articles.

Article 56 For the purpose of the foregoing article, a "Controlling Shareholder" refers to a person who satisfies one of the following conditions:

(1) he alone or acting in concert with others has the power to elect more than half of the board;

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(2)  he alone or acting in concert with others has the power to exercise or to control the exercise of thirty per cent. (30%) or more of the voting rights in the Company;

(3) he alone or acting in concert with others holds thirty per cent. (30%) or more of the issued and outstanding shares of the Company;

(4) he alone or acting in concert with others in any other manner de facto controls the Company.

For the purposes of this Article, "acting in concert" means two or more persons who have reached agreement (whether orally or in writing) to achieve or consolidate control of the Company through the acquisition by any of them of voting rights in the Company.

                    CHAPTER 8 SHAREHOLDERS' GENERAL MEETINGS

Article 57 The shareholders' general meeting is the Company's authoritative organisation which exercises its powers in accordance with law.

Article 58 The shareholders' meetings exercise the following powers:

(1)  to decide on the Company's operational policies and investment plans;

(2) to elect and replace directors and decide on matters relating to the remuneration and liability insurance of directors;

(3) to elect and replace the supervisors who are representatives of the shareholders and decided on matters relating to the remuneration and liability insurance of supervisors;

(4)  to examine and approve reports of the board of directors;

(5)  to examine and approve reports of the supervisory committee;

(6) to examine and approve the Company's proposed annual financial budget and final accounts;

(7) to examine and approve the Company's profit distribution plan and plan for recovery of losses;

(8) to decide on increases in or reductions of the Company's registered capital;

(9) to decided on issues such as merger, division, dissolution and liquidation of the Company and other matters;

(10) to decide on the issue of bonds by the Company;

(11) to decide on the appointment, dismissal or termination of appointment of auditors;

(12) to amend the Articles of the Company;

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(13) to review any requisition by the supervisory committee or by shareholders holding shares with five per cent. (5%) or more of the total voting rights of the Company;

(14) to authorise and entrust the board of directors to handle any matters authorised and entrusted thereto;

(15) to resolve other matters of the Company as required to be resolved in shareholders' meetings in accordance with these Articles, the "Rules On Shareholders Meetings" and other laws, administrative regulations or rules and regulations of the authorised departments.

Where matters are required to be resolved in shareholders' meetings in accordance with laws, administrative regulations, rules and regulations of authorised departments, these Articles or the Rules On Shareholders Meetings, the directors should convene a shareholders' meeting to approve such matters, in order to guarantee shareholders' rights of decision-making. If the circumstances reasonably require, where it is not possible or not necessary for specific matters related to the resolutions to be by the shareholders' meeting, the shareholders' meeting may authorise the board of directors to make decisions within the scope of the authority entrusted by the shareholders' meeting.

Where the resolution in relation to which the shareholders' meeting authorises the board of directors is an ordinary resolution, then one-half of the shareholders attending the meeting (in person or by proxy) must approve the authorisation. If it is a special resolution, then two-thirds of the shareholders attending the meeting (in person or by proxy) must approve the authorisation. The content of the authorisation must be clear and specific.

Article 59 Unless prior approval by special resolution of the shareholders' meeting is obtained, the Company shall not enter into any contract with any person other than the Senior Management of the Company to entrust the management of all or a material part of the businesses of the Company to such person.

Article 60 General meetings of shareholders shall be divided into annual general meetings and extraordinary general meetings, convened by board of directors. An annual general meeting must be convened once each year, and held within six months after the end of each financial year.

The directors shall convene an extraordinary general meeting within two months of any of the following circumstances:

(1) the number of the directors is less than the number required by the Company Law or less than two-thirds required by these Articles;

(2) the unrecovered losses of the Company's capital reach one-third of the Company's total share capital;

(3) upon written requisition by the shareholders holding shares with ten per cent. (10%) or more of the total voting rights of the Company (not including proxies);

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(4)  when deemed necessary by the board of directors or proposed by the supervisors;

(5)  when required by the Articles.

In paragraph (3) above, shareholdings will be calculated as of the day upon which the written requisition is made.

Article 61 Any requisition by the supervisory committee or by shareholders alone or together holding ten per cent (10%) or more of the total voting rights of the Company to convene an extraordinary general meeting or a class meeting shall be dealt with by the following procedures:

(1) by signing one or more counterpart requisitions stating the object of the meeting, require the board of directors to, and the board of directors shall as soon as possible proceed to, convene an extraordinary general meeting of shareholders or a class meeting or dispatch a notice of meeting within fifteen (15) days after receiving written request from the supervisory committee. The shareholding of the requisitionists shall be the shareholding on the date of deposit of the requisition;

(2)  if the board of directors fails to issue a notice of meeting within thirty
     (30) days from the date of the receipt of the requisition, the requisitionists may themselves convene such a meeting in a manner as similar as possible as that in which meetings are to be convened by the board of directors; provided that any meeting so convened shall be convened within four (4) months of the date of receipt of the requisition by the board.

Any reasonable expenses incurred by the requisitionists by reason of the board failing to convene a meeting shall be borne by the Company and such expenses shall be set off against sums owed by the Company to the directors in default.

Article 62 When the number of directors is less than the number required by the Company Law or less than two-thirds that required by these Articles, or where the unrecovered losses of the Company's capital reach one-third of the Company's total share capital, and the directors have not convened a shareholders' meeting within the stipulated time, shareholders may themselves convene such a meeting in accordance with the procedure in the previous Article.

Article 63 The Supervisory Committee and shareholders who individually or together hold shares with five per cent. (5%) or more of the total voting rights of the Company shall have the right to move motions in writing for shareholders' meetings.

Motions for shareholders' meetings shall comply with the following conditions:

(1) the contents does not conflict with laws, regulations and the Articles, and is within the business scope of the company and the powers of the shareholders' meeting;

(2)  there is a clear subject and specific resolution;

(3)  it is submitted or delivered in writing to the board of directors.

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Article 64 The board of directors should be guided by the best interests of the
Company in reviewing motions raised in accordance with the previous Article.

Article 65 Where the board of directors decides not to include a motion in the agenda of the shareholders' meeting, it should provide an explanation at the shareholders' meeting, and after the shareholders' meeting include the motion and the board of directors' explanations in the public announcement setting out the resolutions of the shareholders' meeting.

Article 66 Where a shareholder who has raised a motion complying with the necessary conditions objects to the board of directors not including a motion in the agenda of a shareholders' meeting, such shareholder may convene an extraordinary shareholders' meeting in accordance with the procedure set out in these Articles.

Article 67 Notice of shareholders' meeting shall be given to the shareholders forty-five (45) days (excluding the date of the meeting) before the date of the meeting in writing. The agenda, date and place of the meeting shall be notified to the shareholders whose names are on the register. The shareholders who wish to attend the meeting shall send their reply regarding the proposed attendance in writing to the Company twenty (20) days before the date of the meeting.

Article 68 The Company shall calculate the number of shares carrying voting rights of the shareholders who have replied to attend the shareholders' meeting twenty (20) days before the meeting. The Company shall convene the general meeting if the number of the shares carrying voting rights of the shareholders who propose to attend is more than half of the total number of shares carrying voting rights of the Company. If the requirement is not met, the Company shall publish an announcement containing the proposed agenda, date and place of the meeting within five (5) days to re-notify the shareholders of the meeting. The Company can convene the shareholders' meeting after having published the announcement.

An extraordinary general meeting shall not resolve on matters which are not contained in the notice of meeting.

Article 69 A notice of shareholders' meeting shall:

(1)  be in writing;

(2)  specify the place, date and time of the meeting;

(3)  state the general nature of business to be transacted at the meeting;

(4) provide such information and explanation as are necessary for the shareholders to exercise an informed judgment on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase the shares of the Company, to reorganise the share capital structure of the Company or other restructuring, the terms of the proposed transaction shall be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal shall be properly explained;

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(5)  contain a disclosure of the nature and extent, if any, of material interests of any director, supervisor, general manager or any senior officer of the Company in the transaction in the transaction proposed and the effect of the proposed transaction on them in their capacity as shareholders so far as it is different from the effect on the interest of shareholders of the same class;

(6) contain the text of any special resolution proposed to be resolved at the meeting;

(7) contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote for and on behalf of him and that a proxy need not also be a shareholder;

(8)  state the record date for shareholders entitled to attend the meeting;

(9) state the time and place for delivery of proxy forms for use at the meeting;

(10) state the name and telephone number of the contact person for the meeting.

Article 70 Notice of the meeting shall be served by delivery or sent by prepaid airmail to the shareholders (whether or not entitled to vote thereat) at the addresses as registered on the shareholder register (whether that address is in the PRC or overseas). In the case of domestic shareholders, the notice may also be given by announcement.

An announcement as aforementioned refers to the announcement made in one or more newspapers specified by the relevant securities authority of the State Council within forty-five (45) days to fifty (50) days before the date of when the general meeting is to be held. Such publication shall be deemed receipt of the notice of the meeting by each holder of the domestic shares. In any event, the aforementioned announcement must at the same time be published in one or more newspapers specified by the relevant securities authority in Hong Kong.

Article 71 The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

Article 72 After a notice of shareholders' meeting has been despatched, the meeting may not be postpone without cause.

If the Company must postpone a shareholders' meeting due to special circumstances, it must issue an announcement of the postponement at least five
(5) business days prior to the date of the original shareholders' meeting. In the announcement of the postponement, the board of directors explain the reason for the postponement and the date of the postponed meeting. If the Company postpones a shareholders' meeting, it must not alter the original record date for shareholders entitled to attend the meeting.

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Article 73  Any shareholder entitled to attend and vote at a meeting of the
Company shall be entitled to appoint one or more other persons (whether a shareholder or not) as his proxies to attend and vote for and on behalf of him, and a proxy so appointed:

(1)  shall have the same right as the shareholder to speak at the meeting;

(2)  may demand or join in demanding a poll;

(3) may vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

Where a shareholder is a recognised clearing house as defined in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), the shareholder may authorise one or more suitable person to act as its representative at any shareholders' meeting or at any class meeting; however, if more than one person is authorised, the power of attorney shall clearly indicate the number and type of shares related to such authorisation. The persons who have received such authorisation may exercise the rights on behalf of the recognised clearing house (or its proxy), as if such persons were individual shareholders of the Company.

Article 74 A shareholder may appoint a proxy to attend a shareholders' meeting by an instrument in writing. The proxy instrument shall set out the number of shares represented by the proxy. If more than one person is appointed as a proxy, the proxy instrument shall clearly set out the number of shares represented by each such person. The instrument of proxy shall be signed by the shareholder appointing the proxy or by a person duly authorised in writing to appoint such proxy. If the appointer is a legal person, the common seal of the legal person shall be affixed, or the signature of its directors or the person duly authorised to appoint such proxy.

Article 75 The proxy instrument issued by a shareholder authorising a proxy to attend a shareholders' meeting shall set out the following information:

(1)  the name of the proxy;

(2)  the number of shares represented by the proxy;

(3)  whether or not the proxy shall exercise voting rights;

(4) indicate in relation to each motion on the agenda of the shareholders' meeting directions to vote for or against;

(5) indicate whether the proxy has the power to vote in respect of any ad hoc motions raised at the meeting, and if so specific directions in relation to the exercise of such voting rights;

(6)  date, and period of validity;

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(7)  the signature (or seal) of the appointer or by the person duly authorised in writing to appoint such proxy; where the appointer is a legal shareholder, the seal of the legal entity or the signature of the director or the person duly authorised.

If the shareholder does not make any specific direction, the proxy instrument must clearly indicate that the proxy may vote as it sees fit.

Article 76 The instrument appointing a proxy shall be deposited at the address of the Company or such other place as specified in the notice convening the meeting 24 hours before the time for holding the meeting to which the instrument of proxy relates or 24 hours before the time specified for the vote. If the instrument of proxy is signed by an attorney authorised by the appointor, the power of attorney or other authorisation documents shall be notarised. The power of attorney or other authorisation documents so notarised shall be deposited together with the instrument of proxy at the legal address of the Company or such other place specified in the notice convening the meeting.

If the shareholder appointing a proxy is a legal person, its legal representative or any person authorised by the board of directors or by other decision making body pursuant to a resolution shall attend the Company's shareholders' general meeting on its behalf.

Article 77 Any form of proxy provided to the shareholders by the Company's board of directors for the appointment of shareholders' proxies shall allow the shareholders to elect freely to instruct the proxy in the casting of votes (in favour or against) and give instructions in respect of each matter of every business to be transacted at the meeting for which a poll is required. The instrument of proxy shall specify that if no instruction is given by a shareholder, the proxy may vote according to his own will.

Article 78 A vote given by a proxy in accordance with an instrument of proxy shall be valid notwithstanding the death or incapability of the appointor, revocation of the proxy or of the authority under which the proxy was executed or the transfer of the shares in respect of which the proxy is given, provided that no notice in writing of such matters as aforesaid shall have been received by the Company before the commencement of the meeting in connection therewith.

Article 79 Individual shareholders attending a meeting in person should produce their identity document. A proxy attending a meeting on behalf of another person should produce their identity document and the proxy instrument.

Article 80 Directors other than independent directors and shareholders with the relevant legal requirements may solicit voting rights at shareholders' meetings from shareholders. Such soliciting must be without compensation, and information must be fully disclosed to the person being solicited.

Article 81 The Company is responsible for registration of attendees at a meeting. Information registered should include the name of the attendee (or organisation), identity document number, number of shares held or voting power of shares represented and name of person (or organisation) being represented.

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Article 82  When a shareholders' meeting is considering and approving matters relating to connected transactions, the relative connected shareholders may not exercise any voting rights, and the voting rights represented by the number of shares held by such connected shareholders shall not be calculated in the total number of shares valid and voting. The announcement of the resolutions of the shareholders' meeting must fully disclose the results of the non-connected shareholders' voting.

Article 83 On a poll, shareholders (including proxies) shall have voting rights corresponding to the number of shares held by them which carry voting rights and, other than in cases of cumulative voting set out in Article 113, each such share shall have one vote.

Article 84 Unless a poll is demanded by the following persons before or after a show of hands, resolutions at a shareholders' general meeting shall be passed by a show of hands:

(1)  the chairman of the meeting;

(2)  at least two shareholders or proxies having the right to vote;

(3) one or more shareholders (including proxies) holding shares alone or jointly representing ten per cent. (10%) or more of the voting rights present at such meeting.

Unless a poll is demanded, a declaration by the chairman that a proposal has been adopted by a show of hands and recorded in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

The demand for a poll may be withdrawn by the person who demands it.

Article 85 A poll demanded on the election of the chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other questions shall be taken at such time as the chairman of the meeting directs, and any business other than that on which the poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

Article 86 On a poll, shareholders (including proxies) having the right to cast two or more than two votes need not cast all their votes in favour of or against a resolution.

Article 87 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to a second vote.

Article 88 Resolutions of the shareholders' general meeting shall be divided into ordinary resolutions and special resolutions.

An ordinary resolution by a shareholders' general meeting shall require the approval of shareholders (including proxies) representing more than half of the voting rights present at the meeting.

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A special resolution by a shareholders' general meeting shall require the approval of shareholders (including proxies) representing more than two-thirds of the voting rights present at the meeting.

Shareholders (including proxies) present at the meeting should clearly indicate a vote for or against each resolution requiring a vote at the meeting. Abstentions or failures to vote will not be processed as shares with voting rights when the Company is calculating the results of voting.

Article 89 The following matters shall be adopted by ordinary resolution at shareholders' general meetings:

(1) the working reports by the board of directors and the supervisory committee;

(2) the profit distribution proposal and proposal to recover losses formulated by the board of directors;

(3) the appointment or removal of the members of the board of directors and members of the supervisory committee appointed by shareholders and their remuneration, method of payment and liability insurance;

(4) the Company's annual budget and final report, balance sheet, profit and loss accounts and other financial statements;

(5) other matters except those required to be adopted by special resolution in accordance with the provisions of law or administrative regulations or the Company Articles.

Article 90 The following matters shall be resolved by special resolution at shareholders' general meetings:

(1) increase or reduce the Company's share capital and the issue of any type of shares, warrants and other similar securities;

(2)  issue of corporate bonds;

(3)  division, merger, dissolution or liquidation of the Company;

(4)  amendments to the Company Articles;

(5)  repurchase of the Company's shares;

(6) other matters which are resolved by shareholders by ordinary resolution and are considered by the shareholders to be material to the Company and are required to be passed by special resolution.

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Article 91  Directors and supervisors must provide answers and explanations to shareholders' inquiries and suggestions, unless the matters relate to commercial secrets of the Company which cannot be disclosed at the shareholders' meeting.

Article 92 The chairman of the board shall convene and preside over general meetings of shareholders. If the chairman of the board is unable to attend the meeting, the vice-chairman of the board shall convene and act as the chairman of the shareholders' meeting. If both the chairman and vice-chairman are unable to attend the meeting, the chairman of the board shall designate a director of the Company to preside over the shareholders' meeting on his behalf. If no chairman has been so designated, the shareholders present at the meeting shall choose one of their members to be the chairman. If the members are unable to choose a chairman for any reason, then the person representing the greatest number of shares carrying the right to vote present in person or by proxy at the meeting shall preside as the chairman.

Article 93 At any general meeting of shareholders, the chairman shall be responsible for deciding whether any resolution has been carried or not and the result of this decision shall be announced to the meeting and recorded in the minutes thereof and shall be conclusive.

Article 94 If the chairman has any doubt about the results of voting on a resolution, he may take a poll. If the chairman does not demand a poll, and if any of the shareholders or proxies attending the meeting have any doubts about the results announced by the chairman, they have the right to demand a poll immediately after such announcement, and the chairman shall immediately conduct a poll.

Article 95 If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting.

Article 96 Minutes shall be kept of general meetings of shareholders. Minutes of general meetings of shareholders should set out the following:

(1) numbers of shares with voting power represented by attendees at the meeting, and the proportion of the Company's total shares thereby represented;

(2)  the date and place of the meeting;

(3)  the name of the person presiding over the meeting, and the agenda;

(4)  the key points of each person who spoke to each resolution;

(5)  the results of voting for each resolution;

(6) the inquiries and suggestions of shareholders, and the responses and explanations given by the directors and supervisors;

(7)  other matters which the meeting believes should be recorded in the minutes.

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Minutes of general meetings of shareholders must be signed by the directors attending the meeting and by the person recording the minutes. If no directors are attending the meeting, then the minutes must be signed by the shareholder or shareholder's authorised representative chairing the meeting and by the person recording the minutes.

Resolutions passed in any such meetings shall be recorded in a summary of minutes. Minutes and any summaries of minutes of meetings shall be in the Chinese language, and kept as records of the Company at the legal address of the Company together with the signed attendance records and proxy forms.

Article 97 Copies of the minutes of meetings shall be made available for inspection by shareholders during the business hours of the Company free of charge. If any shareholder requests for a copy of any minutes, the Company shall send a copy to him within seven (7) days after receipt of reasonable charges.

Article 98 A public announcement of resolutions of a general meeting of shareholders should set out the number of shareholders (or proxies) attending the meeting, the number of shares (or proxies) represented and the proportion of the Company's total shares with voting power thereby represented, the method of voting and the results of voting for each resolution. For resolutions proposed by shareholders, the announcement should set out the name of the shareholder proposing the resolution, the proportion of shares held and the content of the resolution.

For resolutions not passed at the meeting, or where shareholders amend a resolution, the directors should provide an explanation in the public announcement of resolutions of the general meeting of shareholders.

            CHAPTER 9     SPECIAL PROCEDURES ON CLASS MEETINGS

Article 99  Holders of different classes of shares are class shareholders.

Class shareholders shall have the same rights and obligations in accordance with law, administrative regulations and the Company Articles.

Article 100 Rights conferred on any class shareholder ("class rights") may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by shareholders of that class at a separate shareholders' meeting held in accordance with Articles 102 to 106.

Article 101 The following shall be deemed to be a variation or abrogation of the class rights:

(1) to increase or decrease the number of shares of such class, or increase or decrease the number of shares of a class having voting or distribution rights or other privileges equal or superior to the shares of such class;

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(2)  to effect a conversion of all or a part of the shares of such class into another class or to effect a conversion or create a right of conversion of all or part of the shares of another class into the shares of such class;

(3) to remove or reduce rights to dividends, rights to accrued dividends or rights to cumulative dividends of such class;

(4) to reduce or remove the preferential rights to dividends of such class or the preferential rights to asset distributions of such class upon liquidation of the Company;

(5) to add, remove to reduce the rights to conversion, option, voting, transfer, preferential placement or acquisition of the Company's securities of such class;

(6) to remove or reduce the rights to receive payment in particular currencies of such class;

(7) to create a new class of shares having voting or distribution rights or other privileges equal or superior to the shares of such class;

(8) to restrict the transfer or ownership of the shares of such class or add to such restrictions;

(9) to allot and issue rights to subscribe for, or to convert into, shares in the Company of such class or another class;

(10) to increase the rights or privileges of another class;

(11) to restructure the Company where the proposed restructuring will result in different classes of shareholders bearing a disproportionate burden of such proposed restructuring;

(12) to vary or abrogate this Article.

Article 102 Shares of the affected class, whether or not otherwise carrying the right to vote at general meetings, shall nevertheless carry the right to vote at class meetings in respect of matters concerning Articles 101(2) to 101(8), Articles 101(11) to 101(12), but Interested Shareholder(s) shall not be entitled to vote at class meetings.

The meaning of an Interested Shareholder as mentioned in the foregoing paragraph shall be:

(1) in the case of repurchase of shares by making a general offer to the shareholders in proportion to their shareholding or repurchasing their shares in public on a stock exchange under Article 29, an "Interested Shareholder" means the Controlling Shareholder as defined in Article 56;

(2)  in the case of a repurchase of shares by an off-market contract under
     Article 29, an "Interested Shareholder" means a holder of the shares to which the proposed contract relates;

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(3)  in the case of a restructuring of the Company, an "Interested Shareholder"
     means a shareholder within a class who bears less than a proportionate burden imposed on that class under the proposed restructuring or who has an interest in the proposed restructuring different from the interest of shareholders of that class.

Article 103 Resolutions of any class shareholders' meeting shall be made by more than two-thirds of the votes of the shareholders whose shares carry rights to vote of that class present at that meeting in accordance with Article 102.

Article 104 Notice of class shareholders' meeting shall be given to the class shareholders forty-five (45) days (exclusive of the date of meeting) before the date of the meeting in writing. The agenda, date and place of the meeting shall be notified to all of the class shareholders whose names are on the register (regardless of whether the registered address of such shareholders are within or outside the PRC). The class shareholders who wish to attend the meeting shall send their reply regarding the proposed attendance in writing to the Company twenty (20) days before the date of the meeting.

The Company shall convene the class shareholders' meeting if the voting rights of the class shareholders who propose to attend hold shares carrying more than half of the total voting rights of that class. If the requirement is not met, the Company shall publish an announcement (by publication in newspapers) containing the proposed agenda, date and place of the meeting within five (5) days to re-notify the shareholders of the meeting. The Company can convene the class shareholders' meeting after having published the announcement.

Article 105 Notice of class shareholders' meeting needs only be served on class shareholders who are entitled to vote thereat.

Meeting of any class of shareholders shall be conducted as nearly as possible as general meetings of shareholders. The provisions of these Articles relating to any meeting of shareholders shall apply to any meeting of a class of shareholders.

Article 106 Save and except for other classes of shares, holders of domestic shares and overseas listed foreign shares are deemed to be different classes of shareholders.

The special procedures of approval by separate class shareholders shall not apply to the following circumstances:

(1) where the Company issues, upon approval by a special resolution of the shareholders in a general meeting, either separately or concurrently once every twelve months, not more than twenty per cent. (20%) of each of the existing issued domestic shares and overseas listed foreign shares of the Company; or

(2) where the Company's plan to issue domestic shares and overseas listed foreign shares on establishment is implemented within fifteen (15) months from the date of approval by the State Council Securities Commission.

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                    CHAPTER 10        BOARD OF DIRECTORS

Article 107 The Company shall have a board of directors which shall consist of no more than nineteen (19) members, of which more than one-third shall be independent (non-executive) directors (that is, directors who are independent from the shareholders of the Company and do not hold any office in the Company, hereinafter referred to as "independent directors"), and at least one independent director shall be an accounting professional (that is, persons holding senior positions or certified accountants).

There shall be one (1) chairman and one (1) to two (2) vice-chairman.

The board of directors may establish strategic planning (development), audit, remuneration and nomination committees based on need. Of these, the audit, remuneration and nomination committees should comprise a majority of independent directors.

The board of directors shall have one or more directors as executive directors. The executive directors shall be responsible for matters as entrusted by the board.

Article 108 Directors shall be natural persons, and are not required to hold shares in the Company.

Directors shall be elected by shareholders at shareholders' general meetings. The term of office of the directors shall be three (3) years. The directors may be re-elected after the expiration of their term, however independent directors may not serve for terms exceeding six (6) years.

The chairman and vice-chairman shall be appointed and removed from office by more than half of all the directors. The term of office of the chairman and vice-chairman shall be three years and they may be re-elected after the expiration of their term.

Article 109 The candidates for election as directors shall be placed as a resolution before a general meeting of shareholders.

Candidates for independent directors may be nominated by the board of directors, supervisory committee or shareholders individually or together holding one per cent. (1%) or more of the Company's shares, and shall be elected by the shareholders at shareholders' general meetings.

Candidates for directors other than independent directors may be nominated by the board of directors, supervisory committee or shareholders individually or together holding shares with voting rights representing five per cent. (5%) or more of the Company's shares, and shall be elected by the shareholders at shareholders' general meetings.

Article 110 The following procedure must be followed prior to electing independent directors:

(1) Before nominating a candidate for election as an independent director, the nominator should first obtain the consent of the nominee, and fully understand the nominee's qualifications, education, profession, detailed working experience and other positions held, and said nominator is responsible for providing

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     such written materials to the Company. The candidate shall provide a written undertaking to the Company, agreeing to accept the nomination, confirming the truthfulness and completeness of the publicly disclosed materials relating to the candidate and guaranteeing that following election they will practically carry out the responsibilities of a director.

(2) The nominator of the independent director must make a statement regarding the qualifications and independence of the nominee, and the nominee must make a public declaration that there does not exist any relationship between himself and the Company which may influence his independent objective judgement.

(3) If the nomination of a candidate for independent director occurs before the Company holds a meeting of the board of directors, then the written materials regarding the nominee set out in paragraphs (1) and (2) of this Article shall be published in the same announcement as that containing the resolutions of the board of directors.

(4) If shareholders alone or together holding five per cent. (5%) or more of the voting rights of the Company or the supervisory committee propose a motion at the annual general meeting of shareholders for the election of an independent director, then written notice of the intention of such person(s) nominating the candidate and the willingness of the nominee to accept the nomination, together with the written materials and undertakings relating to the nominee set out in paragraphs (1) and (2) of this Article, shall be delivered to the Company seven (7) days prior to the date of the annual general meeting of shareholders.

(5) Before a general meeting of shareholders is held to elect independent directors, the Company should submit relevant materials regarding all nominees simultaneously to the China Securities Regulatory Commission, the local representative organ of the China Securities Regulatory Commission in the locale where the Company is situation, and to the stock exchanges upon which the Company's shares are listed. If the board of directors have any objections to the nominees, it should also submit its written opinion at the same time. Where China Securities Regulatory Commission has an objection to a nominee, that person shall not be a candidate for election as an independent director. When convening a general meeting of shareholders to elect independent directors, the board of directors of the Company should explain whether the China Securities Regulatory Commission had any objection to any of the candidates for election as independent directors.

Article 111 Prior to electing non-independent directors, the following procedure should be followed:

(1) Before nominating a candidate for election as a non-independent director, the nominator should first obtain the consent of the nominee, and fully understand the nominee's qualifications, education, profession, detailed working experience and other positions held, and said nominator is responsible for providing such written materials to the Company. The candidate shall provide a written undertaking to the Company, agreeing to accept the nomination, confirming the truthfulness and completeness of the publicly disclosed materials relating to the candidate and guaranteeing that following election they will practically carry out the responsibilities of a director.

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(2)  If the nomination of a candidate for non-independent director occurs before the Company holds a meeting of the board of directors, then the written materials regarding the nominee set out in paragraph (1) of this Article shall be published in the same announcement as that containing the resolutions of the board of directors.

(3) If shareholders alone or together holding five per cent. (5%) or more of the voting rights of the Company or the supervisory committee propose a motion at the annual general meeting of shareholders for the election of a non-independent director, then written notice of the intention of such person(s) nominating the candidate and the willingness of the nominee to accept the nomination, together with the written materials and undertakings relating to the nominee set out in paragraph (1) of this Article, shall be delivered to the Company seven (7) days prior to the date of the annual general meeting of shareholders.

Article 112   Independent directors must fulfil the following basic conditions:

(1) be qualified to act as a company director pursuant to PRC and overseas laws and regulations;

(2)  possess the independence required pursuant to these Articles;

(3) possess a basic knowledge of the operations of a listed company, and be familiar with the relevant laws, administrative regulations, rules and codes;

(4) have at least five (5) years working experience in law, economics or other area required for the fulfilment of responsibilities as an independent director.

Article 113 If the controlling shareholder of the Company exercise more than 30% control, when resolutions are proposed for the election of directors at a shareholders' general meeting, the cumulative voting method shall be adopted, thus when a shareholders' general meeting is electing two or more directors, each share held by a shareholder participating in the vote has equal voting rights in relation to the total number of candidates for election as directors, and a shareholder may either vote all of their shares on one person, or divide their votes across several persons. The main contents of the cumulative voting system are as follows:

(1) when two or more directors are required to be elected, the cumulative voting method must be adopted;

(2) when the cumulative voting method is adopted, each share held by a shareholder has equal voting rights in relation to the number of candidates for election as directors;

(3) the notice of meeting must inform shareholders that the cumulative voting system will be adopted for the resolutions for the election of directors. The persons convening the meeting must prepare ballots suitable for the implementation of the cumulative voting method, and a written explanation of the cumulative voting method, instructions for filling in ballots and the method of counting votes must be provided;

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(4)  when the shareholders' general meeting is voting on the resolutions for the election of directors, shareholders may divide their voting rights, and vote a proportional number of the shares held for each of the candidates for election as director. Alternatively, shareholders may concentrate their voting rights, and vote all of the voting rights represented by the shares held in favour on one particular candidate for election as director, or vote part of the voting rights represented by the shares held in favour of a certain number of the candidates for election as director;

(5) after a shareholder has concentrated the voting rights represented by all of the shares held by him on one or a certain number of candidates for director, he may not exercise his voting rights again in respect of other candidates for director;

(6) if the total number of votes exercised by a shareholder concentrating his voting rights on one or a certain number of candidates for director exceeds the total number of voting rights represented by the shares held by that shareholder, that shareholder's vote is invalid, and will be deemed to be an abstention. If the total number of votes exercised by a shareholder concentrating his voting rights on one or a certain number of candidates for director is less than the total number of voting rights represented by the shares held by that shareholder, that shareholder's vote is valid, and those voting rights not exercised will be deemed to be abstentions;

(7) where the total number of votes in favour won by a candidate for director exceeds one-half of the total of number of shares with voting rights represented by shareholders attending the general meeting (based on the non-cumulative number of shares) and the total number of votes in favour exceeds the total number of opposing votes, that candidate will be elected as a director. If the number of directors so elected exceeds the number of positions available for director, then those receiving the most number of votes in favour shall be elected as directors (provided that where those receiving relatively less votes in favour have an equal number of votes in favour, which would cause the number of persons elected to exceed the positions available, then such candidates will be deemed to have not been elected). If an insufficient number of directors are elected at the shareholders' general meeting to fill the positions available, then a further vote will be conducted for the remaining positions, until such point as all positions for director have been elected;

(8) where the general meeting holds a new round of election for directors in accordance with the requirements set out in paragraph (7) above, the cumulative votes of the shareholders shall be re-calculated based on the number of directors elected in each round of election.

Article 114 Subject to compliance with all relevant laws and administrative regulations, the shareholders' general meeting may by ordinary resolution remove any director whose term of office has not expired (however this will not prejudice any request for compensation which may be raised pursuant to any contract).

Article 115 Directors may resign prior to the expiration of their term of office. A director may resign by submitting written notice of his resignation to the board of directors, and if an independent director must in addition provide explanations of any matters related to his resignation or which he believes should be brought to the attention of shareholders and creditors of the Company.

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Article 116   If the resignation of a director would lead the board of directors of the Company to have less than the legally required number of directors, then such director's notice of resignation will only become effective after a new director has been appointed to fill the vacancy so caused by his resignation.
The remaining members of the board of directors must forthwith convene an extraordinary meeting of shareholders in order to appoint a director to fill the vacancy caused by the resignation. Prior to the shareholders' general meeting resolution to elect the director, the resigning director and remaining directors powers should be reasonably restricted.

If the resignation of an independent director would lead the board of directors of the Company to have less than the minimum proportion of independent directors required by these Articles, then such independent director's notice of resignation will only become effective after a new director has been appointed to fill the vacancy so caused by his resignation.

Article 117 The board of directors shall be responsible to the shareholders' general meeting and shall exercise the following powers:

(1) to be responsible for convening shareholders' general meetings and reporting on its work to the shareholders' general meeting;

(2)  to implement the resolutions of the shareholders' general meetings;

(3)  to decide on the Company's business plans and investment proposals;

(4) to formulate the Company's proposed annual financial budget and final accounts;

(5) to formulate the Company's profit distribution plan and plan for recovery of losses;

(6) to formulate the Company's financial strategy, proposals for increases in or reductions of the Company's registered capital and the issue of any kind of securities (but not limited to corporate bonds) and plans for their listing or the repurchase of the shares of the Company;

(7) to prepare plans for major acquisitions or disposals, and for the merger, division, or dissolution of the Company;

(8)  to formulate the proposal for amendments to the Company Articles;

(9) to decide on venture capital investments, the mortgage of assets or other guarantees of the Company, within the scope authorised by the shareholders' general meeting;

(10) to appoint or dismiss the Company's general manager, and pursuant to the general manager's nomination, to appoint or dismiss deputy general manager and financial officers of the Company; to appoint or dismiss the company secretary; and to decide on their remuneration;

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(11) to appoint or change the members of the boards of directors and supervisory committees of the Company's wholly-owned subsidiaries, to appoint, change or recommend shareholder representatives, directors (or candidates) and supervisors (or candidates) to the Company's controlled subsidiaries or subsidiaries in which the Company holds shares;

(12) to decide on the establishment of the Company's internal management structure;

(13) to decide on the establishment of branch entities of the Company;

(14) to formulate the Company's basic management system;

(15) to administer the disclosure of information by the Company;

(16) to submit nominations for the appointment or change of accounting firms as the auditors of the Company to the shareholders' general meeting;

(17) to review the work reports of the general manager and monitor the work of the general manager;

(18) to decide other major matters and administrative matters not required by law, administrative regulations or these Articles to be decided by the shareholders' general meeting, and to sign other major agreements;

(19) to exercise other powers as authorised by laws, administrative regulations, the rules and regulations of authorised departments or the Company Articles or shareholders' general meeting.

Save and except for the matters in sub-paragraphs (6), (7), (8) above which require the consent of more than two-thirds of all the directors, all the other matters may be decided upon by m ore than half of all the directors.

Article 118 Where the board of directors are in unanimous agreement, the powers of the board of directors set out in the previous Article may be delegated to one or more directors, however matters relating to the major interests of the Company should be decided by the entire board of directors. The scope of delegation by the board of directors must be clear and specific.

Article 119 Other than powers as provided in the Company Law, other relevant laws, administrative regulations and the Company Articles, independent directors shall have the following additional special powers:

(1) major connected transactions that must be approved by the board of directors or shareholders' general meeting (as determined by the standards set from time to time by the authorised regulatory bodies) should be submitted to the board of directors for discussion after approval by the independent directors. When the board of directors has passed a resolution regarding the connected transactions of the Company, such resolutions will only be valid following signature by the independent directors. Before the independent directors make their decision, they may appoint an intermediary to prepare an independent financial adviser's report, as the basis for their decision;

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(2)  propose to the board of directors the appointment or removal of auditors;

(3) two independent directors or more than half of the independent directors may request that the board of directors convene an extraordinary general meeting of shareholders;

(4)  propose the convening of a meeting of the board of directors;

(5)  independently appoint external auditors and consulting bodies;

(6)  solicit votes from shareholders prior to shareholders' general meetings;

(7) directly report circumstances to the shareholders, securities regulatory authorities of the State Council and other relevant departments.

When independent directors are exercise their powers other than those set out in paragraphs (1) and (3) above, they must obtain the agreement of more than half of the independent directors.

If the proposals above are not adopted or the above powers may not be effective exercised, the Company should disclose the relevant circumstances.

Article 120 Other than the powers set out in the previous Article, independent directors should also express their independent opinion on the following major matters to the board of directors or shareholders' general meeting:

(1)  nomination or removal of directors;

(2)  appointment or removal of Senior Management;

(3)  the remuneration of directors and Senior Management;

(4) existing or new loans or other financial transaction between the Company and its shareholders, actual controlling persons or related enterprises which equal to or exceed the recognised standards of major connected transactions that must be approved by the board of directors or shareholders' general meeting (as determined by the standards promulgated from time to time by the authorised regulatory bodies), and whether the Company has taken effective measure to be repaid amounts owing;

(5) matters which the independent directors believe may harm the rights and interests of minority shareholders;

(6) any other matters on which the independent directors are required to express an independent opinion pursuant to the laws, regulations, listing rules and other rules of the places where the shares of the Company are listed.

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In relation to the above matters, independent directors should express one of the following opinions: (1) agree; (2) qualified opinion and reasons therefore;
(3) oppose and reasons therefore; (4) unable to form an opinion and impediments to doing so.

If the matter is a matter requiring disclosure, the Company must announce the opinions of the independent directors. Where the independent directors are divided and are not able to provide a unanimous opinion, the board of directors should separately disclose the opinions of each independent director.

Article 121 The board of directors must explain to the shareholders' general meeting when a registered accountancy firm issues a qualified audit opinion in respect of the Company's financial statements.

Article 122 The board of directors shall formulate "Rules for Meetings of the Board of Directors", in order to ensure the effective working and scientific policy-making of the board of directors.

Article 123 When the board of directors makes a decision regarding the entering of new markets, mergers and acquisitions or investments in new fields, where the amount of investment or assets being acquired exceed ten per cent. (10%) of the Company's net assets, a consultancy body should be appointed to provide an expert opinion, as a major basis of the board of directors' decision.

The "Rules for General Meetings of Shareholders" and "Rules for Meetings of the Board of Directors" should set out regulations for the limitations on the power of the board of directors to approve the use of the Company's assets for investment (including venture capital investment). The board of directors should establish strict review and approval procedures for venture capital investments.

For major investment projects exceeding the board of directors' approval limits, the board of directors must organise relevant experts and specialists to assess the projects, and report to the shareholders' general meeting for approval.

Article 124 The board of directors, in disposing of the Company's fixed assets, shall not without the prior approval of the shareholders in general meeting, dispose of or agree to dispose of any fixed assets of the Company where the aggregate of the expected value or amount of consideration for the proposed disposition and any fixed assets of the Company which have been disposed of in the period of four (4) months immediately preceding the proposed disposition exceeds thirty-three per cent. (33%) of the value of the Company's fixed assets as shown in the last balance sheet submitted to the shareholders in shareholders' general meeting.

For the purpose of this Article, a disposition includes an act involving some transfer of an interest in assets other than by way of security.

The validity of a disposition by the Company shall not be affected by a breach of the first paragraph of this Article.

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Article 125   The chairman of the board of directors shall exercise the
following powers:

(1) to preside over shareholders' general meetings and convene and preside over meetings of the board of directors;

(2) to organise the implementation of the responsibilities of the board of directors, and to supervise the implementation of board resolutions;

(3)  to sign the Company's securities;

(4) to sign major documents of the board of directors and other documents which require signature by the legal representative of the Company;

(5)  to exercise the powers of the legal representative;

(6) in the case of major natural disaster or other circumstances of force majeure, to exercise special management of matters of the Company in accordance with laws, regulations, and the interests of the Company, and subsequently to report to the board of directors and shareholders' general meeting;

(7)  to exercise other powers as authorised by the board of directors.

When the chairman is unable to perform his duties, the vice-chairman or other director designed by the chairman shall perform his duties on his behalf.

Article 126 Meetings of the board of directors shall be convened at least four times per year by the chairman. Notice of meeting shall be given to all the directors ten (10) days prior to the meeting.

Article 127 In any one of the following circumstances, the chairman should convene an extraordinary meeting of the board of directors:

(1)  where the chairman believes it is necessary;

(2)  more than one-third of the directors together requisition a meeting;

(3) more than one-half of the independent directors together requisition a meeting;

(4)  the supervisory committee requisitions a meeting;

(5)  the general manager requisitions a meeting.

In the event of the circumstances described in paragraphs (2) to (5) above, where the chairman cannot convene an extraordinary meeting of the board of directors for special reasons, the chairman shall appoint the vice-chairman or other director to convene the meeting. Where the chairman fails to convene the meeting without cause and fails to appoint any person to convene the meeting on his behalf, a director may be nominated by the vice-chairman or more than half of all the directors to convene the meeting.

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Article 128   Notice of meeting of the board of directors shall be given in the following manner:

(1) regular meetings of the board may be held without notice if the time and place of such meetings have been fixed in advance by the board;

(2) notice of the time and place of meetings of the board, for which a time and place have not otherwise been fixed in advance by the board, shall be given by the chairman to the directors by telex, telegram, telefax, courier, registered airmail or personal delivery not less than ten (10) days in advance;

(3) notices shall be given in the Chinese language. An English version may be attached if necessary. The agenda shall also be given. Any of the directors may waive his right to receive notice of board meeting;

(4)    any director may waive his rights to receive notice of board meeting.

Article 129 Notice of meeting of the board of directors shall include the following:

(1)    the time and place of the meeting;

(2)    the duration of the meeting;

(3) the agenda of the meeting, particulars of the resolutions to be considered at the meeting and any documents or information relevant to the board meeting;

(4)    the date of the notice.

Notice is deemed to be given to any director who attends the meeting without objecting, before or at its commencement, for not receiving any notice.

Article 130 The quorum for a meeting of the board of directors is half or more of the members of the board (including directors who appoint other directors as proxies). Each member of the board shall have one vote. Any board resolution shall be passed by more than half of all the directors. When there is a tie, the chairman of the board shall have a casting vote.

All resolutions passed by the executive directors committee shall be passed by two-thirds of all the executive directors attending the meeting. Regular meetings of the executive directors committee shall be convened by the chairman or the executive director appointed by the chairman. The resolutions of such meeting shall be circulated to all directors for the purpose of managing workflow.

Article 131 The directors should attend board meetings in person. Should any directors be unable to attend the meeting, he may authorise another director by a way of a written instrument of proxy to attend on his behalf. Should any independent director be unable to attend the meeting, he may authorise another independent director by way of a proxy form to attend on his behalf. The proxy form shall set out the name of the proxy, the matter the appointment relates to, scope of authority and should be signed or sealed by the appointer.

                                      -43-

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Any director acting as a proxy shall exercise the right of the appointment director within the scope of authority as set out in the proxy form. In the event that no proxy is appointed by the absent director to attend a board meeting, the absent director shall be deemed to have waived his right to vote at such a meeting.

Article 132 If an independent director fails to attend three consecutive board meetings in person, the board of directors shall propose at the shareholders' meeting that such independent director be removed. Except in the situation already mentioned and those set out in the Company Law prohibiting a person to act as a director, an independent director cannot be removed from his office before the expiry of his term without cause. Where an independent director is removed from office before the expiry of his term, the Company shall make special disclosure of the termination of office. The independent director being removed may make a public declaration if he believes that he has been improperly removed from his office.

Other directors shall be deemed as failing to carry out their duties if they fail to attend two consecutive board meetings in person and to appoint an alternate director to attend board meetings on their behalf. The board of directors shall propose at the shareholders' meeting for the removal of such directors.

Article 133 Expenses incurred by the directors in attending board meetings shall be paid by the Company. Such expenses shall include transportation costs from the place where the director is located to the place of the meeting and the cost of accommodation and meals during the period the meeting is held. Incidental expenses, such as the rent of the place of the meeting and local transportation, shall also be borne by the Company.

Article 134 A written resolution may be adopted by the board of directors if such resolution has been sent to all the directors and affirmatively signed by the number of directors which would form the quorum required to pass such a resolution. Such written resolution shall become a directors resolution in lieu of a board meeting, provided that such written resolution is sent to the secretary of the board of directors.

Article 135 The minutes of the board resolutions discussed in the board meetings shall be recorded in the Chinese language.

The board minutes shall include the following:

(1)    date, time, the name of the convener and the chairman;

(2) name of the directors, the person preparing the proxy and the proxy attending;

(3)    agenda of the meeting;

(4) the key points of the directors' views as expressed at the meeting (in the case of a written resolution, the key views of the directors set out in writing);

(5) the opinion of the independent directors and whether such opinion is consistent with that of the directors;

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(6)    the mechanism and results of voting for each resolution (the results shall include the number of votes cast for and against the resolution and the number of votes that abstained;

(7)    the signature of the directors.

The opinions of the independent directors expressed shall be stated in the board resolution. The minutes of the board meeting shall be given to all directors as soon as practicable. Directors who wish to amend or supplement the minutes shall submit a written report setting out his comments to the chairman of the board within one week of this receipt of the draft minutes circulated. Once the board minutes have been finalised, all attending directors, the Secretary and the person recording such minutes shall sign the board minutes. The board minutes shall be kept in the Company's office in PRC and a complete copy of the minutes shall be provided to each director.

Article 136 The board of directors shall be responsible for the resolutions passed. If any of the board resolution violates the law, administrative regulations or the Company Articles and causes serious damage to the Company, such directors who voted in favour of such resolution shall be liable to the Company. Any director who abstained from voting or did not attend the meeting in person but appointed a proxy to attend shall not be exempted from liability. Any director who had objected to the resolution during discussions in the board meetings but did not vote against such resolution shall not be exempted from liability. Any directors who voted against such resolution and whose voting was recorded in the minutes of the board meeting shall be exempted from such liability.

                          CHAPTER 11    COMPANY SECRETARY

Article 137 The Company shall have a secretary of the board of directors ("the Secretary") who shall be a senior officer of the Company. The board of directors may set up a company secretarial working committee should the need arise.

Article 138 A director or other senior officers of the Company may be appointed to act as the Secretary. The accountants of the accounting firm and lawyers of the law firm employed by the Company shall not be appointed to act as the Secretary.

Where the Secretary is also a director of the Company and an act is required to be done by that director and the Secretary separately, a person who is both the Secretary and the director may not perform the act in both capacities.

Article 139 The Secretary shall be a natural person having the requisite professional knowledge and experience and shall be nominated by the Chairman of the board and appointed or removed by the board of directors.

Article 140   The main responsibilities of the Secretary are:

(1) to assist directors in performing the day-to-day functions of the board of directors; continuously provide, remind and ensure that directors understand the requirements of local and overseas regulatory bodies on the Company's operations, policies and requirements; assist directors and general manager to exercise their powers in accordance with the local and overseas laws and regulations, the Company's Articles and other relevant rules;

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(2)    to be responsible for organizing and preparing documents for board meetings and shareholders' meeting; preparing minutes, ensuring that resolutions are passed in accordance with procedures required by law and be informed about the implementation of the board resolutions;

(3) to be responsible for organizing and coordinating the Company's disclosure, ensuring a timely, accurate, legal, true and fair disclosure of information relating to the Company; maintaining investor relations and enhancing the Company's transparency;

(4)    to participate and coordinate fund raising in the capital markets;

(5) to maintain relationships with market intermediaries, regulatory bodies, media and maintaining public relations.

Article 141   The scope of the Secretary's duties includes the following:

(1) coordinate and organize board meetings and shareholders' meetings, prepare the relevant materials for the meeting, arrange matters relating to the meeting, responsible for keeping minutes of the meetings, ensuring the accuracy of the minutes, keeping documents and minutes of the meeting, actively informing himself of the implementation of resolutions; reporting and providing recommendations to the board of directors on material matters that are being implemented;

(2) ensure that material decisions of the board of directors are performed strictly in accordance with the relevant requirements. Upon the request of the board of directors, participate in the consultation and analysis of the matters before the board of directors and offer his opinion and make recommendations accordingly; be authorized to perform the day-to-day functions of the board of directors and other committees;

(3) act as the Company's contact person with securities regulatory bodies, responsible for organizing, preparing and submitting documents required by such regulatory bodies, responsible for accepting, organizing and completing tasks delegated by such regulatory bodies; ensuring that the Company prepares and submits to the authorised bodies reports and documents required by such bodies in accordance with the law;

(4) responsible for coordinating and arranging for the disclosure of the Company, putting in place an appropriate disclosure mechanism, participating in all meetings relating to information disclosure, be made aware of the Company's material operating decisions and all related information;

(5) responsible for keeping in confidence any price sensitive information of the Company, and put in place effective rules and systems for maintaining confidentiality of information. Where price sensitive information of the Company has been revealed to the public, take all necessary actions to rectify, explain and clarify and notify the overseas securities regulatory body of the place in which the Company is listed and the China Securities Regulatory Commission;

                                      -46-

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(6)    responsible for coordinating market publicity, reception of visitors, manage investor relations, maintain relationships with investors, market intermediaries and the mass media; responsible for ensuring that enquiries of the public are addressed, ensuring that investors receive information disclosed by the Company on a timely basis; organise and prepare publicity campaigns of the Company locally and overseas, preparing reports summarizing market publicity and material visits and arrange to report any related matters to the China Securities Regulatory Commission;

(7) ensuring that the Company's register of members is properly set up, responsible for maintaining and keeping the register of members, register of directors, information relating to shareholdings of substantial shareholders and directors, and a list of holders of debentures issued by the Company;

(8) assisting directors and general manager to exercise their powers in accordance with local and overseas laws and regulations, the Company Articles and other requirements, and provide them with relevant information (including, but not limited to, providing newly appointed directors with all latest information published by the Company regarding corporate governance). When the Secretary is aware that the Company has made or may possibly pass resolutions that are in breach of the relevant requirements, he has an obligation to duly remind and report such breach to the China Securities Regulatory Commission and other regulatory bodies;

(9) coordinate the provision of necessary information to the Company's supervisory committee and other audit committees to enable them to perform their supervisory functions, and assist the investigation of the integrity of the Company's financial controller, directors and general manager;

(10) ensuring that the Company has a complete set of documents and minutes, such that persons who have the right to access to these documents and minutes can have timely access to such documents and minutes;

(11) perform other duties delegated by the board of directors and the other duties required by any stock exchange on which the Company is listed.

Article 142 The Secretary shall guide or assist the Company to comply with any relevant laws of the PRC and of any place in which the shares of the Company are listed and with the rules and regulations of any securities regulatory bodies of the place in which the shares of the Company are listed.

                    CHAPTER 12    GENERAL MANAGER OF THE COMPANY

Article 143 The Company shall have a general manager who shall be nominated by the Chairman of the board and appointed or removed by the board of directors. Upon authorisation by the board of directors, the general manager shall have the full right to manage the business of the Company and deal with the internal and external matters of the Company.

Directors can also be employed as the general manager, deputy general manager or any other senior management personnel but directors holding such offices shall not exceed one half of all the directors of the Company.

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Article 144   The general manager is responsible to the board of directors and shall exercise the following powers:

(1) to be in charge of the Company's production, operation and management of the Company and organise the implementation of the resolutions of the board;

(2) to organise the implementation of the Company's annual business plan and investment plan;

(3)    to formulate the proposal for the internal management structure;

(4)    to formulate the setting up of the Company's branch entities;

(5)    to formulate the basic management system;

(6)    to formulate the basic rules and regulations of the Company;

(7) to propose the appointment and dismissal of the deputy general manager and financial officers;

(8) to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors;

(9) to decide on the salaries, awards or punishment, appointment, dismissal or removal of the staff and workers of the Company;

(10)   to propose the convening of interim board meetings;

(11) to exercise other powers conferred by the Company Articles and the board of directors.

Article 145 A general manager who is not a director may attend board meetings and has the right to receive notices of meeting. A general manager who is not a director does not have the right to vote at board of directors' meetings.

Article 146 The general manager shall report to board of directors or supervisory committee material contracts entered into by the Company, the implementation of these contracts, the use of funds and profitability of the business. The general manager shall warrant the accuracy of such report.

Article 147 The general manager shall consider the opinions of unions and workers representatives committees before making decisions relating to wages, benefits, work safety, work and workers' insurance, termination of employment (or dismissal) and other employee-related matters.

Article 148 The general manager shall issue the "General Manager Guidelines" and seek approval from the board of directors before implementation.

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Article 149   The "General Manager Guidelines" shall include the following:

(1)    the requirements, procedures and attendees of a general manager meeting;

(2) the duties and division of responsibility between general manager, deputy manager and other senior management personnel;

(3) the usage of the Company's funds and assets, the limits of his authority to enter into material contracts, and the mechanism of reporting to the board of directors and supervisory committees;

(4)    other necessary matters as the board of directors shall see fit.

Article 150 In exercising their powers, the general manager, the deputy general manager and the financial controller shall not alter the resolutions passed by the shareholders at general meetings or by the board of directors or exceed their authority.

Article 151 In exercising their powers, the general manager, the deputy general manager and the financial controller shall comply with law, administrative regulations and the Company Articles and act honestly and diligently.

Article 152 The general manager, deputy general manager, financial controller and other senior management personnel shall give notice of their resignation to the board of directors in accordance with the provisions of their respective service contracts and shall follow the various procedures and requirements as provided for in such service contracts.

                        CHAPTER 13    SUPERVISORY COMMITTEE

Article 153   The Company shall have a supervisory committee.

Article 154 The supervisory committee shall consist of seven (7) supervisors, including five (5) supervisors representing the shareholders (including supervisor who are qualified to act as external supervisors) and two (2) supervisors representing the employees. The supervisors representing the shareholders shall be elected and removed from office by the shareholders' general meeting. The supervisors representing the employees shall be democratically elected and removed from office by the employees.

The supervisory committee shall have one chairman who shall be a supervisor. The term of office for a supervisor is three (3) years and the supervisor is eligible for re-election at the expiration of the three year term.

The election or removal of the chairman of the committee shall be decided by two-thirds or more of the members of the supervisory committee. The chairman of the supervisory committee shall co-ordinate the performance of the committee's duties. Where the chairman of the supervisory committee cannot perform his duties, the chairman shall appoint a supervisor to exercise the chairman's powers on behalf of the chairman.

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Article 155   The supervisory committee shall set up a operations committee, according to its needs, to manage the supervisory committee's day-to-day operations.

Article 156 The directors, the general manager, the deputy general manager, financial officers and the Secretary of the Company shall not act as supervisors concurrently.

Article 157 The list of candidates for election as a supervisor representing the shareholders shall be placed as a resolution before a general meeting of shareholders.

Candidates for election as supervisors other than the candidates for election as independent supervisors may be nominated by the board of directors, supervisory committee, and shareholders individually or together holding shares five per cent. (5%) or more of the Company's shares, and shall be elected at the shareholders' general meetings.

The candidates for election as independent supervisors may be nominated by the board of directors, supervisory committee and shareholders individually or together holding more than one per cent. (1%) of the Company's shares, and shall be elected at the shareholders' general meeting.

Article 158 The following procedure must be followed when electing supervisors representing shareholders:

(1) Before nominating a candidate for election as a supervisor representing shareholders, the nominator should first obtain the consent of the nominee, and fully understand the nominee's qualifications, education, profession, detailed working experience and other positions held, and the said nominator is responsible for providing such written materials to the Company. The candidate shall provide a written undertaking to the Company, agree to accept the nomination, confirming the truthfulness and completeness of the publicly disclosed materials relating to the candidate and guaranteeing that following election they will practically carry out the responsibilities of a supervisor.

(2) If the nomination of a candidate for supervisor representing shareholders occurs before the Company holds a meeting of the board of directors, then the written materials regarding the nominee set out in paragraph (1) of this Article shall be published in the same announcement as that containing the resolutions of the board of directors.

(3) If shareholders individually or together holding five per cent. (5%) or more of the voting rights of the supervisory committee propose a motion at the annual general meeting of shareholders for the election of a supervisor representing the shareholders, then written notice of the intention of such person nominating the candidate and the willingness of the nominee to accept the nomination, together with the written materials and undertakings relating to the nominee set out in paragraph (1) of this Article, shall be delivered to the Company seven (7) days prior to the date of the annual general meeting of the shareholders.

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Article 159 A supervisor who fails to attend in person two consecutive supervisory committee meetings shall be deemed as failing to perform his responsibilities and shall be removed from his office at the shareholders' meeting or trade union representatives' meeting.

A supervisor may resign before the termination of his office, and the provisions set out in Chapter 10 in relation to the resignation of directors shall be applicable to supervisors.

Article 160 Supervisory committee meetings shall be held at least four times each year, and the Chairman of the supervisory committee shall be responsible for convening such meeting.

All supervisors shall be given 10 days written notice of the supervisory committee meeting. Such notice shall include the date of the meeting, the place and duration of the meeting, the agenda and resolutions to be passed and the date of the notice.

Article 161 The supervisory committee shall report to shareholders' general meetings and shall have the following powers:

(1)      to inspect the Company's financial situation;

(2) to supervise the behaviour of the directors, the general manager, deputy general manager, financial controller and secretary of the Company which violate law, administrative regulations and the Company Articles while they carry out their duties;

(3) to require the directors, the general manager, deputy general manager, financial controller and secretary of the Company to rectify their behaviour when their conduct is harmful to the interest of the Company and to report to the shareholders' general meeting or the relevant government regulatory bodies if necessary;

(4) to check the financial reports, business reports, profit distribution proposal and other financial information proposed to be submitted to shareholders' general meetings and in the case of doubt, may request public accountants or auditors in the name of the Company to assist reviewing the same;

(5)      to make recommendations in relation to the appointment of accountant;

(6) to propose extraordinary resolutions at the annual shareholders' meeting.

(7)      to requisite for convening extraordinary shareholders' meetings;

(8)      to requisite for convening interim board meetings;

(9) to negotiate with the directors or to institute proceedings against the directors on behalf of the Company;

(10) to exercise other powers specified by the law, administrative regulations, in the Company Articles and as authorised by the shareholders' meeting.

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The supervisors may attend board meetings.

Article 162 The supervisory committee shall resolve by way of passing a resolution with the affirmative votes of two-thirds or more of the members of the committee.

Article 163 Minutes shall be kept for all supervisory committee meetings. All supervisors attending the meeting and the person recording the minutes shall sign on the minutes of the supervisory meeting. Supervisors have the right to make, in the minutes, certain clarifications of the opinions they expressed at the supervisory committee meeting. Minutes of the supervisory committee meeting shall be permanently kept by the Company.

Article 164 Any reasonable expenses incurred by the supervisory committee in employing professionals such as lawyers, public accountants or auditors in the exercise of its authority shall be assumed by the Company.

Article 165 A supervisor shall act honestly in discharging his supervisory responsibilities in accordance with law, administrative regulations and the Company Articles.

      CHAPTER 14         QUALIFICATIONS AND OBLIGATIONS OF DIRECTORS,
                         SUPERVISORS, MANAGERS AND OTHER SENIOR OFFICERS OF THE
                         COMPANY

Article 166 A person shall be disqualified form being a director, a supervisor, a general manager or a senior officer of the Company if any of the following applies:

(1) the individual has no civil capacity or his civil capacity is restricted;

(2) a period of less than five (5) years has elapsed since the person was released after serving the full term of a sentence of corruption, bribery, expropriation of assets, misappropriation of assets or social and economic disorder or since the deprival of political rights on the person due to a criminal conviction was lifted;

(3) a period of less than three (3) years has elapsed since a company or an enterprise in which the person was director, a factory supervisor or a manager was wound up due to mismanagement and the person was held personally liable to the winding up of the company or the enterprise;

(4) a period of less than three (3) years has elapsed since the revocation of the licence of a company or an enterprise for illegal business operations under circumstances where the person was the legal representative of such company or enterprise and was held personally liable to the illegal business operations of the company or the enterprise;

(5) the person has a debt of a material amount which has not been repaid or cleared when due;

(6)      a civil servant;

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(7)      the person has been involved in illegal activities subject to investigation by judicial authorities and the case has yet to be settled;

(8) provisions of law or administrative regulations stipulates that the person is not permitted to assume the position of a leader of an enterprise;

(9)      the person not being a natural person;

(10) a period of less than five (5) years has elapsed since the date when the person was convicted of offences involving fraud or dishonesty and was considered by the relevant authorities to have violated relevant securities regulations;

(11) persons who have been identified as being prohibited from participating in the markets by the China Securities Regulatory Commission and where such prohibitions are still in force.

Article 167 The following persons cannot act as independent directors of the
Company:

(1) immediate family members and main social contacts employees ("immediate family members" includes spouse, parents, children; "main social contacts" includes brothers and sisters, father or mother-in-laws, son or daughter-in-law, brothers and sisters of the spouse) of persons employed by the Company or its associated entities;

(2) persons, or immediate family members of persons who directly or indirectly hold 1% or more of the issued share capital of the Company or are the top 10 natural persons with the highest shareholdings in the Company, or if a person obtained his shareholdings from a connected person by way of gift or other forms of financial assistance;

(3) shareholders who directly or indirectly hold 5% or more of the issued share capital of the Company, or persons or their immediate family members who are employed by the top five shareholders of the Company;

(4) persons to whom any of the above three conditions applied within the past one (1) year;

(5) persons who provide financial, legal, consultation or other services to the Company or its associated entities;

(6) persons who are already acting as independent directors for give other listed companies;

(7)      any other persons as designated by the China Securities Regulatory
         Commission.

Article 168 The validity of an act of a director, a general manager or other senior officers of the Company on behalf of the Company is not, vis-a-vis a bone fide third party, affected by any irregularity in his election or appointment or any defect in his qualification.

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Article 169 Directors, supervisors, general manager and other senior management personnel of the Company cannot act on behalf of the Company or the board of directors, without being authorised by the Company Articles or by the board of directors. Where such persons act on their own behalf but a third party may reasonably assume such persons to be acting on behalf of the Company, such persons shall state their own positions and identities.

Article 170 In addition to obligations imposed by law or administrative regulations or required by the stock exchanges on which shares of the Company are listed, each director, supervisor, general manager or senior officer of the Company owes the following duties to each shareholder, in the exercise of the powers of the Company entrusted to him:

(1) not to cause the Company to exceed the scope of business stipulated in its business licence;

(2) to act honestly in what he considers to be in the best interests of the Company;

(3) not to expropriate in any guise the Company's assets, including without limitation, not to usurp the Company's opportunities;

(4) not to expropriate the individual rights of shareholders, including without limitation, rights to distribution and voting rights, save and except pursuant to a restructuring submitted to shareholders for approval in accordance with these Articles.

Article 171 Each director, supervisor, general manager or senior officer of the Company owes a duty, in the exercise of his powers and discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Article 172 A director, supervisor, general manager and senior officer of the Company, in the exercise of the powers of the Company entrusted to him, owes a duty to observe obligations of a fiduciary, not to place himself in a position where his duty and his interest may conflict. The principle includes without limitation a duty:


(1) to act honestly in what he considers to be in the best interests of the Company;

(2) to exercise the powers within his authority and not to exceed the relevant authority;

(3) to exercise the discretion vested in him personally and not to allow himself to act under the direction of another and, unless and to the extent permitted by law, administrative regulations or the informed consent of shareholders in general meeting, not to delegate the exercise of his discretion;

(4) to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

                                      -54-


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(5)      except in accordance with these Articles or with the informed consent of shareholders in shareholders' general meeting, not to enter into a contract, transaction or arrangement with the Company;

(6) without the informed consent of shareholders in general meetings, not to use the Company's assets for his own benefit in any form;

(7) not to accept bribery or other illegal income and not to expropriate in any guise the Company's assets including without limitation, not to usurp the Company's opportunities;

(8) without the informed consent of shareholders in general meeting, not to accept commissions in connection with the Company's transactions;

(9) to comply with the Company Articles and act honestly in exercising his powers and discharging his functions and act in the best interest of the Company and not to use his position and power to make profits for himself;

(10) without the informed consent of shareholders in general meeting, not to compete with the Company;

(11) not to expropriate funds of the Company or to lend the capital of the Company to others and not to expropriate the Company's assets and deposit the same in his own name or another's name and not to use the Company's assets to provide security for any of the indebtedness of a shareholder of the Company or other person;

(12) unless otherwise permitted by the informed consent of shareholders in general meeting, to keep in confidence confidential information acquired by him in the course of and during his office and not to use such information other than in furtherance of the interests of the Company, save and except that disclosure of such information to the court or other governmental authorities is permitted if:

         (i)   disclosure is made under compulsion of law;

         (ii)  there is a duty to the public to disclose;

         (iii) the interest of the director, supervisor, general manager or other senior officer of the Company require disclosure.

Article 173 A director, supervisor, general manager or senior officer of the Company shall not cause any of the following persons or authorities ("Connected Person") to do what he is prohibited from doing:

(1) the spouse or minor child of that director, supervisor, general manager or senior officer;

(2) a person acting in a capacity of a trustee of that director, supervisor, general manager or senior officer or any person referred to in sub-paragraph (1) above;

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(3)      a person acting in a capacity of a partner of that director, supervisor, general manager or senior officer or any person referred to in sub-paragraphs (1) and (2) above;

(4) a company in which that director, supervisor, general manager or senior officer, alone or jointly or severally with one or more persons referred to in sub-paragraphs (1), (2) and (3) above and other directors, supervisors, managers or other senior officers of the Company, has a de facto controlling interest;

(5) a director, supervisor, general manager or senior officer of a company referred to in sub-paragraph (4).

Article 174 Where a director, supervisor, general manager and senior officer gives notice of this resignation or where his office terminates, the duty of a director, supervisor, manager and senior officer does not necessarily cease when the resignation report has not become effective, or within a reasonable period after it has become effective or within a reasonable period after the termination of his office. The duty of confidence in relation to trade secrets of the Company survives the termination of his office until such trade secrets becomes public information. Other duties may continue for such a period as fairness may require and depending on the time which has elapsed between the termination and the act concerned and the circumstances under which the relationship with the Company is terminated.

Article 175 Directors, supervisors, general manager and other senior officers of the Company who determine their office before the end of the term shall compensate the loss suffered by the Company as a result of such early termination.

Article 176 Except for the circumstances under Article 55, a director, supervisor, general manager or senior officer may be relieved of liability for specific breaches of his duty by the informed consent of shareholders in general meeting.

Article 177 Where a director, supervisor, general manager or senior officer is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, other than his contract of service, he shall declare the nature and extent of his interest to the board of directors at the earliest opportunity, whether or not such contract, transaction or arrangement or proposal therefore is otherwise subject to the approval of the board of directors.

A director shall not be entitled to vote on (nor shall be counted in the quorum in relation to) any resolution of the board in respect of any contract, transaction or arrangement in which he has any material interest.

Unless the interested director, supervisor, general manager or senior officer has disclosed his interest in accordance with this Article and the contract, transaction or arrangement has been approved by the board at a meeting in which the interested director is not counted in the quorum and has refrained from voting, such contract transaction or arrangement in which a director, supervisor, general manager or senior officer is materially interested in is voidable at the instance of the Company except as against a bona fide party thereto acting without notice of the breach of duty by the director, supervisor, general manager or senior officer concerned.

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For the purposes of this Article, a director, supervisor, general manager or senior officer is deemed to be interested in a contract, transaction or arrangement in which a Connected Person of such director, supervisor, general manager or senior officer is so interested.

Article 178 Where a director, supervisor, general manager or senior officer of the Company gives to the board of directors a general notice in writing stating that by reason of facts specified in the notice, he is interested in contracts, transactions or arrangements of any description which may subsequently be made by the Company, that notice shall be deemed for the purposes of this Chapter to be sufficient declaration of his interest, so far as attributable to those facts, in relation to any contract, transaction or arrangement of that description which may subsequently be made by the Company; provided that such a general notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration by the Company.

Article 179 The Company shall not in any manner pay taxes for or on behalf of a director, supervisor, general manager or senior officer of the Company.

Article 180 The Company shall not directly or indirectly make a loan to a director, supervisor, general manager or senior officer or to a director, supervisor, manager or senior officer of its holding company, provide any guarantee in connection with a loan made by any person to such a director, supervisor, manager or senior officer, or make a loan to or provide any guarantee in connection with any loan made by any person to a Connected Person of such a director, supervisor, manager or senior officer.

The following transactions are not subject to the prohibition set out in foregoing paragraph of this Article:

(1) the provision of a loan or a guarantee for a loan by the Company to a company which is a subsidiary of the Company;

(2) the provision of a loan or a guarantee for a loan or other sums by the Company under a service contract with any of its directors, supervisors, general manager or senior officers as approved by shareholders in general meeting for meeting expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him properly to perform his duties;

(3) the Company may make a loan to or provide a guarantee for a loan made by another person to any of its directors, supervisors, general manager or senior officers or a Connected Person of such director, supervisor, manager or senior officer in the ordinary course of its business on normal commercial terms, where the ordinary course of business of the Company includes the lending of money or the giving of guarantees.

Article 181 A loan made by the Company in breach of the preceding Article shall be forthwith repaid by the recipient of the loan regardless of the terms of the loan.

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Article 182 A guarantee provided by the Company in breach of Article 178(1)
shall be unenforceable against the Company unless:

(1) the guarantee was provided in connection with a loan to a Connected Person of a director, supervisor, general manager or senior officer of the Company or its holding company and at the time the loan was advanced the lender was not aware of the relevant circumstances; or

(2) any collateral provided has been lawfully disposed of by the lender to a bona fide purchaser.

Article 183 For the purposes of the foregoing Articles in this Chapter, a guarantee includes an undertaking by the guarantor or the provision of assets to secure the performance of obligations by the obligor.

Article 184 In addition to any rights and remedies provided by law and administrative regulations, where a director, supervisor, general manager or senior officer is in breach of his duties to the Company, the Company has a right to:

(1) recover from such director, supervisor, general manager or senior officer compensation for losses sustained by the Company as a result of such breach;

(2) rescind any contract or transaction entered into by the Company with such director, supervisor, general manager or senior officer and any contract or transaction entered into by the Company with a third party where such third party knew or should have known there was such a breach;

(3) request the director, supervisor, general manager or senior officer to account for the profits made;

(4) recover any monies received by the director, supervisor, general manager or senior officer which should have belonged to the Company including without limitation commissions;

(5) request for the return from such director, supervisor, general manager or senior officer of the interest earned or which may have been earned on any monies which should have been returned to the Company.

Article 185 The Company shall, with the prior approval of shareholders in general meeting, enter into a contract in writing with each director or supervisor stipulating provisions relating to the rights and obligations of the Company and the director/supervisor, the emoluments of the director/supervisor, the liabilities of the director/supervisor if he commits a breach of the laws, regulations and the Company Articles, and compensation for early termination of the contract. Matters relating to emoluments shall be approved by the shareholders' general meeting, including:

(1) emoluments in respect of his service as a director, supervisor or senior officer of a subsidiary of the Company;

(2) emoluments in respect of his service as a director, supervisor or senior officer of a subsidiary of the Company;

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(3)      emoluments otherwise in connection with the provision of services in connection with the management of the Company or a subsidiary of the Company;

(4) payment by way of compensation for loss of office by a director or supervisor or as consideration for or in connection with his retirement from office or loss of office.

Except under a contract entered into in accordance with the foregoing, no proceedings may be brought by a director or supervisor against the Company for anything due to him in respect of the above matters.

Article 186 In a contract where a director's or supervisor's emoluments are stipulated, it shall provide that in connection with the takeover of the Company, a payment may be made to a director or a supervisor of the Company by way of compensation for loss of office, or as consideration for his retirement from the office, with the prior informed consent of the shareholders in shareholders' general meeting to his receiving such payment. A takeover of the company refers to one of the following situation:

(1)      an offer made to all the shareholders of the Company;

(2) an officer made by any person with a view to the offeror becoming a Controlling Shareholder within the meaning of Article 56.

If the relevant director or supervisor does not comply with the provisions set out in this Article, any sum received by the director or supervisor on account of the payment shall belong to those persons who have sold their shares as a result of the offer made; any expenses incurred by him in distributing that sum pro rata amongst those persons shall be borne by him and not be paid out of that sum.

      CHAPTER 15     ACCOUNTING SYSTEM, ALLOCATION OF PROFITS AND AUDIT

Article 187 The Company shall establish its financial and accounting system in accordance with law and administrative regulations and the accounting standards of the responsible financial authorities of the State Council.

Article 188 The accounting year of the Company shall follow the calendar year, that is, the period from 1 January to 31 December each year shall be counted as one financial year.

The Company shall use Renminbi as the currency for its accounts, and the accounts shall be prepared in the Chinese language.

The Company shall prepare its financial report at the end of each accounting year and such reports shall be verified in accordance with the law.

Article 189 The board of directors shall place before the shareholders at every annual general meeting such financial report as is required by law, administrative regulations or normative provisions promulgated by competent regional government authorities and departments in charge to be prepared by the Company. Such reports shall be examined and verified.

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Article 190  Twenty (20) days prior to the convening of the annual general meeting, the Company shall make available the financial report for inspection by shareholders at the Company. Every shareholder of the Company shall have the right to receive the financial report as referred to in this Chapter.

The Company shall send the above mentioned financial report and the directors' report at least twenty-one (21) days before the convening of the annual general meeting by prepaid mail to every holder of the listed foreign shares. The address of the recipient shall be the address as registered on the shareholders' register.

Article 191 The financial statements of the Company shall be prepared not only in accordance with the PRC accounting standards and regulations but also be prepared in accordance with international accounting standards or the accounting standards of the place where the overseas shares are listed. If there are material differences in the financial statements using different accounting standards, the differences should be set out in the financial statements. In distributing the after-tax profits of the relevant financial year, the after-tax profits shall be the smaller amount in either of the financial statements.

Article 192 Any interim results or financial information disclosed or announced by the Company shall be prepared and presented in accordance with the PRC accounting standards and regulations and shall also be prepared in accordance with the international accounting standards or the accounting standards of the place where the shares are listed.

Article 193 The Company shall make four announcements of its financial report in each financial year. The first quarter financial report shall be announced within thirty (30) days after the end of the first three months of the financial year; the half-yearly financial report shall be announced within sixty (60) days after the end of the first six (6) months of the financial year; the third quarter financial report shall be announced within thirty (30) days after the end of the first nine (9) months of the financial year and the annual financial report shall be announced within one hundred and twenty (120) days after the end of the financial year.

Article 194 The financial reports of the Company and the half-yearly financial reports which sets out the half-yearly profit distribution shall include the following:

(1)      balance sheet;

(2)      profit and loss account;

(3)      profit distribution statement;

(4)      cash flow statement;

(5)      notes to the financial statements.

Where the Company does not make any half-yearly profit distribution, the half-yearly financial reports shall include the financial reports and notes other than (3).

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Article 195  The Company shall have no accounting ledgers other than the statutory accounting ledgers. The Company's assets shall not be held under any personal account.

Article 196 The after-tax profits of the Company shall be distributed in the following order of priority:

(1)      to make up for losses of the previous year;

(2)      allocation of 10% to the statutory common reserve;

(3)      allocation of 5%-10% to the statutory public welfare fund;

(4)      allocation to the discretionary common reserve; and

(5)      payment of dividends.

Where the statutory common reserve of the Company is over 50% of the registered capital of the Company, profits need not be allocated to it.

Where the statutory common reserve of the Company is insufficient to make up the Company's losses in the previous year, the profits of the current year shall be applied to make up the losses before allocations are made from the statutory common reserve and the statutory public welfare fund.

The Company may allocate funds from profits after tax for discretionary common reserve, provided that funds have been first allocated for common reserves and statutory public welfare fund and shareholders' resolution has been passed to approve such allocations.

The Company may distribute profits, after applying its profits towards making up losses, common reserve and statutory public welfare fund, in accordance with the proportions of shareholdings.

Article 197 Before the Company has made up for losses and allocated to the statutory surplus common reserve and the welfare fund, no distribution in the form of dividend or bonus share shall be made.

Article 198  Capital common reserve include the following amounts:

(1)      the premiums over the par value of the shares issued;

(2) other income which are required by the responsible financial department of the State Council to be included in the capital common reserve.

Article 199 The common reserve of the Company shall only be used for the purposes of making up losses or for conversion into capital of the Company. The Company may, subject to resolution by shareholders in shareholders' general meeting, convert the common reserve into share capital by issuing new shares to the

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shareholders in proportion to their existing shareholdings or increasing the par value of each share provided that when the statutory common reserve is converted into share capital of the Company, the remaining statutory common reserve after such conversion shall be no less than twenty-five per cent. (25%) of the registered capital.

Article 200 The Company may apply the public welfare funds towards providing for the collective benefits of the employees.

Article 201 Once the dividend payout policy has been approved by the shareholders at the shareholders' meeting, the directors shall complete the distribution of dividends (or shares) within two months after the shareholders' meeting.

Article 202  The Company may distribute its dividend in the following forms:

(1)      cash;

(2)      shares.

Article 203 Dividends and other payments made to local shareholders shall be paid in Renminbi. Dividends paid to holders of listed foreign shares shall be declared and calculated in Renminbi but paid in foreign currency. Dividends paid in respect of foreign shares listed in Hong Kong shall be paid in Hong Kong dollars.

Article 204 Unless otherwise provided in law and administrative regulations, the exchange rate used for the payment of cash dividend and other payments in foreign currency shall be the average closing rate quoted by the Foreign Exchange Trading Centre of the PRC in the calendar week before the declaration of dividend.

Article 205 Unless otherwise resolved by shareholders in general meeting, the board of directors to declare half-yearly dividends. Unless otherwise provided by law, the amount of half-yearly dividend shall not exceed fifty per cent. (50%) of the distributable profits as set out in the interim profit statements.

Article 206 When distributing dividends to its shareholders, the Company shall act as a withholding agent in relation to individual income tax payable in accordance with tax law of the PRC with respect to such distribution based on the amount distributed.

Article 207 The Company shall appoint on behalf of the holders of overseas listed foreign shares a receiving agent to receive on behalf of such shareholders dividends declared and all other monies owing the Company in respect of the overseas listed foreign shares.

Appointment of the receiving agent shall comply with the law of the place where the shares are listed or the requirements of the local stock exchange.

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The Company shall appoint as receiving agent a company which is registered as a trust company under the Trustee Ordinance of Hong Kong.

Article 208 The Company shall implement internal audit procedures by engaging auditors dedicated to carrying out internal audit on the financial and business activities of the Company.

Article 209 The internal audit procedures and the duties of the internal auditors shall be implemented after such procedures and duties have been approved by the board of directors. The head of the internal auditors shall report to the general manager.

               CHAPTER 16   APPOINTMENT OF A FIRM OF ACCOUNTANTS

Article 210 The Company shall appoint an independent firm of accountants which satisfies the relevant requirements of the PRC to audit the annual financial report of the Company and review other financial reports. The accounting firm engaged by the Company shall be determined at the shareholders' meeting.

Article 211 The term of appointment of the Company's accountants shall begin immediately after the shareholders' meeting of the current year and end immediately after the shareholders' meeting of the following year.

Article 212 The firm of accountants appointed by the Company shall have the following rights:

(1) to inspect the accounting ledgers, records or evidential documents of the Company and to request the directors of the Company, general manager or other senior officers to provide relevant information and explanation;

(2) to request the Company to take all reasonable measures to obtain the information and explanation from its subsidiaries for the purpose of performing the duties of the firm of accountants;

(3) to attend the shareholders' general meeting, to receive the notice of the meeting and other information in relation to the meeting which is received by the shareholders and to be heard at any such meeting on any part of the business of the meeting which concerns it as the firm of accountants of the Company.

Article 213 If there is a vacancy in the office of the firm of accountants, the board of directors shall before the holding of the shareholders' general meeting fill that vacancy by appointing another firm of accountants. If the Company has another firm of accountants holding the office during the vacancy period, that firm of accountants may still act.

Article 214 The firm of accountants may be removed by ordinary resolution of the shareholders in general meeting before the expiration of its term of office notwithstanding the provisions of the contract made between the Company and the firm of accountants. The right to sue for compensation for dismissal by such firm of accountants shall not be affected.

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Article 215   The remuneration of the firm of accountants or the form of remuneration of the firm of accountants shall be decided by shareholders in shareholders' general meeting. The remuneration of the firm of accountants who is appointed by the board of directors shall be decided by the board of directors.

Article 216 The appointment, dismissal or discontinuation of employment of the firm of accountants shall be decided by the shareholders in general meeting. The decision shall be announced in the relevant newspapers and where necessary, state the reasons for the change, and shall be filed with the China Securities Regulatory Commission for records.

Where a resolution at a general meeting of shareholders is passed to appoint a firm of accountants other than an incumbent firm of accountants, to fill a casual vacancy in the office of the firm of accountants, to re-appoint a retiring firm of accountants which was appointed by the board of directors to fill a casual vacancy, or to remove a firm to accountants before the expiration of its term of office, the following provisions shall apply:

(1) a copy of the proposal shall be sent before a notice of meeting is given to the shareholders to the firm proposed to be appointed or the firm proposing to leave its post or the firm who has left its post (leaving includes leaving by removal, resignation and retirement);

(2) if the firm leaving its post makes representations in writing and requests their notification to the shareholders, the Company shall (unless the representations are received too late):

         (i) in any notice of the resolution given to shareholders, state the fact of the representations having been made;

         (ii) send a copy of the representations as an appendix to the notice to every shareholder in the manner set out in these Articles.

(3) if the firm's representations are not sent under sub-paragraph (2) above, the firm may (in addition to its right to be heard) require that the representations be read out at the meeting;

(4)      a firm which is leaving its post shall be entitled to attend:

         (i) the general meeting at which its term of office would otherwise have expired;

         (ii) any general meeting at which it is proposed to fill the vacancy caused by its r emoval;

         (iii) any general meeting convened on his resignation;

         and to receive all notices of, and other information relating to, any such meeting, and to be heard at any such meeting which it attends on any part of the business of the meeting which concerns it as former firm of accountants of the Company.

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Article 217   Any removal or discontinuation of employment of the firm of accountants by the Company shall be notified to the firm of accountants. The firm of accountants has the right to explain in shareholders' general meeting. Any resigning firm of accountants shall explain in the shareholders' general meeting as to whether there is any irregularity.

A firm of accountants may resign its office by depositing at the Company's address a notice in writing (any such notice shall terminate its office on the date on which it is deposited or on such later date as may be specified therein) to that effect and containing:

(1) a statement to the effect that are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of the Company; or

(2)      a statement of any such circumstances.

Where a notice is deposited under the foregoing paragraph, the Company shall within fourteen (14) days send a copy of the notice to the competent authority in charge. If the notice contained a statement under sub-paragraph (ii) of the foregoing paragraph, a copy of the statement shall be placed at the Company for shareholders' inspection and a copy of the notice shall also be sent by prepaid mail to every shareholder who is entitled to receive a copy of the Company's financial report at the addresses as registered in the shareholders' register.

Where the notice of resignation of the firm of accountants contains a statement under sub-paragraph (2) above, it may require the board of directors to convene an extraordinary general meeting of shareholders for the purpose of receiving an explanation of the circumstances connected with its resignation.

                            CHAPTER 17   INSURANCE

Article 218

(1) The Company may take out various types of insurance from the People's Insurance Company of China or other organisations permitted by applicable laws or regulations of the PRC to provide insurance coverage to the Company.

(2) The types of coverage, the insurance premium and the term of insurance shall be discussed and decided at board meetings in accordance with the recommendation of the general manager based on the practices of similar businesses in other countries and the practice and legal requirements in the PRC.

                        CHAPTER 18   LABOUR MANAGEMENT

Article 219

(1) Subject to laws, regulations and policies of the PRC and the Shanghai Municipality and as required by its operations and management, and Company shall hire and dismiss staff and workers at its own discretion and have the full right to prepare and implement its own system for remuneration and personnel management.

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(2)      The Company will establish a labour contract system and provisions relating to the employment, dismissal, resignation, remuneration, welfare benefits, rewards, discipline, punishments, labour insurance and labour discipline of the staff and workers of the Company shall be specified in the labour contract to be entered into by the Company and each individual staff member and worker of the Company.

Article 220 The Company shall have the right to dismiss any staff and workers. Staff and workers shall enjoy the freedom to resign.

Article 221 The resignation or transfer of staff and workers who have attended special training programs of the Company shall require the approval of the general manager.

Article 222 The Company shall implement the laws and regulations of the State Council, relevant labour authorities and the Shanghai Municipal Government relating to labour protection and labour insurance for the Company's retired and unemployed workers.

                     CHAPTER 19   TRADE UNION ORGANISATION

Article 223

(1) The staff and workers of the Company shall have the right to carry out trade union activities.

(2) The Company shall in each month allocate an amount equal to two per cent. (2%) of the total amount of wages paid to the staff and workers of the Company to the trade union fund. Such fund shall be used by the trade union of the Company in accordance with the measures for the Management of Trade Union Funds formulated by the All China Federation of Trade Union.

                CHAPTER 20   MERGER AND DIVISION OF THE COMPANY

Article 224 Any merger or division of the Company shall be conducted in accordance with the following procedures:

(1)      the board of directors shall draft the merger or division proposal;

(2) the resolutions shall be passed at the shareholders' general meeting in accordance with the Company Articles;

(3) all parties to the merger or division shall enter into a merger or division contract;

(4)      carry out approval procedures in accordance with the law;

(5) deal with matters relating to merger and division, such as indebtedness and debtors; and

(6)      cancel registrations or amend registrations.

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Where the Company merges or divides, the board of directors shall take all necessary actions to protect the rights and interests of the shareholders who oppose the merger or division. Shareholders who oppose the merger or division proposal have the right to request the Company or those shareholders who agree with the merger or division proposal to acquire their shares at a fair value.

The resolution relating to merger or division shall be regarded as a specialised document and shall be made available for shareholders' inspection. The documents shall be sent to the holders of foreign listed shares by mail.

Article 225 The merger of the Company may take the form of either merger by absorption or merger by establishment of a new company.

In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date when the resolution to merge is passed and shall publish notices in newspapers at least three times within thirty (30) days of the date when the resolution to merge is passed.

Article 226  When the Company is divided, its assets shall be split accordingly.

In the event of a division, the parties to the division shall execute a division agreement and prepare a balance sheet and an inventory of assets. The company shall notify its creditors within ten (10) days of the date when the resolution to divide is passed and shall publish notices in newspapers at least three times within thirty (30) days of the date when the resolution to divide is passed.

Article 227 The assets, rights and liabilities of each party to the merger or division of the Company shall be stipulated clearly in a contract.

Pursuant to the merger of the Company, the rights and liabilities of the parties to the merger shall be assumed by the merged entity or newly formed company.

The liabilities of the Company before the division shall be assumed by the company after the division in accordance with the agreement.

Article 228 When the Company merges or divides and there is a change in any registered matter, the Company shall amend the registration details with the company registration authority in accordance with laws. When the Company dissolves, the Company shall cancel its registration in accordance with laws. When a new company is established, its establishment shall be registered in accordance with laws.

              CHAPTER 21  TERMINATION AND LIQUIDATION OF THE COMPANY

Article 229 The Company shall be dissolved and liquidated in any of the following circumstances:

(1) the shareholders in general meeting have decided to dissolve the Company;

(2) the Company is required to be dissolved due to merger or division;

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(3)      the Company cannot repay its debts when due and is declared insolvent under laws;

(4) the Company is ordered to be terminated for contravention of laws and administrative regulations in accordance with the laws and administrative regulations.

Article 230 If the Company is dissolved in accordance with Article 229(1), a liquidation group shall be formed within fifteen (15) days and the members of the liquidation group shall be decided by ordinary resolutions of shareholders in general meetings. If a liquidation group is not set up within the specified time limit, the creditors of the Company may apply to the people's court to appoint designated persons to carry out the liquidation.

If the Company is dissolved in accordance with Article 229(2), the liquidation will be carried out by the parties to the merger or division in accordance with the provisions of the merger or division contract.

If the Company is dissolved in accordance with Article 229(3), the People's Court shall organise a liquidation group in accordance with laws to carry out the liquidation. The group shall consist of shareholders, relevant authorities and relevant professional personnel.

If the Company is dissolved in accordance with Article 229(4), the relevant authorities shall organise a liquidation group to carry out the liquidation. The group shall consist of shareholders, relevant authorities and relevant professional personnel.

Article 231 Where the board of directors proposes to liquidate the Company otherwise than because of a declaration of insolvency, the board shall, in the notice convening a general meeting of shareholders to consider the proposal, include a statement to the effect that, after having made a full inquiry into the affairs of the Company, the board is of the opinion that the Company will be able to pay its debts in full within 12 months after the commencement of the liquidation.

The board of directors and the general manager shall cease to function once the resolution to liquidate is passed by the shareholders in general meeting.

The liquidation group shall take instructions from the shareholders in general meeting and, not less than once each year, make a report to the shareholders of the group's receipts and payments, the business of the Company and the progress of the liquidation and shall make a final report to shareholders on completion of the liquidation.

Article 232 The liquidation group shall within ten (10) days of its establishment send notices to creditors and within sixty (60) days of its establishment publish notices in newspapers at least three times. The liquidation group shall register the creditors' rights.

Article 233 During the liquidation period, the liquidation group shall exercise the following powers:

(1) to deal with the assets of the Company and prepare a balance sheet and an inventory of assets;

(2)      to send notices to creditors or notify them by public notice;

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(3)      to deal with and liquidate relevant uncompleted business matters of the
         Company;

(4)      to pay tax liabilities;

(5)      to deal with creditors' rights and indebtedness;

(6) to deal with the residue assets after the Company's debts have been paid;

(7)      to represent the Company in any civil proceedings.

Article 234 After dealing with the Company's assets and preparing a balance sheet and an inventory of assets, the liquidation group shall formulate a liquidation plan and present it to the shareholders' general meeting or to the relevant responsible authority for confirmation.

Upon first paying the liquidation fees, the Company shall make repayments in the following order:

(1)      wages of staff and workers and labour insurance costs;

(2)      outstanding tax liabilities; and

(3)      repay the bank loans, Company's debts and other liabilities.

The residue assets after its debts have been repaid in accordance with foregoing provisions shall be divided by the shareholders of the Company in accordance with the type of shares and their shareholding proportion in the following order:

(1) where there are preferences shares, the preference shareholders shall receive the face value of the preference shares; if there are insufficient funds for the preference shares amount, the assets will be distributed in accordance with their shareholding proportion.

(2) payment shall be divided by the ordinary shareholders in accordance with their shareholdings.

During the liquidation period, the Company shall not commence any new business activities.

Article 235 Where the Company is liquidated upon dissolution, and the liquidation group after dealing with the assets of the Company and, preparing a balance sheet and an inventory of assets, finds that the assets of the Company is not sufficient to repay its debts, it shall apply to the People's Court for insolvency.

After the Company is declared insolvent by the ruling of the People's Court, the liquidation group shall transfer the liquidation matters to the People's Court.

Article 236 After the liquidation of the Company is completed, the liquidation group shall prepare liquidation report and income and expenses statements together with financial ledgers for the liquidation period and shall submit to the shareholders' general meeting or the relevant authority for confirmation after verification by accountants registered in the PRC.

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The liquidation group shall within 30 days from the date of the confirmation by the shareholders' general meeting or the relevant authority submit the abovementioned documents to the relevant company registration authorities for cancellation of the registration of the Company and publish a notice that the Company is terminated.

               CHAPTER 22      PROCEDURE FOR AMENDING THE ARTICLES

Article 237 The Company shall make amendments to these Articles in accordance with applicable laws, administrative regulations and the provisions of these Articles.

Article 238 The Company shall amend its articles of association in the following circumstances:

(1) where there has been a change in the Company Law or any relevant laws and regulations, and the Company Articles becomes inconsistent with the amended laws and regulations;

(2) where the circumstances of the Company change and become inconsistent with the existing articles of association;

(3) where it is resolved at the shareholders' meeting that the articles are to be amended.

Article 239 The following amendments to the Articles shall require the approval of the relevant government authorities:

(1)      change the name of the Company;

(2) change, expand or reduce the scope of the business operation of the Company;

(3)      alter the share trading arrangement;

(4) increase or reduce the number of the shares issued by the Company in any class;

(5) change the class of all or part of the shares of the Company, or change all or any portion of the shares of the Company;

(6)      create additional class of shares;

(7)      create or cancel convertible securities;

(8)      change the par value of the shares of the Company;

(9) alter any provisions of the Articles in respect of other matters which would require adoption of a special resolution of the shareholders.

When the Company reduces its capital and alters these Articles, the method to reduce capital shall be stipulated in the resolution which authorises the alteration of the Articles.

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The provisions of this Article are subject in all respects to any other provisions of these Articles.

Article 240 The following procedure shall be followed for the amendment of these
Articles:

(1) the board of directors shall resolve to amend these Articles in accordance with these Articles and formulate the amendments;

(2) the shareholders shall be notified of the amendments and a shareholders' meeting shall be convened to vote on the amendments;

(3) the amendment to these Articles shall be resolved by special resolution of the shareholders.

Amendments to these Articles which involve the provisions of the Mandatory Provisions shall be effective after approval by the authorised company approval authority of the State Council.

Article 241 Where the amendments to these Articles involve matters requiring registration, the Company shall amend its registration with the responsible company registration authority in accordance with the applicable laws. Where the amendments to these Articles involve matters requiring disclosure by laws and regulations, the amendments shall be announced in accordance with the applicable laws.

                               CHAPTER 23       NOTICES

Article 242 The Company shall give notice in the following ways:

(1)      personal service;

(2)      by post;

(3)      by way of announcement;

(4)      methods as provided for in the Company Articles.

Where a notice is given by way of announcement, all relevant persons will be deemed as being served when the announcement is made.

Except as otherwise provided in these Articles, any notice, information or written statement to be given by the Company to shareholders of listed foreign shares must be served to the shareholders holding registered shares by personal service or by prepaid mail to the registered address of each shareholder of listed foreign shares.

Article 243 Where the Company serves notice by personal service, the person being served shall acknowledge receipt by signing (or affixing the seal) on the receipt. The person is deemed to be served on the date of acknowledging receipt.

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Where the Company serves notice by way of announcement, the person is deemed to be served on the date the announcement is published.

Where a notice is sent by post, service of the notice shall be deemed to have been effected by properly addressing, prepaying and posting a letter containing the notice and to take effect five (5) business days after the letter containing the same is posted.

Any summons, notice, order, document, information or written statement to be served on the Company by shareholders or directors may be served by leaving it, or by sending it by registered mail addressed to the Company, at its legal address, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

Service of any summons, notice, order, document, information or written statement to be served on the Company by shareholders or directors may be proved by showing that that summons, notice, order, document, information or written statement was mailed in such time as to admit to its being delivered in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

Article 244 Meetings and resolutions passed in meetings shall not be null and void by reason of an accidental omission to notify any person who is entitled to receive notice of the meeting or if such person has not received notice of the meeting.

                        CHAPTER 24       RESOLUTION OF DISPUTES

Article 245 The Company shall comply with the following provisions in any dispute resolution:

(1) For any differences, disputes or claims arising from the rights or obligations conferred on by the Company Articles, the Company Law and other applicable laws and administrative regulations between any holder of overseas listed foreign shares and the Company, between any holder of overseas listed foreign shares and a director, supervisor, general manager or senior officer of the Company or between any holder of overseas listed foreign shares and holder of domestic shares, such differences or claims shall be referred to arbitration.

         When the abovementioned disputes or claims of rights are referred to arbitration, they shall constitute all the claims of rights and the whole dispute. All the persons who have the same dispute or claim or the persons who are required to participate in the arbitration shall abide by the arbitration proceedings if the person is the Company, a shareholder, a director, a supervisor, a general manger or a senior officer of the Company.

         Any disputes in relation to definition of shareholders or shareholders' register may not be referred to arbitration.

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(2)      The claimant may choose to arbitrate at either the China International
         Economic and Trade Arbitration Commission in accordance with its rules or the Hong Kong International Arbitration Centre in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party shall submit to the arbitral body elected by the claimant.

         If the claimant chooses to arbitrate at the Hong Kong International Arbitration Centre, any of the parties may request for the arbitration to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong Arbitration Centre.

(3) Unless otherwise provided by laws and administrative regulations, for any dispute or claim as mentioned in paragraph (1) above which is referred to arbitration, the governing law shall be the law of the PRC.

(4) The decision made by the arbitration body shall be final and conclusive and binding on all parties.

                        CHAPTER 25       SUPPLEMENTARY PROVISIONS

Article 246 These Articles are written in the Chinese and English languages and the Chinese version shall prevail if there is any inconsistency between the two versions.

Article 247 References to "above", "within", "below" are inclusive; references to "less than" and "exclude" are exclusive.

Article 248 In respect of the matters not covered by these Articles, they shall be proposed by the board and submitted to the shareholders in general meetings for resolution.

Article 249 The right to interpret these Articles shall be vested in the board of directors. The right to amend these Articles shall be vested in the shareholders in the general meeting.

Article 250 Where these Articles are inconsistent with the laws, regulations and requirements set out in other regulatory documents from time to time, such laws, regulations and requirements shall prevail.

Article 251 Any reference to a "firm of accountants" in these Articles shall mean "auditor" of the Company.

Any reference to "general manager" in these Article shall mean "manager" as defined under the Company Law.

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APPENDIX 2                                                RULES OF PROCEDURE FOR
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                          CHAPTER I GENERAL PROVISIONS

Article 1 These Rules are formulated in accordance with the laws and regulations and the rules and regulations governing the listed companies within and outside China, including Company Law of the People's Republic of China (hereinafter referred to as the "Company Law"), the Mandatory Provisions in the Articles of Association of Companies Listed Overseas, Guidelines on the Articles of Association of Listed Companies, Standards on Corporate Governance for Listed Companies, the Opinions on Standardizing the Shareholders' General Meetings of Listed Companies and etc. and with the Articles and Association of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the "Articles"), in order to protect the lawful interest of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the "Company") and its shareholders, to clearly define the responsibilities and authority of the shareholders' general meeting, to ensure the shareholders' general meeting to be conducted in a standardized, efficient and stable manner and to perform their the functions and powers thereof according to law.

Article 2 These Rules shall be applicable to shareholders' general meetings and shall have binding effect on the Company, all shareholders, proxies authorized by the shareholders, the directors, supervisors, general manager, deputy general manager, financial controller and the secretary of the board of directors of the Company and other relevant personnel who attend the shareholders' general meeting.

Article 3 Shareholders' general meetings can be classified as annual general meetings (hereinafter referred to as the "AGM") and extraordinary general meetings.

Article 4 The AGM shall be convened once every year and shall be held within six months after the end of the preceding accounting year.

Article 5 For all shareholders' general meetings convened each year, meetings other than the AGM shall be treated as extraordinary general meetings. The extraordinary general meetings shall be arranged in sequential order during the year.

Article 6 Shareholders holding different classes of shares shall be referred to as "class shareholders". Apart from holders of other classes of shares, holders of domestic shares and H shares shall be treated as holders of different classes of shares. In the event that the Company intends to change or abolish the rights enjoyed by the class shareholders, the said change or abolishment shall, in accordance with the Articles, be approved by a special resolution at the shareholders' general meeting and a class meeting for the classes of shareholders shall be convened in connection therewith. No shareholders other than the classes of shareholders shall be allowed to attend such class meeting. Class meetings for the class shareholders can be classified as class meetings for holders of domestic shares and class meetings for holders of H shares.

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Article 7 The board of directors of the Company shall strictly comply with various requirements as provided in the Company Law and other laws and regulations in respect of convening the shareholders' general meeting and shall organize the shareholders' general meeting diligently and in a timely fashion. All directors of the Company shall fulfil their fiduciary duties for properly convening shareholders' general meetings and shall not prevent the shareholders' general meeting from exercising its functions and powers according to law.

Directors attending such meetings shall undertake their responsibilities in good faith and ensure that the substance of the resolutions shall be true, accurate and complete. No representation which may easily result in misinterpretation thereof shall be used.

Article 8 A shareholder who lawfully holds shares in the Company shall have the right to attend, in person or by proxy, the shareholders' general meeting and shall enjoy various rights thereat according to the law and in accordance with these Rules, including the right to be informed, the right to speak, the right to question and the right to vote.

Shareholders and their authorized proxies shall comply with the relevant laws and regulations, the Articles and these Rules to maintain the order of the meeting conscientiously. The lawful interests of other shareholders shall not be infringed.

Article 9 The secretary of the board of directors of the Company shall be responsible for carrying out all preparatory and organization work for convening the shareholders' general meeting.

Article 10 The shareholders' general meeting shall be convened by adhering to the principles of cost-saving and simplicity. No additional benefits shall be granted to the shareholders (or their authorized proxies) attending such meeting.

  CHAPTER II      FUNCTIONS AND POWERS OF THE SHAREHOLDERS' GENERAL MEETING

Article 11 The shareholders' general meeting shall be the organ of authority of the Company. It may exercise the following functions and powers according to law:

(1) to determine the business objectives and investment plans of the Company;

(2) to elect and replace directors, and to determine matters relating to the remuneration and liability insurance of the directors;

(3) to elect and replace supervisors representing the shareholders and to determine matters relating to remuneration and liability insurance of the supervisors;

(4)      to consider and approve the reports of the board of directors;

(5)      to consider and approve the reports of the supervisory committee;

(6) to consider and approve the Company's plans for profit distribution and for making up losses;

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(7)      to consider and approve the Company's annual budgets and the final accounts;

(8) to pass resolutions relating to the increase or reduction of the Company's registered capital;

(9) to pass resolutions relating to matters including the merger, division, dissolution or liquidation etc. of the Company;

(10)     to pass resolutions on the issue of bonds of the Company;

(11) to pass resolutions on retaining or dismissing or ceasing to continue to retain the accounting firms;

(12)     to amend the articles of association;

(13) to consider motions proposed by the supervisory committee and shareholders representing more than 5% (inclusive) of the voting right of the Company;

(14) to authorize or entrust the board of directors to handle all such matters as authorized or entrusted by it;

(15) to determine any other matters of as required in accordance with the laws, administrative regulations and the Articles.

The shareholders' general meeting shall exercise its functions and powers to the extent as permitted by the Company Law. It shall not interfere with shareholders in respect of their own rights

CHAPTER III      DELEGATION OF POWERS OF THE SHAREHOLDERS' GENERAL MEETING

Article 12 Matters which, in accordance with laws, administrative regulations, rules of the relevant government authorities and provisions of the Articles of Association, fall within the scope of the authority of the shareholders' general meeting must be examined at such meeting so as to protect the decision-making power of the shareholders of the Company on such matters.

Article 13 In order to ensure and enhance the stable, healthy and efficient daily operation of the Company, the shareholders' general meeting may authorize, expressly and with restrictions, the board of directors to exercise the following functions and powers in respect of investment plans and assets disposal:

(1)      Investment:

         1. The shareholders' general meeting shall consider the medium-to long-term investment plans and the annual investment plans of the Company; it shall delegate to the board of directors the power to make an adjustment of no more than 15% on the capital expenditure amount for the current year which has been approved by the shareholders' general meeting.

                                      -76-

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     2.   For investments in individual projects (including, but not limited to, projects involving fixed assets and external equity), the shareholders' general meeting shall examine and approve any project with an investment amount which exceeds 5% of the most recent audited net assets value of the Company; it shall delegate to the board of directors the power to examine and approve any project with an investment amount no more than 5% of the most recent audited net assets value of the Company.

     3. In the event that the Company utilizes its own assets to conduct risk investments (including, but not limited to, bonds, futures and shares) in any industry which is not related to the business of the Company, the shareholders' general meeting shall examine and approve any such project with an investment amount which exceeds 2% of the most recent audited net assets value of the Company; it shall delegate to the board of directors the power to examine and approve any project with an investment amount of no more than 2% of the most recent audited net assets value of the Company.

(2)  Asset disposal:

     1. The Company shall take into the account of the following four test indicators when acquiring or selling assets: (1) the total assets ratio: is derived from dividing the total value in connection with acquiring or selling assets (as stated in the most recent audited financial report, valuation report or capital verification report) by the most recent audited total assets value of the Company; (2) the net profit (loss) ratio derived from the acquisition of assets: is derived from dividing the absolute value of the net profit or loss relating to the acquired assets (as stated in the audited financial report of the preceding year) by the absolute value of the audited net profit or loss of the Company of the preceding year; (3) the net profit (loss) ratio derived from the sale of assets: is derived from dividing the absolute value of the net profit or loss relating to the assets sold (as stated in the audited financial report of the preceding year) or the profit or loss arising from such transaction by the absolute value of the audited net profit or loss of the Company of the preceding year; (4) the transaction value ratio: is derived from dividing the transaction value of assets acquisition (taken into the account of the indebtedness, expenses and etc. assumed therefrom) by the most recent audited total net assets value of the Company.

          The shareholders' general meeting shall examine and approve any project of which any ratio as set forth above exceeds 50%; it shall delegate the board of directors the power to examine and approve any project of which any ratio as set forth above is less than 50%.

     2. In the course of disposing of fixed assets, if the sum of the estimated value of the fixed assets proposed to be disposed and the value derived from the fixed assets which have been disposed within four months prior to such disposal proposal exceeds 33% of the value of the fixed assets as shown in such balance sheet as being considered during the most recent shareholders' general meeting, the shareholders' general meeting shall examine and approve such disposal. The board of directors shall neither dispose nor agree to dispose such fixed assets without prior approval by the shareholders' general meeting.

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          For the purposes of these Rules, the term "disposal" of fixed assets includes the transfer of certain interest in the assets but excluding the usage of fixed assets for the provision of guarantee.

          The validity of any transaction by the Company in connection with the disposal of fixed assets shall not be affected by any breach of the first item of this article.

(3) In the event that any of the above investment or asset disposal constitutes a connected transaction in accordance with the regulatory requirements governing its listing venue, such matter shall be handled according to relevant requirements.

Article 14 The shareholders' general meeting may reasonably authorize the board of directors the power to determine, to the extent permitted by the shareholders' general meeting, any specific matters which are relevant to the matters being resolved and which are unable to be determined at the current shareholders' general meeting, if necessary.

CHAPTER IV    PROCEDURES TO CONVENE A SHAREHOLDERS' GENERAL MEETING

Section 1     Proposing, seeking and considering motions

Article 15 Motions put forward in a shareholders' general meeting shall be specific and shall relate to the matters which shall be discussed at a shareholders' general meeting.

Article 16 Motions are generally proposed by the board of directors to the shareholders' general meeting.

Article 17 In the event that more than two independent directors or more than one-half of the number of independent directors propose to convene an extraordinary general meeting, such directors shall be responsible to propose motions in relation thereto. In the event that the board of directors does not agree to convene the extraordinary general meeting, the relevant details shall be disclosed.

Article 18 In the course of convening an AGM, the supervisory committee, more than one-half of the number of independent directors or shareholders who, individually or jointly, hold more than 5% of the total voting shares of the Company shall have the right to propose an ex tempore motion. In the event that a shareholder who has proposed a motion objects to decision of the board of directors on excluding the motions proposed by him from the agenda of the shareholders' general meeting, such shareholder may request to convene an extraordinary general meeting in accordance with these Rules.

Article 19 In the event that the supervisory committee proposes to convene an extraordinary general meeting, it shall be responsible to propose motions in relation thereto.

Article 20 In the event that shareholders who, individually or jointly, hold more than 5% of the total voting shares of the Company propose to convene an extraordinary general meeting, they shall be responsible to propose motions in relation thereto, regardless of whether or not the meeting is convened by the board of directors.

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Article 21 Before the chairman of the board of directors issues the notice of the board of directors convening the shareholders' general meeting, the secretary of the board of directors may seek and collect motions from shareholders who individually hold more than 5% of the total voting rights of the Company (at the time when proposing to convene an AGM) or who individually hold more than 10% of the total voting rights of the Company (at the time when proposing to convene an extraordinary general meeting), the supervisors or independent directors and submit the same to the board of directors for consideration. Upon approval, such motions shall be treated as motions to be submitted to the shareholders' general meeting for consideration.

Article 22 The AGM shall at least consider the following motions:

(1) the annual report of the board of directors, including the investment plan and business strategy for the coming year;

(2)  the annual report of the supervisory committee;

(3)  the audited final accounts of the Company for the preceding year;

(4) the Company's plans for profit distribution and for making up losses of the preceding year;

(5)  retaining, dismissing or ceasing to continue to retain an accounting firm.

Article 23 Shareholders who, individually or jointly, hold more than 5% of the total voting shares of the Company have the right to propose an ex tempore motion at the shareholders' general meeting. The Board of Directors shall examine and review the motion proposed by a shareholder in accordance with the following principles:

(1) Relevance. The board of directors shall examine and review the proposed motions on the ex facie basis, that is, all motions to be submitted or served to the board of directors or the chairman of the shareholders' general meeting shall be made in writing. The content of such motions shall comply with the requirements as stipulated in the laws, administrative regulations and the Articles and fall within the scope of business of the Company and within the functions and powers of the shareholders' general meeting. Each such motion shall also have a clear topic for discussion and a specific issue for resolution. Motions which comply with the foregoing requirements shall be submitted to the shareholders' general meeting for discussion. Motions which do not comply with the foregoing requirements shall not be submitted to the shareholders' general meeting for discussion. If the board of directors decides not to submit such motions as proposed by the shareholders to the AGM for discussion, it shall explain or state the reasons thereof at the then AGM.

(2) Procedures. The board of directors may determine procedural issues relating to proposing motions. In the event that the proposed motions are voted separately or jointly, it is necessary to obtain consent of the original proposing party in relation thereto; if the proposing party does not agree with such change, the chairman of the shareholders' general meeting may request the AGM to determine the issues on the procedures relating thereto and conduct a discussion thereof in accordance with the procedures as determined by the AGM.

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Article 24 If an extraordinary general meeting or a class meeting is proposed to be convened by the supervisory committee, two or more than two shareholders who jointly hold more than 10% of the total voting shares at the proposed meeting, they may sign one copy or several copies of a written request in the same form and substance clearly specifying the topics for discussion for the meeting and at the same time submit to the board of directors a motion which complies with conditions as provided in the preceding articles of these Rules.

Article 25 A motion involving any of the following circumstances is deemed to be a change or abrogation of class rights, and the board of directors shall submit the same to a class meeting for consideration:

(1) to increase or decrease the number of shares of that class, or to increase or decrease the number of shares of a class having voting rights, distribution rights or other privileges equal or superior to those of the shares of that class;

(2) to convert all or part of a class of shares into another class, or to convert all or part of another class of shares into that class of shares, or to grant such conversion right;

(3) to cancel or reduce the rights in respect of dividends or the cumulative dividends attached to shares of that class;

(4) to reduce or cancel preferential rights to dividends or to distribution of assets in the event that the Company is liquidated;

(5) to add, cancel or reduce conversion rights, options, voting rights, transfer rights, pre-emptive rights arising from placement or the right to acquire securities of the Company attached to shares of that class;

(6) to cancel or reduce the rights to obtain payables in specific currencies from the Company attached to shares of that class;

(7) to create a new class of shares with voting rights, distribution rights or other privileges equal or superior to those of the shares of that class;

(8) to restrict the transfer or ownership rights of such class of shares or impose additional restrictions thereto;

(9) to grant the right to subscribe for, or convert into, shares of such class of shares;

(10) to increase the rights and privileges of shares of another class;

(11) to conduct the proposed restructuring of the Company in such a way that may result in the holders of different classes of shares to assuming liability disproportionately;

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(12) to amend or abrogate the provisions of Chapter 9, Special Procedures for
     Voting by a Class of Shareholders, of the Articles.

Section 2     Notice of meeting and change

Article 26 The convenor of the shareholders' general meeting shall give notice of the shareholders' general meeting. Convenors include the board of directors and shareholders who, individually or jointly, hold more than 10% of the total voting shares of the Company.

Article 27 The meeting convenor shall give notice of the shareholders' general meeting 45 days before convening the shareholders' general meeting (including the date on which the meeting is convened) to notify shareholders whose names appear in the register of shareholders of the motions proposed to be considered and the date and place of meeting.

Notice of the shareholders' general meeting shall be given to the shareholders (whether or not having the right to vote at the shareholders' general meeting) in person or by prepaid mail. The addresses of the recipients shall be subject to such addresses as shown in the register of shareholders. For holders of domestic shares, the notice of the shareholders' general meeting may also be made by way of announcement.

The term "announcement" as mentioned in the preceding paragraph shall be published in one or more than one newspapers and journals as designated by China Securities Regulatory Commission within a period of 45 to 50 days before the shareholders' general meeting is convened. Once an announcement is made, all holders of the domestic shares are deemed to have received the relevant notice of the shareholders' general meeting.

In the event that the Company fails to give notice of the shareholders' general meeting as scheduled such that the shareholders' general meeting fails to convene for any reasons within six months since the end of the preceding accounting year, it shall promptly report the same to the stock exchange(s) on which the Company's shares are listed to explain the reasons therefore and make an announcement relating thereto.

Article 28 The notice of the meeting of the class shareholders shall only be served to such shareholders who have the right to vote in the meeting of the class shareholders.

Article 29 The notice of the shareholders' general meeting shall meet the following requirements:

(1)  be made in writing;

(2)  specify the place, date and time for the meeting;

(3) set out the matters to be considered in the meeting and disclose, in full, the content of all the motions being proposed. If it is necessary to change any resolutions of the preceding shareholders' general meeting, the content of the motion proposed related thereto shall be complete, and not merely list out the

                                      -81-

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     content of the changes; for any matter which is incorporated in "any other business" but the content of which has not been specified, it shall not be treated as a motion and no voting shall be conducted in respect of such matter at the shareholders' general meeting;

(4) provide the shareholders such information and explanation as necessary for them to make informed decisions in connection with the matters to be discussed; this principle includes (but is not limited to) where the Company proposes to merge with the other, repurchase its shares, restructuring its share capital or undergo other reorganization, the specific terms and conditions of the proposed transactions must be provided in detail together with copies of the contracts related thereto, if any, and the causes and effect of the same must be properly explained;

(5) contain a disclosure of the nature and extent of the material interests of any director, supervisor, general manager or other officer in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders insofar as it is different from the effect on interests of shareholders of the same class;

(6) contain the full text of any special resolution to be proposed and approved at the meeting;

(7) contain a clear statement that a shareholder who has the right to attend and vote at the meeting shall have the right to appoint one or more than one proxies to attend and vote at the meeting on its behalf and that such proxies need not be shareholders;

(8) state the shareholding record date for shareholders who have the right to attend the shareholders' general meeting;

(9) state the date and place to serve a proxy form to appoint a proxy to vote in the meeting;

(10) state the name and contact numbers of the contact persons in connection with the meeting.

Article 30 The board of directors shall give notice of the shareholders' general meeting within 15 days after receiving a written request to convene a shareholders' general meeting from the supervisory committee which is in compliance with the requirements.

Article 31 After receiving a written request which is in compliance with the relevant requirements and which is made by shareholder(s) who, individually or jointly, hold more than 10% of the total voting shares of the Company to convene an extraordinary general meeting, the board of directors shall give notice of the shareholders' general meeting as soon as possible. Prior consent from the proposing shareholder(s) must be obtained for any change to the original motions specified therein. Once the notice is given, the board of directors shall not propose new motions and, unless obtaining prior consent from the proposing shareholder(s), shall neither change nor delay the time for convening the shareholders' general meeting.

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Article 32 In the event that the board of directors does not convene a shareholders' general meeting within 30 days after receiving a written request to convene the shareholder's general meeting made by shareholder(s) who, individually or jointly, hold more than 10% of the total voting shares of the Company, the proposing shareholder(s) may convene an extraordinary general meeting on their own within 4 months after the receipt by the board of directors of such request. In the event that the proposing shareholder(s) decide to convene such meeting on their own, they shall inform the board of directors in writing, file such written notice to the local office of CSRC and the stock exchange for the record and thereafter give notice of convening the extraordinary general meeting. In addition to the general requirements governing the notice of the shareholders' general meeting, such notice shall also be subject to the following requirements:

(1) No new item shall be added to the proposed motions. Otherwise, the proposing shareholder(s) shall resubmit to the board of directors the request to convene the shareholders' general meeting;

(2)  The meeting shall be convened at the place of domicile of the Company.

Article 33 After giving the notice of the shareholders' general meeting, the convenor shall not propose any new motion which has not been in such notice.

When the largest shareholder proposes a new motion for distribution in the shareholders' annual general meeting, he shall give notice of the motion to the board of directors ten (10) days before the annual shareholders' general meeting is held and the motion shall be announced by the board of directors. Where such ten (10) days' notice has not been given, the largest shareholder shall not propose such new motion for distribution at the annual shareholders' general meeting.

Article 34 Shareholders who intend to attend the shareholders' general meeting shall serve a written reply on attending the meeting to the Company 20 days before the meeting is convened.

The Company shall calculate the number of voting shares represented by the shareholders who intend to attend the meeting based on the written replies it has received 20 days before convening the shareholders' general meeting. In the event that the number of voting shares represented by the shareholders who intend to attend the meeting is more than one-half of the total number of the voting shares of the Company, the Company may convene the shareholders' general meeting; if not, the Company shall, within 5 days, notify the shareholders again of the matters to be considered at, and the place and date for, the meeting by way of public announcement. The Company may convene the shareholders' general meeting after such announcement.

Article 35 After giving notice of the shareholders' general meeting, the shareholders' general meeting shall be convened without undue delay. In the event that the shareholders' general meeting is required to be delayed due to special reasons, the Company shall announce the notice of the delay at least 5 working days before the date originally scheduled for convening the shareholders' general meeting.

Article 36 Notwithstanding a delay of the shareholders' general meeting of the Company, the shareholding record date, as set out in the original notice, for the shareholders who have the right to attend the shareholders' general meeting shall not be changed.

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Article 37 The Company shall, in accordance with the requirements stipulated by the Shanghai Stock Exchange, post all information relating to the shareholders' general meeting on the website of the Shanghai Stock Exchange at least 5 working days before convening such meeting.

Section 3    Registration of the meeting

Article 38 Shareholders may attend the shareholders' general meeting in person or appoint a proxy to attend and vote on their behalf. Directors, supervisors, secretary of the board of directors and the PRC legal counsel retained by the Company shall attend such meeting. Other officers of the Company and other persons being invited by the board of directors may also attend such meeting.

In order to ensure the solemnity and proper order of the shareholders' general meeting, the Company shall have the right to refuse persons other than those as set out in the preceding paragraph entry into the meeting venue.

Article 39 The Company shall be responsible for preparing an attendance register, which shall be signed by the persons who attend the meeting. The attendance register shall contain the names of the people (and/or the entity) who (or which) attend the meeting, their identity card numbers, residential addresses, information to confirm the identity of the each of the shareholders (such as the shareholder's account number), the number of voting shares held or represented, the name of the proxy (or the name of the entity which acts as the proxy) and etc.

Article 40 Contents subject to be registered by the shareholders or proxies who attend the shareholders' general meeting include:

(1)  confirmation of the identities of the shareholders or their proxies;

(2) the requests to speak together with a description of the content of the speeches, if any;

(3) the number of votes which the shareholders or their proxies may exercise in accordance with the number of shares they held/represented;

(4)  new motions, if any.

Article 41 If a natural person shareholder attends the meeting in person, he shall present his identity card and provide materials that enable the Company to confirm his status as a shareholder; if he appoints a proxy to attend the meeting, such proxy shall present his identity card, the proxy form signed by the principal, and provide materials that enable the Company to confirm the principal's status as a shareholder.

Article 42 A legal person shareholder shall attend the meeting via its legal representative or a proxy authorized by the legal representative/board of directors/other decision-making authority. In the event of attending the meeting via its legal representative, he shall present his identity card, valid proof evidencing his qualification as legal representative, and provide materials that enable the Company to confirm its status as a

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legal person shareholder. In the event of attending the meeting via a proxy authorized by the shareholder, such proxy shall present his identity card, a written proxy form issued according to law by the legal representative/board of directors/other decision-making authority of the principal or a notarised copy of the authorization resolved by the board of directors or other competent authority of the legal person shareholder, and provide materials that enable the Company to confirm its status as a legal person shareholder.

Article 43 Shareholders shall appoint their proxies in writing. The content of such written proxy form shall state the following:

(1)      name of the proxy;

(2) the number of shares represented by the relevant proxy on behalf of the principal;

(3)      whether or not the proxy has the right to vote;

(4) instruction to vote "for", "against" or "abstention" in respect of each matter on the agenda of the shareholders' general meeting;

(5) whether or not the proxy has the right to vote in connection with the ex tempore motions which may be put on the agenda of the shareholders' general meeting and, if so, specific instructions on how to exercise such voting right;

(6)      the date of signing and the term for such proxy form;

(7) signature (or seal) of the principal or its proxy who is appointed in writing and, where the principal is a legal person, the official stamp of such legal person together with the signature of its director or its duly appointed agent.

The proxy form shall expressly state that the proxy entrusted by the shareholders may cast vote at its own discretion in the absence of any specific instruction from the shareholder.

Article 44 The proxy form shall be lodged at the place of domicile or such place as specified in the notice of convening the meeting at least 24 hours before convening the meeting for which votes will be cast under the proxy form or 24 hours before the specified voting time. In the event that such proxy form is caused to be signed under an power of attorney issued by the principal, such power of attorney or other authorization documents related thereto shall be notarised. The notarised power of attorney and authorization documents together with the proxy form shall be lodged at place of domicile or other place as specified in the notice of convening the meeting.

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Article 45  Shareholders attending the shareholders' general meeting shall be registered. The following documents shall be provided respectively for the purposes shareholders' registration at the meeting:

(1) Natural person shareholders: their identity cards and provide materials that enable the Company to confirm his status as a shareholder shall be presented; in case of attending the meeting by proxies, such proxies shall present their identity cards, the proxy forms, and provide materials that enable the Company to confirm the principal's status as a shareholder.

(2) Legal person shareholders: their identity cards together with the valid proofs evidencing their qualification to act as legal representatives, and provide materials that enable the Company to confirm its status as a legal person shareholder; in case of attending the meeting by proxies, such proxies shall present their identity cards, proxy forms issued by the legal representatives of the legal person shareholders according to law or notarised copies of the authorization resolved by the board of directors or other decision-making bodies of the legal person shareholders, and provide materials that enable the Company to confirm its status as a legal person shareholder.

Article 46 In the event that a shareholder or its proxy requests to speak at the shareholders' general meeting, it shall register with the Company before convening the shareholders' general meeting. The number of persons registered to speak at the meeting shall be limited to 10. In the event that there are more than 10 speakers, the first ten shareholders with the largest shareholdings shall have the right to speak. The priority to speak shall be arranged according to the shareholdings in such a way that shareholder with the largest shareholding shall have the first priority.

Article 47 In the event of convening a shareholders' general meeting, the supervisors, more than one-half of the number of independent directors and shareholders who, individually or jointly, possess more than 5% of the total voting shares of the Company may propose new motions with the Company for registration. The chairman of the meeting may, in accordance with Article 23 hereof, determine whether or not to put such newly proposed motions as proposed by the shareholders on the meeting agenda.

In the event of convening an extraordinary general meeting, the Company shall not accept registration of the new motions and the chairman of the meeting shall not add such new motions into the meeting agenda.

Section 4     Convening the meeting

Article 48 The chairman of the board of directors shall preside over, and act as chairman of, the shareholders' general meeting; if for any reason the chairman of the board of directors is unable to attend the meeting, the vice chairman of the board of directors shall become the chairman of the meeting.

In the event that both the chairman and the vice chairman of the board of directors are unable to attend the meeting and the chairman has not appointed any other director as chairman of the meeting, the board of directors may appoint a director of the Company to become the chairman of the meeting; in the event that the board of

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directors has not appointed the chairman of the meeting, shareholders attending the meeting may elect one person among them to become the chairman of the meeting; in the event that shareholders are for any reason unable to elect a chairman, the shareholder who attends the meeting with the highest number of voting shares (including his proxy) shall then become the chairman of the meeting.

Article 49 Where shareholders individually or jointly holding more than 10% of the Company's voting shares of their own motion decide to convene an extraordinary general meeting, the board of directors and secretary to the board of directors shall earnestly perform their duties. Directors and supervisors shall attend the meeting, and the secretary to the board of directors must attend the meeting to ensure the meeting is held in proper order. The meeting shall be presided over by the Chairman, who shall also act as the chairman of the meeting. If the Chairman is unable to attend the meeting for any reason, the Vice Chairman shall act as the chairman of the meeting. If both the Chairman and Vice Chairman are unable to attend the meeting and the Chairman has not designated a person to act as chairman of the meeting, the board of directors may designate a director of the Company to so act. If the board of directors is unable to designate a director to chair the shareholders' general meeting, the proposing shareholder shall take the chair after filing a report with the branch of the securities regulatory authority of the State Council of the locality of the Company.

Article 50 The chairman of the meeting may, being aware that all persons attending the meeting are in compliance with the legal requirements and that the registration on new motions and shareholders' request to speak are completed, declare the meeting to convene at the time as scheduled in the notice, or at a later time in the event of any of the following circumstances:

(1) when the equipment placed at the meeting venue is out of order such that the meeting cannot proceed as usual;

(2) when any matters of material importance take place affecting the proceeding of the meeting.

Article 51 After the chairman of the meeting has declared the meeting officially open, he shall first announce that the number of shareholders attending the meeting and the number of shares represented by such shareholders are in compliance with the legal requirements. Thereafter, he shall read out the agenda as set out in the notice and inquire whether or not the shareholders attending the meeting have any objection to the voting order for the motions. If the meeting convened is an AGM, the chairman of the meeting shall also inquire whether or not the supervisory committee, more than one-half of the number of independent directors or shareholders who, individually or jointly, hold more than 5% of the total voting shares of the Company need to submit new motions. In the event that a shareholder submits a new motion, the chairman of the meeting shall decide whether or not to accept such motion in accordance with Article 23 hereof.

In the event that the board of directors or the chairman of the meeting determines not to put such motions as proposed by the supervisory committee or the shareholders on the agenda of the AGM, an explanation or description relating thereto shall be given during such AGM.

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At an extraordinary general meeting, no person shall have the right to request consideration of any new motion which has not been contained in the notice of the shareholders' general meeting.

Article 52 After the chairman of the meeting finishes his inquiries on the meeting agenda, he may start to read the motions or authorise a person to read them out and, when necessary, make an explanation on the motions in accordance with the following requirements:

(1) in the event that the motion is proposed by the board of directors, the chairman of the board of directors or other persons entrusted by him shall make an explanation in relation thereto;

(2) in the event that the motion is proposed by the supervisory committee or shareholders who, individually or jointly, hold more than 5% of the total voting shares of the Company, the said person or its legal representative or a proxy who is lawfully and validly authorized by a shareholder shall give an explanation in relation thereto.

Article 53 Motions which are included on the meeting agenda shall be considered before voting. Each motion shall be given a reasonable time for discussion during the shareholders' general meeting. The chairman of the meeting shall orally inquire whether shareholders attending the meeting have finished considering such motions. In the event that the shareholders attending the meeting have no objection in connection therewith, consideration of the motions shall be deemed completed.

Article 54 No shareholder shall speak more than twice without the consent from the chairman of the meeting. He may not speak for more than 5 minutes for the first time and 3 minutes for the second time.

A shareholder requesting to speak shall not interrupt a person from presenting his report or interrupt other shareholders from making their speech.

Article 55 Shareholders may query the Company during the shareholders' general meeting. The chairman of the meeting shall direct the directors or supervisors to respond to or provide explanations in connection with queries raised by shareholders, except questions relating to the commercial secrets of the Company which shall not be disclosed during the shareholders' general meeting.

Section 5       Voting and resolutions

Article 56 Shareholders' general meetings shall pass resolutions on specific motions.

Article 57 Matters not covered in the notice of an extraordinary shareholders' general meeting shall not be resolved upon at the meeting, In the course of considering the content of the motions as set out in the notice of extraordinary general meeting, no alteration shall be made to motions relating to the following issues:

(1)      an increase or reduction of the registered capital;

(2)      the issuance of corporate bonds;

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(3)      division, merger, dissolution or liquidation of the Company;

(4)      amendments to the Articles of Association;

(5)      plans for profit distribution and for making up losses of the Company;

(6) appointment or removal of the members of the board of directors and supervisory committee;

(7)      changes in the use of proceeds from share offerings;

(8) connected transactions which are subject to be considered during the shareholders' general meeting;

(9) matters relating to the acquisition or sale of assets which are subject to be considered during the shareholders' general meeting;

(10)     dismissal of the accounting firm.

Any change of the foregoing shall be deemed to be a new motion, which shall not be voted at the then shareholders' general meeting.

The shareholders' general meeting shall vote on all motions that are put on the agenda one-by-one. Voting of the same shall neither be put on hold nor be refused for any reason. In the event that different motions are proposed for the same matters, voting on such motions shall be conducted based on the order of the time of proposing such motions to the shareholders' general meeting.

Article 58 The chairman of the meeting is obliged to demand a poll on the motions at the shareholders' general meeting (by open ballot).

Unless a poll is demanded by the chairman of the shareholders' general meeting, at least 2 shareholders or proxies having the right to vote, or one or more shareholders (including the proxies thereof) individually or jointly holding more than 5% of the total voting shares of the Company, voting in the shareholders' general meeting shall be conducted by a show of hands.

Each shareholder or its proxy shall exercise its voting right on the basis of the number of the voting shares represented. Except for voting on the motions in connection with the election of directors, which shall be conducted by way of cumulative voting, in accordance with the Articles, each share shall have the right to one vote.

Article 59 The cumulative voting method shall be adopted for voting on motions in connection with the election of directors at the shareholders' general meeting in accordance with the Articles. The main contents of the cumulative voting system are as follows:

(1) The cumulative voting method must be adopted where the number of directors to be elected are more than two;

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(2)      When the cumulative voting method is adopted, each of the shares held by a shareholder shall carry the same voting right as to the number of directors to be elected;

(3) The notice of the shareholders' general meeting shall notify shareholders of the adoption of the cumulative voting method for electing directors. The meeting convenor must prepare such ballot papers as are suitable for carrying out the cumulative voting method and specify and explain, in writing, the method for casting cumulative votes, completing the ballot paper and calculating the votes;

(4) When voting on directors candidates at a shareholders' general meeting, a shareholder may exercise his voting right by spreading his votes evenly and for each of the directors candidates casting the number of votes corresponding to the number of shares he holds; or he may exercise the voting rights in a way to concentrate his votes on a particular director candidate by casting the total number of votes carried by all of his shares while the number of voting rights carried by each of his shares is the same as the number of directors to be elected; or he may spread his votes over several candidates and cast for each of them part of the total number of votes carried by the shares he holds while the number of voting rights carried by each of his shares is the same as the number of directors to be elected;

(5) Once a shareholder exercises his voting right by focusing his votes on one director or several directors while the number of voting rights carried by each of his shares is the same as the number of directors to be elected, he shall have no right to vote on other directors' candidates;

(6) In the event that the total number of the votes cast by a shareholder on one or several directors exceeds the voting right represented by total number of shares he holds, the votes cast by such shareholder shall be invalid and he is deemed to abstain from voting; in the event that the total number of the votes cast by a shareholder on one or several directors is less than the voting rights represented by the total number of shares he held, the votes cast by such shareholder shall still be valid and the voting rights attached to the shortfall between the votes actually cast and the votes which such shareholder is entitled to cast shall be deemed to have been waived by him;

(7) In the event that the number of affirmative votes received by a director candidate exceeds one-half of the total number of shares with voting rights represented by the shareholders attending the shareholders' general meeting (on the basis of the total number of shares if cumulative voting is not adopted) and the number of affirmative votes exceeds the number of opposing votes, such candidate shall be the elected candidate. In the event that the number of the elected candidates exceeds the number of directors required to be elected in the shareholders' general meeting, the candidate who wins the largest number of affirmative votes shall be the elected candidate (provided that in cases where elected candidates receiving affirmative votes win the same number of affirmative votes such that the number of candidates elected would exceed the number of directors required to be elected, then such candidates shall be treated as having not been elected); in the event that the number of elected candidates is less than the number of directors required to be elected, a new round of voting shall be held for the remaining vacancies until the election of all the directors required to be elected is completed;

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(8)      Where the general meeting holds a new round of election for directors in accordance with the requirements set out in paragraph (7) above, the cumulative votes of the shareholders shall be re-calculated based on the number of directors elected in each round of election.

Article 60 In considering the motions in connection with the election of directors or supervisors at a shareholders' general meeting, voting shall be conducted on each of the candidates for director or supervisor one by one.

Article 61 Resolutions of the shareholders' general meeting shall be classified as ordinary resolutions and special resolutions.

(1)      Ordinary resolutions

         1. An ordinary resolution at a shareholders' general meeting shall be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies authorized by the shareholders) attending the meeting.

         2. The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

                  (i) working reports of the board of directors and the supervisory committee;

                  (ii) plans for profit distribution and recovery of losses prepared by the board of directors;

                  (iii) matters relating to methods of appointment and removal of the members of the board of directors and the supervisory committee, their remuneration, payment methods and liability insurance;

                  (iv) the annual budget, balance sheet, profit and loss statements and other financial statements of the Company;

                  (v)      annual reports of the Company;

                  (vi) matters other than those required by law, administrative regulations or the Articles to be adopted by special resolutions.

(2)      Special resolutions

         1. A special resolution at a shareholders' general meeting shall be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies authorized by the shareholders) attending the meeting.

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         2.       The following matters shall be resolved by a special
                  resolution at a shareholders' general meeting:

                  (i) an increase of reduction of the share capital of the Company and the issue of any class of shares, warrants and other similar securities;

                  (ii)     issuance of corporate bonds;

                  (iii) division, merger, dissolution or liquidation of the Company;

                  (iv)     amendment to the Articles of Association;

                  (v) any other matter, being considered at a shareholders' general meeting by way of an ordinary resolution, which may have a material impact on the Company and which is necessary to be adopted by a special resolution.

Article 62 Affected class shareholders shall have the right to vote on matters involving sub-paragraphs (2) to (8) and (11) to (12) of Article 25 hereof, regardless of whether or not they originally have the right to vote at the class meeting for class shareholders; provided that interested shareholders shall not have any right to vote at the class meeting for the class shareholders.

The term "interested shareholders" mentioned in the preceding paragraph shall mean:

(1) In the event that the Company repurchases its own shares by way of a general offer to all shareholders in proportion to their respective shareholdings or through a public dealing on a stock exchange in accordance with Article 29 of the Articles, "interested shareholders" means such controlling shareholders as defined in Article 56 of the Articles;

(2) In the event that the Company repurchases its own shares by a off-market agreement in accordance with Article 29 of the Articles, "interested shareholders" means the shareholders to whom such agreement relates;

(3) Under the proposed restructuring of a Company, "interested shareholders" means the shareholders who assume the liability thereof in a proportion less than that assumed by other holders of the same class of shares or who have a different interest to other holders of the same class of shares.

Article 63 A resolution of the class shareholders at a class meeting shall be passed by votes representing more than two-thirds of the voting rights represented by the shareholders attending the class meeting in accordance with the preceding article.

The special procedures for voting by class shareholders shall not apply to the following circumstances: where upon approval by a special resolution at a shareholders' general meeting, the Company issues, either separately or simultaneously, once every 12 months domestic shares and overseas-listed foreign-invested shares not exceeding 20% of their respective issued and outstanding shares.

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Article 64  In the course of considering matters relating to the connected transactions at a shareholders' general meeting, the connected shareholders shall abstain from voting. The voting rights represented by the number of shares of such shareholders shall be excluded from the total number of valid votes. The voting result of the non-connected shareholders shall be fully disclosed in the announcement of the resolution of the shareholders' general meeting.

Article 65 Shareholders shall, as required, carefully complete the ballot papers and put such ballot papers into a ballot box. Any ballot paper which is left blank or is not duly completed or the handwriting thereon is found to be illegible or which is not cast shall deemed to be an abstention of voting by the shareholder and the votes represented thereon shall not be counted in the total number of valid votes.

Article 66 Before a poll begins, shareholders attending the meeting shall elect among themselves at least one supervisor and two shareholders' representatives to act as the counting officers. Votes shall be counted on the spot and the counting officers shall sign on the statistical information relating thereto.

When the number of votes in favour of and against the resolution are equally divided, the chairman of the meeting shall have the right to cast an additional vote.

Article 67 The chairman of the meeting shall be responsible for deciding whether or not a resolution is passed by the shareholders' general meeting according to the results of the poll. The chairman's decision shall be final and shall be announced at the meeting and recorded in the minutes.

Article 68 Minutes shall be recorded of shareholders' general meetings and shall be signed by the directors present and the officer taking the minutes. In the event that no director is present at such meeting, then the shareholder or the proxy authorized by the shareholder who chairs the meeting together with the officer taking the minutes shall sign the minutes. The minutes shall contain the following contents:

(1) the number of voting shares represented by the shareholders attending the general meeting, and the proportion this represents of the total number of shares of the Company;

(2)      the date and place of the meeting;

(3)      the name of the chairman of the meeting and the agenda of the meeting;

(4) highlights of the matters considered which are proposed by the persons who speak at the meeting;

(5)      the results of the poll for each matter resolved;

(6) details of the inquiries, opinions and recommendations of the shareholders and the responses or explanations. from the directors and supervisors;

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(7)      other matters which according to the opinions of the shareholdings'
         general meeting and the provisions of the Articles shall be recorded in the minutes.

Article 69 The board of directors of the Company shall retain, according to law, a legal counsel who is qualified to engage in the securities industry to attend the shareholders' general meeting and to advise the Company on the following issues which shall be incorporated into the shareholders' resolutions for announcement:

(1) whether or not the procedures for convening and holding a shareholders' general meeting comply with the requirements of the laws and regulations and the Articles;

(2) verification of the legality and validity of the eligibility of persons attending the meeting;

(3) verification of the eligibility of the shareholders who propose new motions at the AGM;

(4) whether or not the voting procedures for the shareholders' general meeting are lawful and valid;

(5) issuance of any legal opinions on other relevant issues at the request of the Company.

For an extraordinary general meeting chaired by the proposing shareholder, such proposing shareholder shall, according to law, retain a lawyer to issue the attested legal opinion as provided in the preceding paragraphs. The procedures for convening the said meeting shall also comply with the relevant requirements of the laws and regulations and these Rules.

Section 6       Adjournment of meeting

Article 70 The board of directors of the Company shall ensure that the shareholders' general meeting is held continuously within a reasonable office hours until reaching the final resolutions.

Article 71 If, in the course of the meeting, disputes arising out of the identity of any shareholder or the results of the calculation of the votes and so on cannot be resolved on site in such a way that the order of the meeting is affected and the meeting cannot proceed as usual, the chairman shall declare an adjournment of the meeting.

If the foregoing circumstances cease to exist, the chairman of the meeting shall notify the shareholders of the resumption of the meeting as soon as possible.

Article 72 In the event that the shareholders' general meeting has been adjourned for more than one working day due to event of force majeure or other unforeseeable reasons such that the meeting fails to convene as usual or fails to reach any resolution, the board of directors of the Company shall explain to the stock exchange the reasons and make an announcement. The board of directors of the Company is obliged to take necessary measures to resume the shareholders' general meeting as soon as possible.

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Section 7    Post-meeting issues and announcement

Article 73 The secretary of the board of directors shall be responsible for submitting the relevant materials including minutes and resolutions to the relevant regulatory authorities and making an announcement in the designated media in accordance with the relevant laws and regulations and as required by China Securities Regulatory Commission and the stock exchanges upon which the shares of the Company are listed.

Article 74 The number of shareholders (or their authorized proxies) attending the meeting, ratio of the number of shares held by such shareholders (or represented by such proxies) to the total number of voting shares of the Company, the voting method and the results of the polls for every motion shall be stated clearly in the announcement of the resolutions of the shareholders' general meeting. For resolutions of a motion proposed by a shareholder, the name and the shareholding of the proposing shareholder together with the contents of the motion shall be specified. In the event that a motion proposed by a shareholder has not been included in the agenda of the AGM, an announcement on the content of the motion and a statement made by the board of directors and the chairman of the meeting during the AGM shall be made together with the resolutions of the shareholders' general meeting.

In the event that the board of the directors or the chairman of the meeting decides not to include the motion proposed by the supervisory committee or the independent directors or the shareholders into the agenda of the AGM, the board of directors or the chairman of the meeting shall explain and specify the reasons during the AGM. The content of such motion and the statement made by the board of directors or the chairman of the meeting shall, together with the resolutions of the shareholders' general meeting, be announced after the shareholders' general meeting.

In the event that a motion in connection with the meeting has not been adopted or the resolutions of the preceding shareholders' general meeting have been changed at the current shareholders' general meeting, the board of directors shall specify the same in the announcement of the resolutions of the shareholders' general meeting.

The announcement of the resolutions of the shareholders' general meeting shall be published in the designated newspapers and on the Company's website.

Article 75 The secretary of the board of directors shall be responsible for keeping written materials, including the register of the attendees of the meeting, the proxy forms, statistical information relating to the voting, legal opinion issued by the lawyer, announcement of resolutions and etc.

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                       CHAPTER V  SUPPLEMENTARY PROVISIONS

Article 76 These rules shall become effective after being adopted by the shareholders' general meeting.

Article 77 Any modification to these Rules shall be made by way of amendments proposed by the board of directors and submitted to the shareholders' general meeting for approval.

Article 78 The board of directors shall be responsible for the interpretation of these Rules.

Article 79 In the event that any matter not covered herein contradicts the requirements of laws, administrative regulations, other relevant regulatory documents as promulgated from time to time and the Articles, such laws, administrative regulations, other relevant regulatory documents and the Articles shall prevail.

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                          CHAPTER I  GENERAL PROVISIONS

Article 1 In order to ensure that the board of directors (hereinafter referred to as the "Board") of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the "Company") fulfils its duties and responsibilities conferred by the shareholders as a whole and is able to carry out discussions efficiently and make resolutions in a scientific, prompt and prudential manner and in order to standardize the operating procedures of the Board, these Rules are formulated in accordance with the laws, rules and regulations governing the listed companies within and outside China, including Company Law of the People's Republic of China, the Mandatory Provisions for Articles of Association of Companies Listed Overseas, the Guidelines on the Articles of Association of Listed Companies, the Standards on Corporate Governance for Listed Companies, the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, and the Articles and Association of the Company (hereinafter referred to as the "Articles").

            CHAPTER II   COMPOSITION OF THE BOARD OF DIRECTORS AND ITS
                         SUBORDINATE OFFICES

Article 2 The Board shall consist of up to 19 directors, including one chairman and one or two vice-chairmen.

The Board shall appoint one or more directors as executive director. The executive director committee shall handle the matters as delegated to them by the Board.

Article 3 The Board shall establish strategy, audit, nomination, remuneration, evaluation and other special committees. These special committees shall consider specific matters and give their opinions and proposals for the Board's reference when the Board make decisions.

Any of these special committees shall comprise directors only and the majority of their members shall be independent directors. The members of the audit committee shall be selected from non-executive directors and the majority of them shall be independent directors, at least one of which shall be an accounting professional.

Article 4 Each of these special committees under the Board shall formulate its own detailed work rules which shall come into effect upon approval by the Board.

CHAPTER III   FUNCTIONS, POWERS AND AUTHORITY OF THE BOARD OF DIRECTORS

Article 5 The Board shall be responsible to the shareholders' general meeting and exercise the following functions and powers:

(1) to be responsible for convening shareholders' general meetings and report on its work to the shareholders' general meetings;

(2)  to implement the resolutions passed at the shareholders' general meetings;

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(3)  to determine the Company's business plans and investment plans;

(4)  to prepare the Company's annual preliminary and final financial budgets;

(5)  to prepare the Company's profit distribution and loss recovery plans;

(6) to prepare the Company's financial policies, Company's registered capital increase or decrease plans, and schemes for issue and listing of the Company's bonds and securities of any kind (including but not limited to the Company's debentures) or repurchase of the Company's shares;

(7) to draw up schemes for the Company's major acquisition or disposal and schemes for merger, division or dissolution;

(8) to determine Company's risk investment and securities (including mortgage of assets) according to the authority conferred by the shareholders' general meeting;

(9)  to decide the establishment of the Company's internal management bodies;

(10) to appoint or remove the Company's general manager; appoint or remove the Company's deputy general managers and chief financial officer according to the nomination by the general manager; appoint or remove the secretary of the Board; and determine their remuneration;

(11) to appoint or replace the members of the board of directors and the supervisory committee of the Company's wholly-owned subsidiaries; appoint, replace or recommend shareholder's proxies, directors (candidates) and supervisors (candidates) of the subsidiaries controlled or participated in by the Company by shareholding;

(12) to determine the establishment of the Company's branches;

(13) to prepare proposals for any amendment to the Articles;

(14) to formulate the Company's basic management rules and regulations;

(15) to manage the disclosure of information of the Company;

(16) to propose at the shareholders' general meeting to engage or replace the accounting firm which undertakes auditing work of the Company;

(17) to listen to the work report of the Company's general manager and inspect the work of the general manager;

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(18) to make decisions about major matters and administrative affairs other than those which should be decided by the Company's general meeting in accordance with laws, administrative regulations and the Articles, and executing other important agreements;

(19) other functions and powers stipulated by laws, administrative regulations or the Articles and granted by the shareholders' general meeting.

Article 6 Necessary conditions for the performance of duties by the Board:

The general manager shall provide all directors with necessary information and data so that the Board can make its decisions in a scientific, rapid and prudential manner. A proper introduction related to the Company's affairs shall be given to the newly-appointed directors.

A director may request the general manager or, through the general manager, the relevant department of the Company to provide information and explanations necessary for them to make decisions in a scientific, rapid and prudential manner. The Company shall note in particular that the Company must take steps to answer the questions of non-executive directors, if any, as soon and completely as possible.

Any independent director may engage independent institutions to provide independent opinions as the basis of their decision if they consider necessary. The Company shall arrange the engagement of such independent institutions and bear the expenses incurred therefrom.

Article 7 The board of directors shall examine and resolve on the matters which the board of directors is required by laws, administrative rules, regulations of the competent government department(s) and the Articles of Association to submit to the shareholders in general meetings for determination (including matters proposed by two or more than half of the independent directors).

The board of directors shall examine the provisional motions put forward by shareholders individually or jointly holding more than 5% of the Company's voting shares at the shareholders' annual general meeting (the "AGM") according to the standard of "relevance" as set out in the Rules of Procedure for Shareholders' General Meetings, and to decide whether to submit the provisional motions to the AGM for examination.

Article 8 In order to ensure and improve the soundness and efficiency of the day-to-day operation of the Company, the Board may, pursuant to the provisions of the Articles and the authority conferred by the shareholders' general meeting, delegate explicitly and with limitations the executive director committee and general manager to exercise their functions and powers to decide investment plans and asset disposal, formulate the Company's financial strategies and determine the management structure.

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Article 9   The powers and authorities of the Board regarding investments shall be as follows:

(1) The Board shall be responsible for examining the Company's medium- to long-term investment plans and submitting them to the shareholders' general meeting for approval;

(2) The Board shall be responsible for examining the Company's annual investment plans and submitting them to the shareholders' general meeting for approval. The Board may adjust the capital expenditure amount for the current year within 15% and may delegate the executive directors committee to adjust the capital expenditure amount of the current year within 8%;

(3) Individual investment projects (including but not limited to projects involving fixed assets and external equity) shall be examined and approved by the Board where the investment amount is not more than 5% of the Company's latest audited net asset value. The Board may, within the scope of its authority, delegate to the executive directors committee the authority to examine and approve any project with an investment amount less than RMB 50,000,000 and delegate the general manager to examine and approve any project less than RMB 5,000,000;

(4) In the event that the Company utilizes its own assets to conduct risk investments (including, but not limited to, bonds, futures and shares) in any industry which is not related to the business of the Company, the Board shall examine and approve any such individual investment with an investment amount not more than 1% of the latest audited net assets value of the Company. The Board may, within the scope of its authority, delegate to the executive directors committee the authority to examine and approve any risk investment project less than RMB 50,000,000 and delegate to the authority general manager to examine and approve any risk investment project less than RMB 5,000,000.

Article 10  Power and authority of the Board in relation to assets disposals

(1) The Company shall calculate the following four test indicators when acquiring or selling assets: (i) the total assets ratio: is derived from dividing the total value of acquired or sold assets (as stated in the latest audited financial report, valuation report or capital verification report) by the latest audited total assets value of the Company; (ii) the ratio of net profit (loss) derived from the acquisition: is derived from dividing the absolute value of the net profit or loss relating to the acquired assets (as stated in the audited financial report of the preceding year) by the absolute value of the audited net profit or loss of the Company of the last year; (iii) the ratio of net profit (loss) derived from the sale: is derived from dividing the absolute value of the net profit or loss relating to the assets sold (as stated in the audited financial report of the last year) or the profit or loss arising from such transaction by the absolute value of the audited net profit or loss of the Company of the last year; (iv) the transaction value ratio: is derived from dividing the transaction value of assets acquisition (taken into the account of the indebtedness, expenses, etc. incurred therefrom) by the latest audited total net assets value of the Company.

     The Board shall examine and approve any project of which any ratio as set forth above is less than 50% and may, within the scope of its authority, authorize the executive director committee to examine and approve any project of which any ratio as set forth above is less than 50% and authorize the general manager to examine and approve any project of which any ratio as set forth above is less than 10%.

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(2)  In the course of disposing of the fixed assets, if the sum of the estimated value of the fixed assets proposed to be disposed of and the value derived from the fixed assets which have been disposed of within four months prior to such proposed disposal does not exceed 33% of the value of the fixed assets as shown in such balance sheet most recently tabled before the shareholders' general meeting, the Board shall be entitled to make the relevant decisions.

Article 11 Power and authority of the Board in relation to debts:

(1) According to the annual investment plan approved by the shareholder's general meeting, the Board shall consider the amount of long-term loans for the current year and may authorize the executive directors committee to adjust the amount of long-term loans for the year approved by the Board within 10%.

(2) Within the total amount of the loans for working capital for the current year approved by the Board, the Board may authorize the executive directors committee to examine and approve any short-term loan contract for working capital with an amount of individual loan more than RMB 50,000,000 and may authorize the general manager to examine and approve any short-term loan contract for working capital with an amount of individual loan less than RMB 50,000,000.

Article 12 If different standards of approval mentioned above are applicable to the above investment, asset disposal, loan matters and involve more than two or more approval bodies, approval applications shall be submitted to the highest approval body.

If the above investment, asset disposal and loan matters constitute connected transactions according to the regulatory stipulations of the places where the Company is listed, the relevant matters shall be dealt with according to the relevant stipulations.

Article 13 Power and authority of the Board in relation to management structures and personnel:

The Board shall authorize the executive directors committee to make decisions about the establishment of the Company's internal management structure of the Company, establishment of branch entities, appointment and replacement of the members of the board of directors and supervisory committee of the Company's wholly-owned subsidiaries, and appointment, replacement or nomination of shareholders' representatives, director candidates and supervisor candidates of subsidiaries controlled or invested in by the Company.

                 CHAPTER IV  SECRETARY OF THE BOARD OF DIRECTORS

Article 14 The Company shall have one secretary of the board of directors. The main duty of the secretary of the board of directors is to promote and improve the Company's corporate governance standards and properly deal with the matters regarding disclosure of information.

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Article 15 The main duties of the secretary of the Board include:

(1) organizing and arranging for the meetings of the Board and shareholders' general meetings, preparing meeting materials, handling relevant meeting affairs, responsible for keeping minutes of the meetings and ensuring their accuracy and completeness, keeping meeting documents and minutes and taking initiative to keep abreast of the implementation of relevant resolutions. Any important issues occurring during the implementation shall be reported and relevant proposals shall be put forward to the Board.

(2) ensuring the material matters decided by the Board of the Company to be carried out strictly in accordance with the procedures as stipulated; at request of the Board, participating in the organization of consultation on and analysis of the matters to be decided by the Board and raise relevant opinions and suggestions; handling the day-to-day affairs of the Board and the its committees as authorised.

(3) as the contact person of the Company with the securities regulatory authorities, responsible for organizing preparation and prompt submission of the documents required by the regulatory authorities, responsible for accepting tasks assigned by the regulatory authorities and organizing their implementation, and ensuring the Company to prepare and submit the reports and documents required by the competent authorities in accordance with the law.

(4) responsible for co-ordinating and organizing the Company's disclosure of information, establishing and perfecting the information disclosure system, participating in all of the Company's meetings involving the disclosure of information, and being aware of the Company's material operation decisions and related information in a timely manner.

(5) responsible for keeping the Company's price-sensitive information confidential and working out effectual and practical confidentiality system and measures; where there is any disclosure of the Company's price-sensitive information due to any reason, necessary remedial measures shall be taken, timely explanation and clarification shall be made, and relevant reports shall be submitted to the regulatory authorities in places where the shares of the Company are listed, and to the CSRC.

(6) responsible for co-ordinating and organizing market promotion, co-ordinating reception of visitors, handling the investor relations, keeping in touch with investors, intermediaries and news media, responsible for co-ordinating replies to inquiries from the public, and ensuring investors to obtain the information disclosed by the Company in a timely manner; organizing the preparation of the Company's onshore and offshore marketing and promotion activities, preparing summary reports on marketing and important visits, and organizing work in relation to the reports to the CSRC; establishing effectual communication channels between the Company and its shareholders (including assigning dedicated persons and/or departments), responsible for maintaining full and necessary contact with shareholders, and passing all feedback of shareholders, including their opinions and proposals, to the Board and management of the Company in a timely manner.

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(7)  ensuring the proper maintenance of the register of shareholders, responsible for handling and keeping the materials concerning register of shareholders, directors' register, quantity of shares held by major shareholders and records of shares held by directors, as well as the name lists of the beneficiaries of the outstanding debentures of the Company.

(8) assisting directors and the president to conscientiously implement domestic and foreign laws, regulations, the Articles and other provisions and providing them with the relevant information (including but not limited to provision to the newly-appointed directors of the latest information on company governance issued by the Stock Exchange of Hong Kong Limited). Upon becoming aware that the Company has passed or may pass resolutions which may breach the relevant regulations, has a duty to immediately warn the Board, and is entitled to report the facts of the related matters to CSRC and other regulatory authorities.

(9) co-ordinating the provision of relevant information necessary for the Company's supervisory committee and other audit authorities to discharge their duties; assisting in carrying out investigation on the performance by the chief financial officer, directors and the president of the Company of their fiduciary duties.

(10) ensuring that the complete constitutive documents and records of the Company are kept properly and the persons who have the rights of access to the relevant documents and records of the Company obtain those documents and records in a timely manner.

(11) exercising other functions and powers as conferred by the Board, as well as other functions and powers as required by the listing rules of the stock exchanges on which the Company's shares are listed.

Article 16 The Board shall have a secretarial office, which shall be the daily working body assisting the secretary of the Board in performing his duties.

Article 17 The Company shall formulate the "Detailed Working Rules for the Secretary of the Board", which shall set out detailed provisions in respect of the duties and responsibilities, roles and the daily working body of the secretary of the Board. Those Rules shall come into effect upon the submission to, and the approval by, the Board.

                CHAPTER V  SYSTEM FOR BOARD OF DIRECTORS' MEETINGS

Article 18 The board of directors' meetings shall be divided into regular meetings and interim meetings according to the regularity of such meetings.

Article 19 Regular meetings shall include the following:

(1)  Board meetings approving financial reports of the Company:

     (i)  Annual results meetings

          Annual results meetings shall be convened within 120 days from the end of the accounting year of the Company. The directors shall approve the Company's annual reports and deal with other

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              relevant matters at such meetings. The timing of such meetings shall ensure that the annual reports of the Company will be despatched to the shareholders within the time limit specified by the relevant regulations and the Articles of Association, and shall ensure that the preliminary annual financial results of the Company will be announced within the time limit specified by the relevant regulations of the Company, and shall ensure that the AGM will be convened within 180 days from the end of accounting year of the Company.

       (ii)   Interim results meetings

              The interim results meetings shall be convened within 60 days from the end of the first six months of the accounting year of the Company. The directors shall approve the Company's interim reports and deal with other relevant matters at such meetings.

       (iii)  Quarterly results meetings

              The quarterly results meeting shall be held in the first month of each of the second and fourth quarter of the Gregorian calendar year. The directors shall approve the Company's quarterly reports for the preceding quarters at such meetings.

(2)    Year-end review meetings

The year-end review meetings shall be convened in December of each year. The directors shall listen to and approve the general manager's report in respect of the expected performance of the Company in the year and the work arrangements for the following year at such meetings.

Article 20 The chairman of the board of directors shall convene an interim board of directors' meeting within fifteen working days in any one of the following events:

(1)    where the chairman of the board of directors considers necessary;

(2)    where more than one-third of the directors propose in their joint names;

(3) where more than one-half of the independent directors propose in their joint names;

(4)    where the supervisory committee proposes;

(5)    where the president proposes.

Article 21 The board of directors' meetings shall be divided into meetings at which the directors may authorise other directors to attend on their behalf, according to whether the directors are physically present at the meetings.

The meetings at which all directors must be physically present shall be held at least once every six months, and such meetings shall not be held by way of written resolutions or video telephone meetings.

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Article 22  The board of directors' meetings shall be divided into on-site meetings, video-telephone meetings and meetings by way of written resolutions.

All the meetings of the board of directors may be held by way of on-site meetings.

The board of directors' meetings may be held by way of video-telephone meetings, provided that the attending directors are able to hear clearly the director who speaks at the meeting and communicate amongst themselves. The meetings convened by this method shall be recorded and videotaped. In the event that the attending directors are unable to sign for the resolutions on site, they shall express their opinions orally during the meeting and shall complete the signing procedures as soon as practicable. The verbal voting by a director shall have the same effect as signing in the voting sheet, provided that there is no discrepancy between the opinions expressed by such director in completing signing procedure and the opinions orally expressed by him during the meeting.

In urgent cases (limited to cases where an on-site meeting or a video-telephone meeting is impractical), where the matters to be examined are comparatively procedural and unique such that a discussion of the motions proves to be unnecessary, the board of directors' meeting may be held by written resolutions, in which case the motions shall be passed by way of circulating the motions for directors' review. Unless otherwise expressed by the directors, signing on the written resolutions by the directors shall be sufficient evidence that they have agreed to the resolutions.

         CHAPTER VI     PROCEEDINGS OF BOARD OF DIRECTORS' MEETINGS

Article 23  Putting forward Motions

The motions of the board of directors' meetings shall be put forward in the following circumstances:

(1)    matters proposed by the directors;

(2)    matters proposed by the supervisory committee;

(3)    motions from the special committees of the board of directors;

(4)    matters proposed by the general manager.

Article 24  Collecting Motions

The secretary of the board of directors shall be responsible for collecting the draft motions in respect of the matters to be considered at the meeting. Each person who puts forward the relevant motion(s) shall submit the motions and relevant explanatory materials before the date of the meeting. Motions concerning material connected transactions which must be approved by the board of directors or the shareholders' general meeting (which are determined according to the standards set from time to time by the relevant regulatory bodies) shall

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first be approved by the independent directors. The relevant materials shall be submitted to the chairman of the board of directors after being reviewed by the secretary of the board of directors, who shall also set out the time, place and agenda of the meeting in the materials submitted.

Article 25  Convening Meetings

A board of directors' meeting shall be convened by the chairman of the board of directors, who shall also approve the issue of the notice convening the meeting. If the chairman of the board of directors is unable to convene the meeting due to special reasons, he shall designate the vice-chairman or other director(s) to convene the meeting. Where with no reason the chairman fails to convene a meeting or designate specific personnel to act on his behalf, a director chosen by the vice-chairman and one-half of the directors jointly shall convene the meeting. The convenor of the meeting shall be responsible for approving the issue of the notice of the meeting.

Article 26  Notice of Meetings

(1) The notice of a board of directors' meeting shall be delivered to all directors, supervisors or other personnel attending the meeting before the date of the meeting. The notice of the meeting shall generally set out the following:

       (i)    the time and place of the meeting;

       (ii)   the duration of the meeting;

       (iii) the agenda, subject matter, resolutions and relevant board papers and materials;

       (iv)   the date of the issue of the notice.

(2) Board of directors' meetings shall be notified according to the following requirements and form:

       (i) Where the board of directors have set the time and place of regular board of directors' meetings, there is no need for notice of the meeting to be delivered.

       (ii) Where the board of directors have not set the time and place of the board of directors' meetings, the board of directors shall serve notice of the time and place of the meeting on the directors by electronic means, telegraph, facsimile, courier or registered post or personal service, at least ten (10) days before the meeting.

       (iii) The notice shall be written in Chinese and an English version can be attached if necessary and shall include the agenda of the meeting.

       (iv) Any director may waive the right to receive notice of board meetings.

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Notice of a meeting shall be deemed to have been given to any director who attends the meeting without objecting to any lack of notice before the meeting or at its commencement.

Article 27  Communication before Meetings

After the issue of the notice of a meeting and before the date of the meeting, the secretary of the board of the directors shall be responsible for, and shall communicate and liaise with all directors, in particular external directors, to seek their opinions or suggestions in respect of the motions of the meeting, and shall pass on these opinions or suggestions to the persons who put forward the motions, so as to enable necessary amendments to be made to them. The secretary of the board of directors shall also, in a timely manner, arrange for the provision of the supplemental materials which are required for the directors to make decisions on the motions of the meeting, including the background information relating to the subject of the meeting and other information which will assist the directors in making scientific, rapid and prudent decisions.

Where more than one-fourth of the directors or two external directors are of the opinion that the materials provided are insufficient or unclear, they may jointly make a proposal concerning the postponement of the board meeting or the postponement of discussions on the part of the issues put forward by the board of directors, and the board of directors shall adopt such a proposal. Unless such a proposal is put forward during the meeting, the secretary of the board of directors shall serve a notice on the directors, supervisors and other personnel attending the meeting upon receiving a written request concerning the postponement of holding of the meeting or the postponement of discussions on part of the issues put forward by the board of directors.

Article 28  Attendance at Meetings

Meetings of the board shall be held only if more than half of the directors are present.

Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf (where an independent director is unable to attend in person, he shall appoint another independent director to attend on his behalf). The power of attorney shall set out the name of the attorney, the particulars and the scope of authorisation, duration of the validity of such authorisation, and shall be signed or sealed by the principal.

In the event that an independent director does not attend three consecutive board of directors meetings or if the other directors do not attend two consecutive board of directors meetings and do not authorize another director to attend on their behalf, this will be regarded as a dereliction of duty, and the board of directors should recommend to the shareholders' general meeting to have such directors dismissed.

The board of directors' meeting shall be chaired by the chairman of the board of directors. Where circumstances preclude the chairman from chairing the meeting he may designate the vice-chairman or other directors to act on his behalf. Where the chairman of the board fails to chair the meeting without reason or designate specific personnel to act on his behalf, a director chosen by the vice-chairman or more than half of the directors shall chair the meeting. Upon the expiry of the term of office of the directors and the re-election of the new directors at the

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shareholders' general meeting, the director who obtains the largest number of votes at such re-election (or if more than one, one shall be chosen amongst them) shall chair such meeting, at which the chairman of the new board of directors shall be elected.

Article 29  Considering the Motions

The chairman of the meeting shall declare the commencement of the meeting as scheduled. The directors present shall reach an agreement on the agenda of the meeting thereafter. Where more than one-fourth of the directors or more than two external directors are of the opinion that the materials for the meeting are insufficient or unclear, they may jointly make a proposal concerning the postponement of holding of the board meeting or the postponement of discussions on the part of the issues put forward by the board of directors, and the board of directors shall adopt such a proposal.

When an agreement is reached in respect of the agenda of the meeting by the directors present at the meeting, the chairman of the meeting shall direct the motions to be examined one by one. Persons who put forward the motions or their proxies shall first report to the board of directors their work or make statements in respect of the motions.

In reviewing the relevant proposals, motions and reports, in order to understand the main points and the background information of the motions in detail, the board of directors' meeting may require the heads of the departments which are responsible for handling the motions to attend the meeting to listen to and make inquiries of the relevant statements made at the meeting, so that proper decisions can be made at the meeting. If, in the course of the meeting, any motions examined are found to be unclear or infeasible, the board of directors shall require the departments which are responsible for handling the motions to give a statement at the meeting, and the motions may be returned to such departments for re-handling and their examination and approval shall be postponed.

The independent directors shall give their independent opinions to the board of directors on the following matters:

(1)    the nomination, appointment and dismissal of senior officers;

(2)    the appointment and dismissal of senior officers;

(3)    the remuneration of the directors and senior officers of the Company;

(4) existing or new loans made by the Company to its shareholders, the person in effective control of the Company or the associated enterprises of the Company or other transfer of funds between them, the amounts of which are equivalent to or exceed the relevant thresholds of the Company's material connected transactions which must be approved by the board of directors and shareholders' general meeting (which shall be determined in accordance with the standard promulgated from time to time by the authorised regulatory bodies) which must be examined by the board of directors or shareholders' general meeting according to law, and whether the Company has taken effective measures to recover such debts;

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(5)    any matters which the independent directors consider to be material to the interests of minority shareholders.

An independent director shall give his opinion on the above-mentioned matters in the following manner:

(1)    agree;

(2)    opinion reserved and reasons therefor;

(3)    oppose and reasons therefor;

(4)    no opinion can be expressed and the obstacles.

Article 30  Voting on Motions

In reviewing the motions at the board of directors' meeting, all attending directors shall deliver their opinions in respect of approval or objection to such motions or abstention from voting.

The directors who are acting as proxies of others shall exercise the voting rights within the scope of such authorisation.

Where a director is not present at a board of directors' meeting and fails to appoint a proxy to act on his behalf, such director shall be deemed to have waived his rights to vote at the meeting.

In reaching resolutions by the board of directors, except the following matters the resolutions of which shall be passed by the consent of more than two-thirds of the directors, other matters shall be passed with the consent of more than one-half of the directors:

(1) to formulate proposals for the financial policies of the Company, the increase or reduction of the registered capital of the Company and the issuance of securities of any kind (including, without limitation, debentures of the Company) and their listing, and any repurchase of the shares of the Company;

(2) to draw up plans for significant acquisition or disposal proposals, the merger, division or dissolution of the Company;

(3) to formulate proposals for any amendment to the Company's Articles of Association.

Resolutions of the board of directors may be decided on a poll or show of hands. Each director shall have one vote. Where the votes for and against a resolution are equal, the chairman of the board of directors is entitled to a casting vote.

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In voting on the Company's connected transactions by the board of directors, the connected directors who have interests in the transactions shall abstain from voting. Where resolutions cannot be reached due to the abstention from voting of the connected directors, the relevant motions shall be submitted directly to the shareholders' general meeting for consideration.

Article 31  Responsibilities of directors for board resolutions

A written resolution of the board of directors shall not take effect as a resolution of the board of directors if it has not been formulated in accordance with the stipulated procedures, notwithstanding all the directors have already expressed their opinions in different ways. The directors shall be responsible for the resolutions passed at the meetings of the board of directors. Any director who votes for a resolution which contravenes the laws, administrative regulations or the Articles of Association thus causing serious damage to the Company shall be directly liable (including for compensation of damages) for all losses incurred by the Company as a result. A director who votes against the resolution, and who has been proved as having expressed dissenting opinions on the resolution and such opinions are recorded in the minutes of the meting can be exempt from liability. A director who abstains, or who fails to attend the meeting and fails to appoint a proxy to act on his behalf, cannot avoid liability. A director who explicitly expresses his objection in the course of discussion but fails to cast an objection vote in the voting cannot avoid liability.

Article 32  Resolutions of the Meeting

The board of directors' meeting should normally resolve on all the matters examined at the meeting.

A resolution on the Company's connected transactions shall not be valid until it is signed by all directors.

The independent directors' opinions shall be set out in the resolutions of the board of directors meetings.

Article 33  Minutes of the Meetings

Minutes of the board of directors' meeting are proof of the resolutions on the matters examined at the meeting. Detailed and complete minutes in respect of the matters examined at the meeting shall be recorded. The minutes of the board of directors' meeting shall state the following:

(1)    the date, place, names of the convenors and chairman of the meeting;

(2) the names of the attending directors and the names of those persons present, the names of appointing directors and their attorneys;

(3)    the agenda of the meeting;

(4) the essential points of the directors' presentations (for a meeting by written resolution, the version containing the directors' feedback in writing shall prevail);

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(5)    the voting methods and outcome for each proposal (the outcome of the voting shall set out the respective number of assenting or dissenting votes or abstentions);

(6)    the directors' signatures.

The secretary of the board of directors shall take initiative to arrange for the matters examined at the meeting to be recorded. The minutes of the board meeting shall be given to all directors as soon as practicable. Directors who wish to amend or supplement the minutes shall submit a written report setting out his comments to the chairman of the board within one week of this receipt of the draft minutes circulated. Once the board minutes have been finalised, the attending directors, the secretary of the board of directors and the minute-taking officer shall sign the minutes of the board meeting. The minutes of the board meeting, being an important Company record, shall be properly kept at the business address of the Company.

     CHAPTER VII   DISCLOSURE OF INFORMATION RELATING TO THE BOARD OF
                   DIRECTORS' MEETING

Article 34 The board of directors of the Company shall strictly comply with the requirements of the regulatory authorities and the stock exchanges on which the Company's shares are listed in relation to the disclosure of information., It shall ensure that matters examined or resolutions passed at the board of directors' meeting which are discloseable are disclosed accurately and in a timely manner. Information relating to significant matters of the Company must be reported to the stock exchanges on which the Company's shares are listed at the earliest opportunity, and shall be submitted to relevant regulatory authorities for filing.

Article 35 Where a matter which requires the independent opinions of the independent directors is discloseable, the Company shall disclose such opinions in the relevant announcement. If the independent directors are of the divergent views and cannot reach any consensus, the board of directors shall disclose the respective opinions of each of the independent directors.

Article 36 Where matters considered at the board of directors meeting are confidential, the attendees of the meeting must keep such information confidential. Liability shall be imposed on those who are in breach of this duty.

     CHAPTER VIII  IMPLEMENTATION OF THE RESOLUTIONS OF THE BOARD OF DIRECTORS'
                   MEETING AND FEEDBACKS

Article 37 The following matters shall not be implemented until they are examined and preliminarily approved by the board of directors and submitted to the shareholders' general meeting for approval thereafter:

(1)    the formulation of the Company's annual preliminary and final budgets;

(2) the formulation of Company's profit distribution proposals and loss recovery proposals;

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(3)    the increase or reduction of the registered capital of the Company and the issue of debentures or other securities and their listing, and any repurchase of the shares of the Company;

(4) the formulation of plans for merger, division or dissolution of the Company;

(5) the formulation of proposals for any amendment to the Articles of Associations; and

(6) any proposal to be submitted to the shareholders in general meeting for the appointment or replacement of the accounting firm auditing the accounts of the Company.

Article 38 After resolutions are passed at a board of directors' meeting, the general manager shall implement the resolutions which fall within the scope of the authority of the general manager, or which the board of directors authorises the general manager to handle, and shall report the status of implementation to the board of directors.

Article 39 The chairman of the board shall have the power to, or authorize the vice-chairman or the directors to, urge, examine and supervise the implementation of the resolutions of the meeting.

Article 40 At each board of directors' meeting, the chairman or other executive director authorized by him shall report on matters relating to resolutions of the executive directors' committee (if any) and the general manager shall deliver a report to the meeting in relation to the status of implementation of the matters which, according to the resolutions of the previous meeting, must be implemented.

Article 41 Under the direction of the board of directors and the chairman, the secretary of the board of directors shall take the initiative to obtain information in respect of the progress on the implementation of the resolutions, and shall, in a timely manner, report to and submit proposals to the board of directors and the chairman in relation to the important issues to be implemented.

                   CHAPTER IX     SUPPLEMENTAL PROVISIONS

Article 42 Where these Rules fail to comply with relevant laws, regulations, other regulatory documents as promulgated from time to time, the provisions of the Company Law of any resolutions of the shareholders' general meeting, then such laws, regulations and other regulatory documents, the Company Articles or shareholders' resolutions shall prevail.

Article 43 These Rules shall come into effect upon being passed by the shareholders' general meeting. Any amendments to these Rules shall be proposed by the board of directors and submitted to the shareholders' general meeting for approval.

Article 44 The right to interpret these Rules shall vest with the board of directors.

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                      CHAPTER I     GENERAL PRINCIPLES

Article 1 In order to safeguard the interests of the shareholders and employees of the Company and improve the Company's internal supervision and control mechanisms, these Rules governing the work of the Supervisory Committee of this Company are hereby amended in accordance with the Company Law of the People's Republic of China, the Provisional Regulations on Supervisory Committees of State Enterprises and the Guidelines on the Articles of Association of Listed Companies, and with the reference to the Opinions on Further Promoting Standardised Operation of Reform of Companies Listed Overseas, the Detailed Rules of Procedure for Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited and the Articles of the Association of the Company.

Article 2 The Supervisory Committee is the supervisory organisation set up in accordance with the law, and is accountable and reports to the shareholders' general meeting.

The Supervisory Committee focuses its work on financial supervision, and supervises the Company's financial activities and the operation and management activities of the Company's directors, managers and other officers in accordance with the relevant national laws, administrative regulations, financial auditing regulations and resolutions of the shareholders' general meeting, so as to ensure that the assets of the Company and the interests of shareholders are not jeopardised.

           CHAPTER II     COMPOSITION OF THE SUPERVISORY COMMITTEE

Article 3  The Supervisory Committee of this Company shall be composed of seven
(7) members, one half of whom shall be external supervisors. The Supervisory Committee shall have a Chairman.

Article 4 The staff representatives in the Supervisory Committee shall be recommended by the employees representative meeting or the board of the employees representative meeting and elected by the shareholders general meeting.

Article 5  Qualifications for supervisors

(1) A supervisor should be familiar with and able to perform and implement the relevant national laws, administrative regulations and rules and systems;

(2) A supervisor should have professional knowledge of financial, accounting, auditing or macro economic matters, and have an proper understanding of the Company's operations and management;

(3) A supervisor should comply with the law, uphold principles, be honest and self-disciplined, loyal to his duties, impartial, and be able to maintain confidentiality;

(4) A supervisor should have a relatively strong ability of comprehensive analysis and judgement, and be capable of working independently;

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(5)    A supervisor should be able to protect the interests of investors, with a strong sense of responsibility to preserve and increase the value of the Company's assets.

Article 6 Directors, managers, persons in charge of financial affairs, and secretary of the board of the Company and government functionaries shall not act as a supervisor of the Company concurrently.

A person who falls under any circumstance set out in Article 57 of the Company Law or is prohibited by the China Securities Regulatory Commission from access to the market shall not act as the supervisor of the Company if such prohibition is not lifted.

Article 7 The term of office for a supervisor shall be three years. In general, a supervisor shall not be removed during the term of office. Upon expiration of the term, a supervisor may be re-elected to a successive term.

Article 8 The Supervisory Committee shall establish an Office of Supervisory Committee, which shall be the executive body of the Supervisory Committee and shall handle relevant specific matters under the leadership of the Supervisory Committee and its Chairman.

       CHAPTER III     POWERS, RESPONSIBILITIES AND OBLIGATIONS OF THE
                       SUPERVISORY COMMITTEE

Article 9 The Supervisory Committee shall exercise the following powers in accordance with the law:

(1) to supervise the performance and implementation of the relevant State laws and administrative regulations as well as implementation of the resolutions of the shareholders general meeting by the Company, and exercise supervision over decision-making procedures for important matters.

(2) to examine the Company's financial affairs, review the Company's financial and accounting information and other information relating to the Company's operation and management activities, verify authenticity and legitimacy of the Company's financial statements, and assess the Company's monthly, interim and annual financial reports. When necessary, it may require any executive directors, managers and functionary departments to report on the relevant business matters.

(3) to stress the supervision and control of economic activities and asset quality relating to finance, investment, provision of guarantees, security, transfer, acquisition and merger involving large amounts of funds which are the subject of decision-making by the Board.

(4) to supervise directors, managers and other officers of the Company as to whether they are involved in any of the following activities in violation of laws, regulations or the Articles of Association of the Company:

       i. by taking advantage of his office power, taking bribes or other illegal income or illegally taking possession of the assets of the Company;

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       ii.    misappropriating the funds of the Company, or lending the funds of the Company to other persons;

       iii. depositing the assets of the Company in an account under an individual's name or in any other names;

       iv. using the assets of the Company to provide guarantees for a shareholder of the Company or for any other individual's debts;

       v. engaging in any activity which may jeopardise the interests of the Company on his own account or for any other person; or

       vi.    divulging commercial secrets of the Company.

(5) to attend the meetings of the Board of Directors as observers, and to designate any supervisor to attend the managers executive meeting as an observer when necessary.

(6) to exercise other powers conferred by the Articles of Association of the Company or the shareholders general meeting.

Article 10 The Chairman of the Supervisory Committee shall exercise the following powers in accordance with the law:

(1)    to convene and preside over the meetings of the Supervisory Committee;

(2)    to inspect the implementation of resolutions of the Supervisory
       Committee;

(3) to examine and sign the reports of the Supervisory Committee and other important documents;

(4) on behalf of the Supervisory Committee, to report to the shareholders general meeting on its work; and

(5) other powers which shall be performed by the Chairman of the Supervisory Committee.

Article 11 During the performance of its duties of supervision, the Supervisory Committee may adopt the following measures against issues discovered therein:

(1)    to issue a written notice demanding correction;

(2)    to ask the audit and surveillance departments to verify;

(3) to appoint qualified external accountants firm, audit firm, law firm or other professional institutions to verify and collect evidence;

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(4)    to propose to convene any interim shareholders general meeting; or

(5) to make a report or explanation to the relevant State regulatory institutions or judicial authorities.

Article 12  A supervisor shall perform the following duties:

(1) to comply with the Articles of Association of the Company and implement the resolutions of the Supervisory Committee;

(2) to assume corresponding liability for any business activity of the Company in violation of laws and regulations which has been discovered but has not been stopped,; and

(3) to assume corresponding liability for any violation of the provisions of laws, regulations or the Articles of Association of the Company during the work, resulting in any damage to the Company;

If any resolution of the Supervisory Committee causes any damage to investors' interests, the Company's interests and legitimate interests of the employees, the supervisors participating in the adoption of the resolution shall assume corresponding liabilities. However, if a supervisor expressed his objection and this fact is recorded in the minutes of the meeting, such supervisor shall be exempted from relevant liability.

Article 13 In addition to conscientious performance of the obligations under the Articles of Association of the Company, a supervisor shall perform the following obligations:

(1) faithfully perform the supervisory duty and safeguard the interests of the Company, and not seek personal interests for himself or for any other person by taking advantage of his position and office power in the Company, nor take bribes or any other illegal incomes or illegally take possession of assets of the Company;

(2) except in accordance with the law or as approved by the shareholders general meeting, may not disclose the Company's secrets;

(3) be responsible for the authenticity and legitimacy of the contents of the report to the shareholders' general meeting or the supervisory documents; and

(4) strengthen the study of the laws, regulations, policies and business, pay attention to investigation and research, and improve their professional ability.

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       CHAPTER IV    METHODS AND PROCEDURES FOR THE OPERATION OF THE
                     SUPERVISORY COMMITTEE

Article 14 The Supervisory Committee operates mainly through regular meetings and interim meetings.

Article 15 The Supervisory Committee shall hold two regular meetings each year. In general, the agenda of the meeting shall include:

(1) to review the annual and interim financial statements of the Company, and present the Supervisory Committee's analysis and recommendation from the points of view of enterprise operation risks, standardised operation, effective management and asset loss, etc.;

(2) to focus on the assessment of the performance of the Company's budget, operation of the assets, implementation of material investment decisions, asset quality of the Company and preservation of and increase in the value of the Company's assets, etc.; and

(3) to discuss the work report of the Supervisory Committee, amendment to important systems, work plan and summaries of its work.

Article 16 Upon the proposal of the Chairman of the Supervisory Committee or two thirds or more of its members, or upon the requirement of the Board or the General Manager, the Supervisory Committee may hold an extraordinary meeting in any of the following circumstances:

(1) where the Company has suffered or is suffering material asset flight, causing damages to the interests of the shareholders, but the Board fails to take measures in a timely manner;

(2) where any officer of the Company violates laws, administrative regulations or the Articles of Association of the Company, causing material damage to the interests of the Company;

(3) where it is necessary to conduct investigation of any specific matter, or it is necessary to invite the Board and management to provide relevant consultancy opinions;

(4) where the Supervisory Committee considers necessary to appoint any external accountant, auditor or law firm to issue professional opinions in respect of certain material supervision matters;

(5) where the Supervisory Committee considers necessary to convene an interim meeting.

Article 17 Notice of the time and place of a Supervisory Committee meeting and major items recommended for discussion should be given to supervisors ten days prior to the date of meeting, either by telegraph, electronic transmission, facsimile, courier or registered post. When convening an interim meeting, oral or written notice may be given three days prior to the meeting.

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Meetings of the Supervisory Committee may be held by telephone or by other means of communication, and provided that supervisors attending the meeting are able to express their opinion and communicate with the other supervisors, all supervisors participating will be deemed to have attended the meeting.

Article 18 Meetings of the Supervisory Committee should be attended by at least two-thirds (inclusive) of the supervisors. Meetings shall be chaired by the Chairman of the Supervisory Committee. If for some reason the Chairman is unable to attend, he should appoint another supervisor to chair the meeting.

Article 19 Supervisors shall attend meetings as scheduled, and fully express their opinions on the resolutions and matters for discussion, and indicate their own attitude. If for some reason a supervisor is unable to attend a meeting, he may authorise another supervisor to act as a proxy and exercise his powers on his behalf. Such written authorisation shall state the name of the proxy, the matters in respect of which he is authorised, the authority of the proxy and the period of validity, and shall be signed or bear the seal of the person appointing the proxy. This will be deemed to be an attendance at that meeting by the supervisor so represented. If a supervisor does not attend two consecutive meetings, and does not appoint another supervisor to act as his proxy, then the Supervisory Committee should recommend to the shareholders' general meeting that he be replaced.

Article 20 If questions raised by the resolutions or matters discussed by the Supervisory Committee require the opinion of experts or the board of directors or management of the Company, then such experts, members of the board of directors or members of management may be invited to attend the meeting.

Attendees at the meeting have the right to express their opinion in respect of certain matters, but have no right to vote.

Article 21 Resolutions of the Supervisory Committee shall be voted by ballot, either by poll or on a show of hands. Each supervisor has the right to cast one vote, and when votes in favour and against are equal, the Chairman of the Supervisory Committee may cast an additional vote. Ordinary resolutions require the approval of half of the supervisors present at the meeting to be effective. The following matters mast receive the approval of two-thirds (inclusive) of the supervisors present at the meeting to be passed:

(1)    a motion to convene an extraordinary general meeting of shareholders;

(2) the appointment of accountants, auditors or lawyers in the name of the Company;

(3)    organising an investigate or consultation into a particular matter.

Article 22 When the Supervisory Committee makes a resolution, where the matter falls within the scope of responsibility of the general manager, the general manager shall be responsible for implementation and shall report on such implementation in a timely manner to the Supervisory Committee. When the Supervisory

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Committee is not in session, he may report to the Chairman of the Supervisory
Committee. Matters that do not fall within the scope of responsibility of the general manager, the Supervisory Committee shall organise implementation by the relevant department and receive their reports.

The Office of the Supervisory Committee is responsible for delivering written materials on the resolutions of the Supervisory Committee and their implementation to the directors, supervisors and general manager.

Article 23 Minutes shall be recorded of meetings of the Supervisory Committee, and shall be signed by the supervisors attending the meeting and the officer recording the minutes. Supervisors have the right to record explanations regarding their speeches at the meetings.

Article 24 After a meeting of the Supervisory Committee has been held, a summary of the meeting must be prepared, and retained for six years together with the minutes and resolutions as records of the Supervisory Committee.

Article 25 When the Supervisory Committee is exercising its supervising powers, it may not act on behalf of the board of directors or general manager, and may not carry on any business activities on behalf of the Company.

                   CHAPTER V     INCENTIVES AND SANCTIONS

Article 26 If the achievements of members of the Supervisory Committee in carrying out their work are outstanding, and make a significant contribution to the rights and interests of the Company and the shareholders, the shareholders' general meeting may grant them a bonus.

Article 27 In any of the following cases, based on the severity of the particular circumstances, administrative or disciplinary sanctions, including dismissal from their post, may be imposed on the Supervisor in accordance with the law and the Company's Articles of Association. Where this constitutes criminal behaviour, criminal liability will be pursued by judicial organs in accordance with the law:

(1) concealing major breaches of the law or regulation by the Company, or gross dereliction of duty in relation thereto;

(2) preparing a false report in relation to the Company's financial situation;

(3)    behaviour in breach of Article 13 of these Rules.

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                   CHAPTER VI     SUPPLEMENTARY PROVISIONS

Article 28 The Supervisory Committee of the Company has guiding responsibility for the work of the supervisory committees of the Company's subsidiaries (including controlled companies). When necessary it may organise a financial investigation group of the Supervisory Committee Office to carry out an investigation of the financial situation of subsidiaries.

Article 29 The Company shall provide the necessary working conditions for the Supervisory Committee, shall bear all expenses arising from the work of the Supervisory Committee.

Article 30 These Rules shall come into effect upon being passed by the shareholders' general meeting. Any amendments to these Rules shall be proposed by the Supervisory Committee and submitted to the shareholders' general meeting for approval. The right to interpret these Rules shall vest with the Supervisory Committee.

                                     -120-